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As filed with the Securities and Exchange Commission on May 27, 2003.

Registration No. 333- 0-00000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Brookfield Properties Corporation
(Exact name of registrant as specified in its charter)

Canada (Providence or other jurisdiction of incorporation or organization)	6512 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)
BCE Place 181 Bay Street Suite 400 Toronto, Ontario, Canada M5J-2T3 (416) 359-8600 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Torys LLP 237 Park Avenue New York, NY 10017 (212) 880-6000 (Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Andrew J. Beck Torys LLP 237 Park Avenue New York, NY 10017 (212) 880-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdictions' shelf prospectus offering procedures, as amended, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)

Common Shares	675,000	(2)	(2)	$1,138

(1)
The maximum number of shares that may be issued in the United States pursuant to the transaction described herein, based upon the best available information regarding the number of United States common shareholders of BPO Properties Ltd. as of May 22, 2003.

(2)
In accordance with General Instruction IV.G. of Form F-8, the registration fee is calculated on the basis of the market value of common shares of BPO Properties Ltd. to be received by Brookfield Properties Corporation from U.S. holders of BPO Properties Ltd., as of May 22, 2003, of Cdn.$19,237,500 (U.S.$14,063,528). Such value is calculated based upon 675,000 common shares of BPO Properties Ltd. estimated to be held by U.S. holders on May 22, 2003, and a market value per common share of Cdn.$28.50 (U.S.$20.84) (based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange on May 22, 2003).

        If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
Notice of Annual and Special Meeting and Management Proxy Circular, dated May 22, 2003.
Letter of Transmittal to Common Shareholders
Form of Proxy for Common Shareholders
Letter of Transmittal to Preferred Shareholders
Form of Proxy for Preferred Shareholders
Item 2.	Informational Legends
See the cover page of the Notice of Annual and Special Meeting and Management Proxy Circular, dated May 22, 2003.
Item 3.	Incorporation of Certain Information by Reference
See the heading "Availability Of Public Disclosure Documents" in the Notice of Annual and Special Meeting and Management Proxy Circular, dated May 22, 2003.
Item 4.	List of Documents Filed with the Commission
See the heading "Documents Filed as Part of the U.S. Registration Statement" in the Notice of Annual and Special Meeting and Management Proxy Circular, dated May 22, 2003.

I-1

BPO PROPERTIES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

Concerning an annual and special meeting to approve
the proposed amalgamation of

BPO PROPERTIES LTD.
— and —
4162897 CANADA LIMITED,
A subsidiary of
BROOKFIELD PROPERTIES CORPORATION

May 22, 2003

These materials require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers.

The transactions described in this management proxy circular are made in respect of Canadian issuers that are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this management proxy circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this management proxy circular have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Shareholders should be aware that the acquisition of the securities described in this management proxy circular may have tax consequences both in the United States and Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in this management proxy circular.

It may be difficult for shareholders to enforce their rights and any claims they may have arising under the United States federal securities laws, since the issuers are located in Canada, and some or all of their officers and directors may be residents of countries other than the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the United States federal securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Shareholders should be aware that the issuers may purchase securities otherwise than in connection with the transactions described in this management proxy circular, such as in open market or privately negotiated purchases.

THE SECURITIES DESCRIBED IN THIS DOCUMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BPO PROPERTIES LTD.

May 22, 2003

To the Shareholders of BPO Properties Ltd.:

        On behalf of the Board of Directors of BPO Properties Ltd., I would like to invite you to an annual and special meeting of the Corporation's shareholders to be held on June 18, 2003 at 1:00 p.m. (local time) at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West, Calgary, Alberta.

        The purpose of the meeting will be to conduct our regular annual business and to ask shareholders to vote on a special resolution approving a proposed going private transaction by way of an amalgamation between the Corporation and a subsidiary of Brookfield Properties Corporation. The attached management proxy circular describes the proposed amalgamation in detail. You may wish to consult your tax or financial adviser to assist you in considering the alternatives available to you.

        As part of the going private transaction, you can elect to receive one of the following options for each common share of BPO Properties Ltd. that you hold, which will be effective only if the transaction is approved by shareholders:

  (a)
  $27.83 in cash (by way of redeemable preferred shares);

  (b)
  0.9386 common shares of Brookfield Properties Corporation (by way of either exchangeable or redeemable preferred shares);

  (c)
  $13.00 in cash (by way of redeemable preferred shares) and 0.5 common shares (by way of either exchangeable or redeemable preferred shares) of Brookfield Properties Corporation; or

  (d)
  a combination of cash (by way of redeemable preferred shares) and common shares of Brookfield Properties Corporation (by way of either exchangeable or redeemable preferred shares) to be specified by each shareholder, having a combined value not exceeding $27.83 per common share of BPO Properties Ltd.

        Preferred shareholders of the Corporation will receive preferred shares of a parent of the amalgamated entity, which shares will be identical in all material respects to the preferred shares of the Corporation.

        A letter of transmittal and election form is attached. You should use this form to make your election and submit it prior to the close of business on June 25, 2003.

        The Board of Directors has determined that the amalgamation is in the best interests of the Corporation and unanimously recommends that all shareholders vote in favour of the special resolution approving the amalgamation.

        We hope we will have the opportunity to welcome you to the annual and special meeting. However, if you are unable to attend, we would appreciate your signing and returning the accompanying form of proxy so that your vote is recorded.

Sincerely,

DAVID D. ARTHUR
President and Chief Executive Officer

BPO PROPERTIES LTD.

BCE Place, 181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of shareholders of BPO PROPERTIES LTD. (the "Corporation") will be held at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West, Calgary, Alberta on June 18, 2003, at 1:00 p.m. (local time), for the following purposes:

1.
To consider and, if deemed advisable, to approve, with or without amendment, a special resolution (the "Special Resolution") approving the amalgamation (the "Amalgamation") of the Corporation and 4162897 Canada Limited ("Subco"), a subsidiary of Brookfield Properties Corporation ("Brookfield"), to form an amalgamated corporation ("Amalco"), on the terms and conditions provided for in the Amalgamation Agreement included as Appendix 2 to the management proxy circular dated May 22, 2003 (the "Circular") accompanying this notice of meeting and pursuant to which, among other things:

(a)
each issued and outstanding common share of the Corporation (a "Share") and each issued and outstanding non-voting equity share of the Corporation (a "NVE Share") (in both cases, other than those held by dissenting shareholders or by Subco) will be exchanged for, at the option of the holder:

(i)
$27.83 in cash (to be paid on the redemption of Class A redeemable preferred shares of 4162862 Canada Limited ("Parentco"), a subsidiary of Brookfield, which shares would be issued on the Amalgamation);

(ii)
0.9386 common shares of Brookfield ("Brookfield Shares") (to be issued by Brookfield on the exchange of Class B exchangeable preferred shares of Parentco issued to Canadian resident holders of Shares or NVE Shares on the Amalgamation, or to be transferred by Parentco on the redemption of Class D redeemable preferred shares of Parentco issued to other holders of Shares or NVE Shares on the Amalgamation);

(iii)
0.5 Brookfield Shares (to be issued by Brookfield on the exchange of Class B exchangeable preferred shares of Parentco or to be transferred by Parentco on the redemption of Class D redeemable preferred shares of Parentco, as the case may be) and $13.00 cash (to be paid on the redemption of Class A redeemable preferred shares of Parentco); or

(iv)
a combination of cash (to be paid on the redemption of Class A redeemable preferred shares of Parentco) and a fraction of a Brookfield Share (to be issued on the exchange of Class B exchangeable preferred shares of Parentco or to be transferred by Parentco on the redemption of Class D redeemable preferred shares of Parentco, as the case may be), to be specified by each shareholder, such that the total of: (A) the product of the fraction of a Brookfield Share received and $29.65 and (B) the amount of cash received, does not exceed $27.83;

(b)
each issued and outstanding Share, NVE Share and preferred share of the Corporation (a "Preferred Share") held by Subco will be cancelled;

(c)
each issued and outstanding Preferred Share (other than those held by dissenting shareholders and Subco) will be exchanged for one Class C preferred share of Parentco of a series bearing terms and conditions identical in all material respects to the terms and conditions of that series of Preferred Share, as described in the Circular;

(d)
each issued and outstanding common share of Subco will be exchanged for one common share of Amalco; and

(e)
each issued and outstanding Class A preferred share of Subco will be exchanged for one Class A preferred share of Amalco.

2.
To consider and, if deemed advisable, to approve a special resolution authorizing the amendment of the articles of the Corporation to decrease the number of directors to six (the "Number of Directors Resolution").

3.
To receive the financial statements of the Corporation for the fiscal year ended December 31, 2002, together with the report of the auditors thereon.

4.
To elect directors for the upcoming year.

5.
To appoint auditors for the upcoming year and to authorize the directors to fix the remuneration to be paid to the auditors.

6.
To transact such other business, including any amendments and variations to the foregoing, as may properly come before the Meeting.

        A copy of the text of the Special Resolution and the Number of Directors Resolution and a copy of the form of Amalgamation Agreement are attached as Appendices 1 and 2, respectively, to the Circular. The Circular provides additional information relating to the matters to be dealt with at the Meeting, including details regarding the consideration options available in the Amalgamation to holders of Shares and Preferred Shares and the tax consequences associated with those options, and is incorporated in and forms part of this notice of meeting.

        A shareholder of the Corporation who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, sign and date the appropriate enclosed form of proxy and deliver it by hand or by mail in accordance with the instructions set out in the form of proxy and the Circular. In order to be effective, a proxy must be mailed so as to reach or be deposited with CIBC Mellon Trust Company not later than 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment thereof at which a proxy is to be used.

        Under section 190 of the Canada Business Corporations Act (the "Act"), a registered holder of Shares, NVE Shares or Preferred Shares may dissent in respect of the Special Resolution approving the Amalgamation as described in the accompanying Circular. If the Amalgamation is completed, dissenting shareholders who comply with procedures set forth in the Act will be entitled to be paid the fair value of their Shares, NVE Shares or Preferred Shares, as the case may be. This right is summarized in Appendix 3 to the Circular and section 190 of the Act is set forth in Appendix 4 to the Circular. Failure to comply strictly with the requirements set forth in section 190 of the Act may result in the loss of any right to dissent.

        DATED at Toronto, Ontario, on May 22, 2003.

                        BY ORDER OF THE BOARD OF DIRECTORS

                        Robert J. Harding
                        Chairman

CORPORATE GOVERNANCE PRACTICES	50
Board Composition	50
Board Committees	50
EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS	51
INFORMATION CONCERNING BROOKFIELD	51
Brookfield Corporation	51
Recent Developments	51
Material Changes in Share and Loan Capital Structure	52
Details of Brookfield Shares and Brookfield Preferred Shares	52
Brookfield Shares	53
Auditors, Transfer Agent and Registrar	53
Documents Incorporated by Reference	54
INFORMATION CONCERNING PARENTCO	54
Details of Parentco Preferred Shares	54
INFORMATION CONCERNING SUBCO	55
LEGAL MATTERS	55
Exemption Orders	55
Eligibility for Investment	56
ADDITIONAL INFORMATION REGARDING THE CORPORATION — DOCUMENTS INCORPORATED BY REFERENCE	56
AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS	56
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	57
APPROVAL AND CERTIFICATE	57
APPENDIX 1	—	BPO PROPERTIES LTD. SPECIAL RESOLUTION	1-1
APPENDIX 2	—	AMALGAMATION AGREEMENT	2-1
APPENDIX 3	—	SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT	3-1
APPENDIX 4	—	SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	4-1
APPENDIX 5	—	INDEPENDENT VALUATION AND FAIRNESS OPINION	5-1

BPO PROPERTIES LTD.

MANAGEMENT PROXY CIRCULAR FOR
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        The information contained in this management proxy circular concerning Brookfield Properties Corporation ("Brookfield"), Parentco and Subco was supplied by the management of Brookfield at the request of BPO Properties Ltd. (the "Corporation"). With respect to this information, the Board of Directors of the Corporation has relied exclusively upon Brookfield.

GLOSSARY OF TERMS

        The following is a glossary of terms used frequently throughout this management proxy circular and the summary thereof.

"$13/0.5 Brookfield Share Option" — The Common Share Consideration to be paid in respect of Shareholders who have elected or are deemed to have elected to receive consideration consisting of:

(a)
0.5 Brookfield Shares (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation, as the case may be) and

(b)
$13.00 cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation)

for each Share or NVE Share held by that Shareholder, as more fully described in the Circular.

"Act" — The Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended.

"affiliate" — An affiliate body corporate within the meaning of section 2(2) of the Act.

"Amalco" — The corporation continuing as a result of the Amalgamation.

"Amalco Class A Preferred Shares" — The Class A Preferred Shares of Amalco to be issued on the Amalgamation.

"Amalco Common Shares" — The common shares of Amalco to be issued on the Amalgamation.

"Amalgamation" — The amalgamation of the Corporation and Subco pursuant to the Amalgamation Agreement.

"Amalgamation Agreement" — The amalgamation agreement among the Corporation, Parentco and Subco providing for the Amalgamation, substantially in the form set forth in Appendix 2 to this Circular.

"Board of Directors" or "Board" — The board of directors of the Corporation.

"Brookfield" — Brookfield Properties Corporation.

"Brookfield Shares" — The common shares of Brookfield.

"Business Day" — Any day other than a Saturday, Sunday or civic or statutory holiday in the City of Toronto, Ontario.

"Cash Option" — The Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting entirely of $27.83 in cash for each Share or NVE Share held by that Shareholder (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation), as more fully described in this Circular.

"Circular" — This management proxy circular of the Corporation.

"Combined Option" — The Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting of a combination of Brookfield Shares (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the

Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued by Parentco to Shareholders who are not Eligible Shareholders on the Amalgamation) and cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation) for each Share or NVE Share held by that Shareholder as more fully described in this Circular, but does not include the Common Share Consideration to be paid pursuant to the $13/0.5 Brookfield Share Option.

"Common Share Consideration" — The consideration to be paid to Shareholders (other than Subco and Dissenting Shareholders) in the Proposed Transaction, whether it be Brookfield Shares (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation), cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares) or a combination thereof.

"Corporation" — BPO Properties Ltd., a corporation incorporated under the Act.

"Deloitte & Touche" — Deloitte & Touche LLP.

"Depositary" — CIBC Mellon Trust Company.

"Dissenting Shareholder" — A registered Shareholder or Preferred Shareholder who, in connection with the Special Resolution, has exercised the right to dissent pursuant to section 190 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the Shares, NVE Shares or Preferred Shares held by that Shareholder or Preferred Shareholder, as the case may be.

"Dollars" or "$" — The lawful currency of Canada.

"DWPV" — Davies Ward Phillips & Vineberg LLP.

"Effective Date" — The date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be on or about June 26, 2003.

"Eligible Shareholder" — A Shareholder who has not indicated in its Letter of Transmittal that it is a non-resident of Canada for the purposes of the Tax Act.

"Exchange Time" — 5:00 p.m. on the Effective Date.

"Fairness Opinion" — The opinion dated May 22, 2003 of RBC to the Independent Committee as to the fairness of the Common Share Consideration, from a financial point of view, to the Minority Shareholders, a copy of which is included in Appendix 5 to this Circular.

"Independent Committee" — The independent committee of the Board established by the Board by way of a resolution as of April 28, 2003 and consisting of Messrs. Nesbitt (Chairman), Jespersen and Davis, all of whom are independent directors of the Corporation.

"Letter of Transmittal" — The appropriate letter of transmittal and election form accompanying this Circular, to be completed by registered holders of Shares, NVE Shares and Preferred Shares.

"Management" — The management of the Corporation.

"Meeting" — The annual and special meeting of Shareholders to be held on June 18, 2003 to conduct the Corporation's regular annual business and to consider, and if deemed advisable, approve, with or without amendment, the Special Resolution and the Number of Directors Resolution, and any adjournments thereof.

"Minority Shareholders" — All holders of Shares and NVE Shares other than Brookfield, Subco, Parentco and any other persons related to Brookfield, Subco or Parentco.

"Notice" — The notice of the Meeting accompanying this Circular.

"Number of Directors Resolution" — The special resolution of the holders of Shares concerning an amendment to the articles of the Corporation to reduce the number of directors of the Corporation to six, substantially in the form set forth in Appendix 1 to this Circular.

"NVE Shares" — The non-voting equity shares of the Corporation.

"NYSE" — The New York Stock Exchange.

"OSC" — Ontario Securities Commission.

"Parentco" — 4162862 Canada Limited, a subsidiary of Brookfield which holds all of the outstanding shares of Subco.

"Parentco Class A Redeemable Preferred Shares" — The Class A Redeemable Preferred Shares of Parentco to be issued on the Amalgamation, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"Parentco Class B Exchangeable Preferred Shares" — The Class B Exchangeable Preferred Shares of Parentco to be issued on the Amalgamation, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"Parentco Class C Preferred Shares" — The Class C Preferred Shares of Parentco to be issued on the Amalgamation, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"Parentco Class D Redeemable Preferred Shares" — The Class D Redeemable Preferred Shares of Parentco to be issued on the Amalgamation, the terms of which are set out in Schedule A to the Amalgamation Agreement.

"Policy Q-27" — Policy No. Q-27 of the QSC, as amended.

"Preferred Shareholders" — The holders of Preferred Shares.

"Preferred Share Consideration" — The Parentco Class C Preferred Shares to be issued to Preferred Shareholders (other than Subco and Dissenting Shareholders) on the Amalgamation.

"Preferred Shares" — The preferred shares of the Corporation, issuable in series.

"Proposed Transaction" — The proposed Amalgamation and related transactions, including the issue or payment to Shareholders of the Common Share Consideration and the issue to Preferred Shareholders of the Preferred Share Consideration.

"QSC" — Commission des valeurs mobilières du Québec.

"RBC" — RBC Dominion Securities Inc., a member company of RBC Capital Markets, the independent valuator retained by the Independent Committee to prepare the Valuation and Opinion.

"Record Date" — May 15, 2003, the record date for receiving notice of and voting at the Meeting.

"Redemption Time" — 5:00 p.m. on the Effective Date.

"Rule 61-501" — Ontario Securities Commission Rule 61-501.

"Share Option" — The Common Share Consideration to be delivered to Shareholders who have elected to receive consideration consisting entirely of 0.9386 Brookfield Shares (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation) for each Share or NVE Share held by that Shareholder, as more fully described in this Circular.

"Shareholders" — The holders of Shares and NVE Shares.

"Shares" — The common shares of the Corporation.

"Special Resolution" — The special resolution of the holders of each of the Shares, NVE Shares and Preferred Shares concerning the Amalgamation to be considered at the Meeting, substantially in the form set forth in Appendix 1 to this Circular.

"Subco" — 4162897 Canada Limited, a subsidiary of Brookfield which is wholly owned by Parentco.

"Subco Common Shares" — The common shares of Subco.

"Subco Class A Preferred Shares" — The Class A preferred shares of Subco.

"Tax Act" — The Income Tax Act (Canada), R.S.C. 1985, c.1, (5th Suppl.), as amended.

"Transaction Consideration" — The Common Share Consideration and the Preferred Share Consideration.

"TSX" — The Toronto Stock Exchange.

"Valuation" — The formal valuation of the Shares dated May 22, 2003 delivered by RBC to the Independent Committee as required pursuant to Rule 61-501 and Policy Q-27, a copy of which is included in Appendix 5 to this Circular.

SUMMARY

        The following is a summary of certain significant information appearing elsewhere in this Circular. Certain capitalized terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Shareholders are urged to read this Circular and the Appendices hereto in their entirety.

Date, Time and Place of Meeting

        The Meeting of Shareholders will be held on June 18, 2003, at 1:00 p.m., Calgary time, at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West in Calgary, Alberta.

Record Date

        The record date for the determination of Shareholders and Preferred Shareholders entitled to notice of and to vote at the Meeting is May 15, 2003.

Purpose of Meeting

        The Meeting has been called to conduct the Corporation's regular annual business and to consider, and if deemed advisable, approve, with or without amendment, a Special Resolution approving the Amalgamation on the terms set out in the Amalgamation Agreement and the Number of Directors Resolution approving a reduction in the number of directors of the Corporation to six.

Terms of the Amalgamation

        The Effective Date of the Amalgamation is anticipated to be on or about June 26, 2003. If the Special Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied or waived, on the Effective Date, the Corporation and Subco will amalgamate and continue as one corporation.

        As a result of the Amalgamation, the property of both the Corporation and Subco will become the property of Amalco and Amalco will continue to be liable for the obligations of both the Corporation and Subco. Amalco will continue to carry on the operations of the Corporation and will have the same assets and liabilities. Accordingly, the Amalgamation is not expected to have any significant effect on the business and affairs of the Corporation.

Common Shares and NVE Shares

        Shareholders (other than Subco and Dissenting Shareholders) have the following options for the form of Common Share Consideration that they will receive in the course of the Amalgamation in exchange for each Share and NVE Share that they hold:

  (a)
  Cash Option.    Shareholders may elect to receive $27.83 in cash for each Share and each NVE Share (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation);

  (b)
  Share Option.    Shareholders may elect to receive 0.9386 Brookfield Shares for each Share and each NVE Share (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation);

  (c)
  Combined Option.    Shareholders may elect to receive for each Share and each NVE Share a combination of cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation) and a fraction of a Brookfield Share (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of

    Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation) to be specified by the Shareholder, such that the total of:

    (A)
    the product of the fraction of a Brookfield Share received and $29.65; and

    (B)
    the amount of cash received,

    does not exceed $27.83; or

  (d)
  $13/0.5 Brookfield Share Option.    Shareholders may elect to receive 0.5 Brookfield Shares (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation, as the case may be) and $13.00 cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation).

        Any election made by a Shareholder (other than a Dissenting Shareholder and Subco) must be made in respect of all Shares and all NVE Shares held by that Shareholder. Certain Canadian and United States federal income tax implications of each of the Transaction Consideration options are discussed in greater detail in this Circular under the headings "Information Regarding Proposed Transaction — Certain Canadian Federal Income Tax Considerations" and "— Certain U.S. Federal Income Tax Implications".

        Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or their NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option in the event the Amalgamation becomes effective.

        Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

        Shareholders (including Shareholders who intend to vote or have voted against the Proposed Transaction) who are not Dissenting Shareholders should complete and deliver a Letter of Transmittal prior to the close of business on June 25, 2003 if they do not wish to receive the $13/0.5 Brookfield Share Option.

        The terms of the Parentco Class A Redeemable Preferred Shares require Parentco to redeem each such share for $1 at the Redemption Time. Each Parentco Class B Exchangeable Preferred Share will be automatically exchanged at the Exchange Time and each Parentco Class D Redeemable Preferred Share will be automatically redeemed by Parentco at the Redemption Time for one Brookfield Share pursuant to the terms of the Parentco Class B Exchangeable Preferred Shares and Parentco Class D Redeemable Preferred Shares. The consideration to be paid on redemption of the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares will be funded by Brookfield through an initial investment of cash and Brookfield Shares in Parentco in exchange for common shares of Parentco.

Preferred Shares

        Preferred Shareholders will receive one Parentco Class C Preferred Share, of a series bearing terms and conditions identical in all material respects to the terms and conditions of the series of Preferred Shares held by each such Preferred Shareholder, as follows:

  (i)
  each issued and outstanding Preferred Share, series G will be exchanged for one Parentco Class C Preferred Share, series A,

  (ii)
  each issued and outstanding Preferred Share, series J will be exchanged for one Parentco Class C Preferred Share, series B,

  (iii)
  each issued and outstanding Preferred Share, series K will be exchanged for one Parentco Class C Preferred Share, series C,

  (iv)
  each issued and outstanding Preferred Share, series M will be exchanged for one Parentco Class C Preferred Share, series D, and

  (v)
  each issued and outstanding Preferred Share, series N will be exchanged for one Parentco Class C Preferred Share, series E.

Dissenting Shareholders

        Registered holders of Shares, NVE Shares and Preferred Shares have the right to dissent in respect of the Amalgamation and to be paid the fair value of the Shares or Preferred Shares held, as fixed by a court and determined as of the close of business on the day the Special Resolution is adopted, in cash upon strict compliance with the provisions of applicable law. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 190 of the Act may result in the loss or unavailability of rights under that section. A Shareholder or Preferred Shareholder may only exercise the right to dissent under section 190 of the Act in respect of shares which are registered in that Shareholder's or Preferred Shareholder's name. A registered Shareholder or Preferred Shareholder who wishes to invoke the provisions of section 190 of the Act must send to the Corporation a written objection to the Special Resolution at or before the time fixed for the Meeting. A vote in favour of the Special Resolution will deprive the registered Shareholder or Preferred Shareholder of further rights under section 190 of the Act. See "Information Regarding Proposed Transaction — Right to Dissent".

Background of the Corporation

        The Corporation is a publicly traded company whose primary business is commercial real estate investment in Canada.

        The Corporation is a leading real estate investment company focused on ownership and value enhancement of premier commercial real estate in select markets in Canada. The Corporation's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate assets and by making opportunistic investments in new assets.

        The Corporation's office portfolio is comprised of premier, investment grade commercial properties, located primarily in the downtown cores of Toronto, Calgary and Vancouver. The office portfolio represents over 90% of the book value of the Corporation's commercial properties. The remaining commercial properties consist of three development properties in Toronto and four retail shopping centres in Ontario.

        Further information regarding the Corporation and its business can be found in the documents listed under the heading "Additional Information Regarding the Corporation — Documents Incorporated by Reference".

Reasons for the Amalgamation

        The Corporation expects to continue to carry out its current business activities as a subsidiary of Brookfield. As such, the Corporation would be managed as a self-sustaining operation, and would focus its attention on maximizing the value of its commercial real estate business. The completion of the Proposed Transaction would provide the Corporation with greater flexibility to respond to changes in the commercial real estate sector.

        Brookfield has advised the Corporation that the principal advantage to be gained by Brookfield from the Proposed Transaction is the simplification of Brookfield's corporate structure, particularly given the fact that Brookfield owns approximately 54.9% of the Shares and 100% of the NVE Shares, representing 89% of the Corporation's common equity.

        Brookfield believes that the Proposed Transaction offers several advantages to Shareholders:

  (a)
  The Proposed Transaction provides Shareholders with the ability to dispose of their Shares without the trading costs and the constraints imposed by the limited liquidity of the Shares. This liquidity has been further reduced following Brookfield's recent acquisition of additional Shares representing 16% of the public float at that time.

  (b)
  Eligible Shareholders who elect or are deemed to elect the Share Option, the Combined Option or the $13/0.5 Brookfield Share Option will benefit from a tax deferral for Canadian tax purposes in respect of their Shares and NVE Shares to the extent that they ultimately receive Brookfield Shares. Preferred Shareholders who receive the Preferred Share Consideration will benefit from a tax deferral for Canadian tax purposes on the exchange of their Preferred Shares for Parentco Class C Preferred Shares. See "Information Regarding Proposed Transaction — Certain Canadian Federal Income Tax Considerations".

  (c)
  Shareholders who elect or are deemed to elect to receive the Share Option, Combined Option or $13/0.5 Brookfield Share Option will benefit from Brookfield's significantly larger market capitalization and its significantly higher trading volumes. The market capitalization of the Corporation's public float was approximately $86.6 million as of April 25, 2003, whereas the market capitalization of the public float of Brookfield was approximately $2.4 billion as of April 25, 2003. Furthermore, the average daily trading volume of the Shares for the three month period prior to the Amalgamation being proposed to the Corporation was 79,520, compared with 7.5 million on both the TSX and NYSE for Brookfield. In addition, the Corporation is only listed on the TSX, while Brookfield is listed on both the NYSE and the TSX, is a member of the Wilshire Real Estate Securities Index and has a significant institutional shareholder base in both the United States and Canada.

  (d)
  Shareholders who elect or are deemed to elect to receive the Share Option, Combined Option or $13/0.5 Brookfield Share Option will continue to benefit from the Corporation's high quality portfolio through their ownership of Brookfield Shares and will expand and diversify their interest into a high quality commercial property portfolio across North America. The Corporation holds only Canadian assets while Brookfield, in addition to its Canadian presence through its investment in the Corporation and BCE Place, retains interests in some of the highest quality real estate in key U.S. markets, including New York, Boston and Denver. In addition, given its recent acquisition of Three World Financial Center and the development of its 300 Madison property in New York, as well as other development opportunities in New York, Brookfield is uniquely positioned to benefit from improvements in the U.S. commercial real estate market in the near term, while still enjoying 95% occupancy by high quality tenants. More importantly, when the redevelopment of Lower Manhattan is completed and the transforming infrastructure projects are completed, Brookfield will be uniquely positioned to realize significant value enhancements as a result.

  (e)
  The Proposed Transaction will eliminate confusion in the capital markets between the Corporation and Brookfield, which are two separate public real estate companies in Canada.

  (f)
  Preferred Shareholders may see immediate benefits by virtue of the proposed amalgamation, as indicated by S&P placing the Corporation on credit watch with positive implications for an upgrade in preferred share ratings based upon the Proposed Transaction.

  (g)
  Brookfield owns 89% of the common equity of the Corporation and as a result, the Brookfield offer constitutes an immediate opportunity to enhance the value of the Shares. In addition, Brookfield regards its investment in the Corporation as one of its principal operating business units and does not contemplate a sale or divestiture. Therefore, an offer from another party to acquire all of the outstanding Shares is unlikely.

  (h)
  While the Proposed Transaction represents a 5% premium over the trading price immediately preceding the announcement of the Proposed Transaction, the value represents a 30% premium to the price at which the Shares traded in November of 2002. Furthermore, Management believes the recent price increases are largely attributable to the potential for an offer by Brookfield for the remaining Shares not owned by it and that in the absence of the Proposed Transaction, trading ranges for the Shares could potentially decline significantly.

        See "Information Regarding Proposed Transaction — Background and Reasons for the Transaction".

The Independent Committee

        The Independent Committee was established by the Board of Directors on April 28, 2003 to determine whether the Proposed Transaction is in the best interests of the Corporation and to recommend to the Board whether it should approve the Proposed Transaction and recommend to the Minority Shareholders that they vote in favour of the Special Resolution.

        Following extensive discussion with its legal advisors, with the independent valuator and with representatives of Brookfield and Management, consideration of the Valuation and Fairness Opinion, and consideration of a number of other factors considered by it to be relevant to its analysis, the Independent Committee unanimously recommended that the Board of Directors approve the Proposed Transaction and recommend to the Minority Shareholders that they vote in favour of the Special Resolution.

Recommendation of the Board

        After due consideration of the recommendations of the Independent Committee, the Board has determined that the Proposed Transaction is in the best interests of the Corporation.

        In these circumstances, the Board unanimously recommends that the Shareholders and Preferred Shareholders vote in favour of the Special Resolution.

RBC Valuation and Fairness Opinion

        RBC was engaged by the Independent Committee to prepare the Valuation and Fairness Opinion in accordance with Rule 61-501 and Policy Q-27.

        RBC delivered the Valuation and Fairness Opinion to the Independent Committee on May 22, 2003. RBC is of the opinion that, as at that date, the fair market value of the Shares was in the range of $32.50 to $38.00 per Share and the consideration under the Proposed Transaction is inadequate, from a financial point of view, to the Minority Shareholders.

        See "Information Regarding Proposed Transaction — Valuation and Fairness Opinion of RBC to the Independent Committee".

Procedure for Receipt of Transaction Consideration

        If the Amalgamation is approved by the Shareholders and the Preferred Shareholders, each Shareholder (other than Subco or a Dissenting Shareholder) will receive the Common Share Consideration in the form elected by that Shareholder in the enclosed Letter of Transmittal, and each Preferred Shareholder will receive the Preferred Share Consideration as soon as possible after the Effective Date. For Shareholders and Preferred Shareholders to receive the Transaction Consideration described under the heading "Information Regarding Proposed Transaction — Transaction Consideration", they must complete and sign the enclosed Letter of Transmittal and return it, together with the certificate(s) representing the Shares, NVE Shares or Preferred Shares held, to the Depositary in accordance with the procedure specified in the enclosed Letter of Transmittal.

        As soon as possible following the Effective Date and receipt of required documents, Brookfield will send or cause to be sent to each Shareholder and Preferred Shareholder who has submitted a Letter of Transmittal in accordance with the foregoing, a certificate representing any Brookfield Shares to which a Shareholder is entitled or any Parentco Class C Preferred Share certificates to which a Preferred Shareholder is entitled, as the case may be. Shareholders electing to receive Cash Option, the $13/0.5 Brookfield Share Option or the Combined Option will receive the proceeds from the redemption of the Parentco Class A Redeemable Preferred Shares as soon as possible following the Redemption Time.

        Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option. Shareholders (including those who choose to vote against the Proposed Transaction) who are not Dissenting

Shareholders should complete a Letter of Transmittal if they do not wish to receive the $13/0.5 Brookfield Share Option.

        Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

Shareholder Approvals Required

        For the Amalgamation to be approved by the Shareholders and Preferred Shareholders in accordance with applicable law (including Rule 61-501 and Policy Q-27), the Special Resolution must be passed by (i) at least 66 2/3% of the votes cast by holders of all the Shares, NVE Shares and Preferred Shares, each class of shares voting separately, present or represented by proxy at the Meeting and entitled to vote on the Special Resolution, and (ii) at least a majority of the votes cast by Minority Shareholders present or represented by proxy at the Meeting and entitled to vote on the Special Resolution. Brookfield, which owns 54.9% of the Shares and 100% of the NVE Shares, representing 89% in aggregate of the Corporation's common equity, has advised the Corporation that it intends to vote all Shares, NVE Shares and Preferred Shares beneficially owned by it in favour of the Special Resolution and that it will not dissent in respect of any of its Shares, NVE Shares and Preferred Shares.

Certain Canadian Federal Income Tax Considerations

        A shareholder will not realize a capital gain or capital loss for Canadian federal income tax purposes on the exchange of Shares or Preferred Shares for Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares, Parentco Class D Redeemable Preferred Shares or Parentco Class C Preferred Shares, as the case may be, on the Amalgamation.

        A shareholder will realize a capital gain (or capital loss) in the amount by which the proceeds of redemption of the Parentco Class A Redeemable Preferred Shares received by the shareholder on the Amalgamation exceed (or are less than) the shareholder's adjusted cost base of the Parentco Class A Redeemable Preferred Shares. No deemed dividend will arise on the redemption by Parentco of the Parentco Class A Redeemable Preferred Shares.

        A shareholder will not, unless the shareholder chooses to do so, realize a capital gain or capital loss on the exchange of Parentco Class B Exchangeable Shares with Brookfield for Brookfield Shares.

        A Dissenting Shareholder who receives a payment for his or her Shares or Preferred Shares may be considered to realize a capital gain (or capital loss) in the amount by which the payment received exceeds (or is less than) the Dissenting Shareholder's adjusted cost base of the Shares or Preferred Shares, as the case may be.

        A shareholder who is not a resident of Canada will not be subject to Canadian income tax in respect of any capital gains on the redemption of Parentco Class A or Class D Redeemable Preferred Shares or on a subsequent disposition of Brookfield Shares unless the shares so disposed of are "taxable Canadian property" of such shareholder.

        The foregoing is qualified by the more detailed summary that appears under "Information Regarding Proposed Transaction — Certain Canadian Federal Income Tax Considerations".

Certain United States Federal Income Tax Considerations

        A U.S. holder of Shares that elects or is deemed to elect the Cash Option, the $13/0.5 Brookfield Share Option or the Combined Option in exchange for Shares will generally recognize a capital gain or loss in an amount equal to the difference between the amount of cash received plus the aggregate fair market value of Brookfield Shares received and the U.S. Shareholder's adjusted tax basis in the Shares.

        A U.S. holder of Preferred Shares that receives Parentco Class C Preferred Shares in exchange for Preferred Shares will generally recognize a capital gain or loss in an amount equal to the difference between the aggregate fair market value of Parentco Class C Preferred Shares received and the U.S. Preferred Shareholder's adjusted tax basis in the Preferred Shares.

        A U.S. Shareholder or U.S. Preferred Shareholder that is a Dissenting Shareholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount of cash received and the Dissenting Shareholder's adjusted tax basis in the Shares or Preferred Shares.

        The foregoing is qualified by the more detailed summary that appears under "Information Regarding Proposed Transaction — Certain United States Federal Income Tax Considerations."

Right to Dissent

        Registered holders of Shares, NVE Shares and Preferred Shares have the right to dissent in respect of the Amalgamation and to be paid the fair value of the Shares or Preferred Shares held, as fixed by a court and determined as of the close of business on the day the Special Resolution is adopted, in cash upon strict compliance with the provisions of applicable law. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 190 of the Act may result in the loss or unavailability of rights under that section. See "Information Regarding Proposed Transaction — Right to Dissent".

Brookfield, Parentco and Subco

        Brookfield owns, develops and manages premier North American office properties. Brookfield's portfolio includes 50 properties and development sites totalling 46 million square feet, and over 130 million square feet of space under management. See "Information Concerning Brookfield".

        Subco, a subsidiary of Parentco, was incorporated under the Act on May 2, 2003, solely for the purpose of implementing the Proposed Transaction. Brookfield will transfer all the Shares and NVE Shares that it directly or indirectly owns to Parentco in exchange for Parentco common shares, and Parentco will subsequently transfer all the Shares and NVE Shares that it owns to Subco in exchange for Subco Common Shares, so that following the transfer, Subco will hold approximately 54.9% of the issued and outstanding Shares and 100% of the issued and outstanding NVE Shares, representing approximately 89% of the Corporation's common equity. Immediately prior to the Amalgamation, Subco will own all of Brookfield's interest in the Corporation and will be an indirect subsidiary of Brookfield. See "Information Concerning Subco".

        Parentco, a subsidiary of Brookfield, was incorporated under the Act on May 2, 2003, solely for the purpose of implementing the Proposed Transaction. On or prior to the Effective Date, Brookfield will subscribe for common shares of Parentco in exchange for cash sufficient to redeem the Parentco Class A Redeemable Preferred Shares and in exchange for Brookfield Shares sufficient to redeem the Parentco Class D Redeemable Preferred Shares. See "Information Concerning Parentco".

Market Prices and Trading Volume

        The weighted average trading price of the Shares on the TSX in 2002 was $23.86. The average monthly trading volume of the Shares on the TSX in 2002 was 92,091 Shares. See "Price Range and Trading Volumes for the Shares".

        The weighted average trading price of the Preferred Shares series G, series J and series M on the TSX in 2002 was $16.40, $16.60 and $16.80, respectively. The average monthly trading volume of the Preferred Shares, series G, series J and series M on the TSX in 2002 was 65,659.16, 254,654.33 and 124,658.33, respectively. See "Price Range and Trading Volumes for the Preferred Shares".

        The Brookfield Shares are listed and posted for trading on the NYSE and the TSX. The TSX has conditionally approved the listing of the additional Brookfield Shares and the listing of the Parentco Class C Preferred Shares, series A, B and D, issuable as Transaction Consideration, subject to Brookfield fulfilling all the requirements of the TSX. Brookfield is applying to list the additional Brookfield Shares issuable as Transaction Consideration on the NYSE.

        The closing price of the Brookfield Shares on the TSX on May 21, 2003, was $29.50. The average monthly trading volume on the TSX in 2002 for the Brookfield Shares was 2,983,120 shares. See "Price Range and Trading Volumes for the Brookfield Shares".

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

        The following is a summary of certain consolidated financial information for the Corporation for the quarters ended March 31, 2003 and 2002 and for each of the last three fiscal years. It is a summary of and is derived from and should be read in conjunction with the consolidated financial statements of the Corporation and the notes thereto and with Management's Discussion and Analysis of Operating Results incorporated by reference into this Circular.

Consolidated Income Statements

	Three months ended March 31,
			Year ended December 31,
(millions, except per share amounts)
	2003	2002	2002	2001	2000
	(unaudited)		(audited)
Net rental income from commercial properties	$26	$32	$114	$153	$132
Income from loans and investments	20	14	66	42	32

	46	46	180	195	164
Administrative expenses and large corporation tax	(2)	(2)	(8)	(8)	(13)
Interest expense	(11)	(14)	(48)	(64)	(57)

Net Income from transaction gains and other income	33	30	124	123	94
Transaction gains and other income	—	65	96	50	15

Income before undernoted	33	95	220	173	109
Future income taxes, provisions and other, net	(7)	(19)	(31)	(35)	(32)
Depreciation and amortization	(5)	(5)	(22)	(31)	(21)

Net income	$21	$71	$167	$107	$56

Net income per common share
Basic	$0.62	$2.41	$5.47	$3.12	$1.17
Diluted	$0.62	$2.41	$5.47	$3.12	$1.17

Consolidated Balance Sheets

	As of March 31		Year ended December 31,
(millions)
	2003	2002	2002	2001	2000
	(unaudited)		(audited)
Assets
Commercial properties	$1,125	$1,334	$1,122	$1,448	$1,642
Loans receivable	75	51	74	31	121
Cash and cash equivalents	680	500	667	393	88
Future income taxes	67	86	74	106	143
Other assets	43	27	39	23	34

	$1,990	$1,998	$1,976	$2,001	$2,028

Liabilities and Shareholders' Equity
Accounts payable and other liabilities	$95	$108	$98	$110	$113
Mortgage and other borrowings	695	795	696	865	978
Shareholders' equity	1,200	1,095	1,182	1,026	937

	$1,990	$1,998	$1,976	$2,001	$2,028

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

        This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting of its Shareholders and Preferred Shareholders to be held on June 18, 2003 at the time and place and for the purposes set forth in the accompanying Notice and at any adjournment thereof, and on every ballot that may take place in consequence thereof, for the purposes set forth in the Notice. The information provided herein is given as of May 22, 2003, unless otherwise indicated.

Solicitation of Proxies

        The solicitation will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers or employees of the Corporation. The costs of solicitation will be borne by the Corporation.

Appointment of Proxyholders

        The individuals named in the accompanying form of proxy are David D. Arthur, President and Chief Executive Officer of the Corporation, and Robert J. Harding, Chairman of the Corporation. A Shareholder or Preferred Shareholder has the right to appoint a person, who need not be a Shareholder or Preferred Shareholder, to attend and act for and on behalf of the Shareholder or Preferred Shareholder, as the case may be, at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

        A proxy must be in writing, dated the date on which it is executed, must be executed by the Shareholder or his or her attorney authorized in writing or if the Shareholder or Preferred Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if to apply to less than all the Shares or Preferred Shares registered in the name of the Shareholder or Preferred Shareholder, must specify the number of Shares or Preferred Shares to which it is to apply. A proxy will not be valid unless the form of proxy is delivered to the office of the Depositary, CIBC Mellon Trust Company, in Toronto at Attn: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9. In order to be valid and acted upon at the Meeting, a proxy must be received at such address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Non-Registered Holders

        Only registered holders of Shares, NVE Shares and Preferred Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting with respect to the Special Resolution. Only registered holders of Shares, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting on the Number of Directors Resolution and on resolutions relating to the annual business to be conducted at the Meeting and all other matters. However, in many cases, Shares, NVE Shares or Preferred Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares, NVE Shares or Preferred Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a clearing agency (such as The Canadian Depositary for Securities Limited) of which the Intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Circular (incorporating by reference the documents listed under the heading "Additional Information Regarding the Corporation — Documents Incorporated by Reference") and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

  (a)
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares, NVE Shares or Preferred Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the CIBC Mellon Trust Company; at: Attn: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 as described above; or

  (b)
  more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares, NVE Shares or Preferred Shares that they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

        The execution or exercise of a proxy does not constitute a written objection for the purposes of section 190 of the Act. For information on Dissenting Shareholder rights, see "Information Regarding Proposed Transaction — Right to Dissent".

Revocation of Proxies

        A registered Shareholder or Preferred Shareholder who has given a proxy may revoke the proxy by:

  (a)
  completing and signing a proxy bearing a later date and depositing it with the Depositary as described above; or

  (b)
  depositing an instrument in writing executed by the Shareholder or Preferred Shareholder or by the Shareholder's or Preferred Shareholder's attorney authorized in writing:

  (i)
  at the registered office of the Corporation at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or

  (ii)
  with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

  (c)
  in any other manner permitted by law.

        A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Exercise of Discretion by Proxies

        On a poll, the nominees named in the appropriate accompanying form of proxy will vote or withhold from voting the Shares, NVE Shares or Preferred Shares represented thereby in accordance with the instructions of the Shareholder or Preferred Shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

  (a)
  the Special Resolution approving the Amalgamation;

  (b)
  in the case of the Share proxy only, the Number of Directors Resolution;

  (c)
  in the case of the Share proxy only, the resolutions relating to the annual business of the Corporation; and

  (d)
  any other matter, including any amendments to or variations of the foregoing, that properly comes before the Meeting.

        In respect of each matter so identified or referred to for which no instruction is given, the nominees named in the form of proxy will vote the Shares, NVE Shares or Preferred Shares represented thereby for the approval of such matter. The persons appointed under the form of proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and the Notice and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing of this Circular, Management knows of no such amendment, variation or other matter.

Voting Shares

        On May 22, 2003, the Corporation had outstanding 6,867,566 fully paid and non-assessable Shares, 21,652,001 fully paid and non-assessable NVE Shares and 1,805,489 series G, 3,816,527 series J, 300 series K, 2,847,711 series M and 800,000 series N fully paid and non-assessable Preferred Shares. Each holder of record of Shares, NVE Shares and Preferred Shares at the close of business on May 15, 2003, the record date established for notice of the Meeting, will be entitled to one vote on the Special Resolution for each Share, NVE Share and Preferred Share held and each holder of Shares on the record date will be entitled to one vote on the resolutions relating to the annual business of the Corporation, the Number of Directors Resolution and on all matters proposed to come before the Meeting for each Share held, except to the extent that the holder has transferred any Shares, NVE Shares or Preferred Shares after the record date and the transferee of such shares establishes ownership of them and demands, not later than the Meeting Date, to be included in the list of Shareholders and Preferred Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

Principal Holders of Voting Securities

        None of the directors or officers of the Corporation own any Shares, NVE Shares or Preferred Shares, except as described in this Circular.

        Brookfield has advised the Corporation that it owns, beneficially, 3,772,248 Shares of the Corporation and 21,652,001 NVE Shares, through a wholly-owned subsidiary, representing approximately 54.9% of the Shares outstanding and 100% of the NVE Shares outstanding, or approximately 89% of the Corporation's common equity. To the knowledge of the directors and officers of the Corporation, no other person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the votes attached to such Shares. The registered and executive office address of Brookfield is Suite 330, 181 Bay Street, Toronto, Ontario M5J 2T3. Messrs. Richard Clark and David Arthur, directors of the Corporation, are also directors of Brookfield. Messrs. David Arthur and Steven Douglas, officers of the Corporation, are also officers of Brookfield.

        Brookfield has advised the Corporation that the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of Brookfield carrying more than 10% of the votes attached to any class of outstanding voting securities of Brookfield is Brascan Corporation ("Brascan"), which, directly and indirectly, owns 78,088,013 Brookfield Shares and 6,126,957 Class A Redeemable Voting preferred shares of Brookfield, being 48.9% and 97.1%, respectively, of the outstanding shares of each such class. Brascan is a North American based company which owns and manages real estate, power generation and financial assets, and is listed on the NYSE, TSX and the Brussels stock exchange. Mr. R.J. Harding, a director of the Corporation, is also a senior officer and director of Brascan.

        The Corporation is advised that Brascan's major shareholder is EdperPartners Limited ("EdperPartners"). EdperPartners and its shareholders, collectively own, directly and indirectly, exercise control over, or have options and warrants to acquire, approximately 30 million Class A Limited Voting Shares of Brascan, representing approximately 16% of the Class A Limited Voting Shares of Brascan on a fully diluted basis and 85,120 Class B Limited Voting Shares of Brascan, representing 100% of the Class B Limited Voting Shares of Brascan. These shareholdings include shares held through BNN Investments Ltd., a TSX listed investment company that owns 9.6 million Class A Limited Voting Shares of Brascan. Messrs. D.D. Arthur, R.B. Clark, S.J. Douglas and R.J. Harding, who are directors and/or officers of the Corporation, together with 10 other shareholders of EdperPartners, own common shares of BNN Investments Ltd.

        EdperPartners is an investment holding company owned by 37 investors with no one shareholder holding more than a 15% effective interest.

SPECIAL BUSINESS TO BE CONDUCTED AT THE ANNUAL AND SPECIAL MEETING

        The Meeting has been called to conduct the Corporation's regular annual business, for Shareholders and Preferred Shareholders to consider and, if thought advisable, pass, with or without amendment, the Special Resolution approving the Amalgamation, substantially on the terms and conditions provided for in the Amalgamation Agreement and for Shareholders to consider and, if thought advisable, pass, with or without amendment, the Number of Directors Resolution. A copy of the full text of the Special Resolution and the Number of Directors Resolution and a copy of the Amalgamation Agreement are attached as Appendices 1 and 2, respectively, to this Circular.

INFORMATION REGARDING PROPOSED TRANSACTION

Preliminary Matters

        Prior to the Effective Date, Brookfield and any of its subsidiaries holding, directly or indirectly, Shares, NVE Shares or Preferred Shares will transfer all such Shares, NVE Shares and Preferred Shares to Parentco in exchange for Parentco common shares, and Parentco will subsequently transfer all the Shares and NVE Shares that it owns to Subco in exchange for Subco Common Shares, so that, following the transfers, Subco will hold approximately 54.9% of the Shares and 100% of the NVE Shares of the Corporation, being all of Brookfield's interest in the Corporation. Brookfield will fund the redemption by Parentco of the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares by subscribing for common shares of Parentco in exchange for the aggregate cash proceeds payable upon the redemption of the Parentco Class A Redeemable Preferred Shares and the aggregate number of Brookfield Shares to be transferred upon the redemption of the Parentco Class D Redeemable Preferred Shares. Brookfield will also issue Brookfield Shares on the exchange of Parentco Class B Exchangeable Preferred Shares issued pursuant to the Amalgamation. Following these preliminary steps, the ownership of the Corporation will be as follows:

Terms of the Amalgamation

        The Amalgamation, which is being carried out pursuant to sections 182 and 183 of the Act, will be effected in accordance with the Amalgamation Agreement which has been entered into among the Corporation, Parentco and Subco substantially in the form attached as Appendix 2 to this Circular, if approved by the holders of Shares, NVE Shares and Preferred Shares, each class voting separately. Subject to obtaining the requisite Shareholder and Preferred Shareholder approvals, satisfaction or waiver of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date.

        On the Effective Date, the Corporation and Subco will amalgamate and continue as an amalgamated corporation and:

  (a)
  each issued and outstanding Share and NVE Share (other than those held by Dissenting Shareholders and Subco) will be exchanged, at the option of the holder (in respect of all of that holder's Shares and NVE Shares), for:

  (i)
  Cash Option:    27.83 Parentco Class A Redeemable Preferred Shares (each of which will be redeemed following the Amalgamation for $1 in cash);

  (ii)
  Share Option:    In the case of Shareholders who are Eligible Shareholders, 0.9386 Parentco Class B Exchangeable Preferred Shares (each of which will be exchanged following the Amalgamation for one Brookfield Share) and in the case of Shareholders who are not Eligible Shareholders, 0.9386 Parentco Class D Redeemable Preferred Shares (each of which will be redeemed following the Amalgamation for one Brookfield Share);

  (iii)
  Combined Option:    A combination of cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to Shareholders on the Amalgamation) and a fraction of a Brookfield Share (to be issued on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to

      Shareholders who are not Eligible Shareholders on the Amalgamation) to be specified by the Shareholders, such that the total of:

      (A)
      the product of the fraction of a Brookfield Share received and $29.65; and

      (B)
      the amount of cash received,

      does not exceed $27.83; or

    (iv)
    $13/0.5 Brookfield Share Option:    0.5 Brookfield Shares (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation, as the case may be) and $13.00 cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation);

  (b)
  each issued and outstanding Share, NVE Share and Preferred Share held by Subco will be cancelled;

  (c)
  each issued and outstanding Preferred Share (other than those held by Dissenting Shareholders and Subco) will be exchanged for one Parentco Class C Preferred Share of a series bearing terms and conditions identical in all material respects to the terms and conditions of the series of Preferred Shares held by each such Preferred Shareholder, as follows:

  (i)
  each issued and outstanding Preferred Share, series G will be exchanged for one Parentco Class C Preferred Share, series A,

  (ii)
  each issued and outstanding Preferred Share, series J will be exchanged for one Parentco Class C Preferred Share, series B,

  (iii)
  each issued and outstanding Preferred Share, series K will be exchanged for one Parentco Class C Preferred Share, series C,

  (iv)
  each issued and outstanding Preferred Share, series M will be exchanged for one Parentco Class C Preferred Share, series D, and

  (v)
  each issued and outstanding Preferred Share, series N will be exchanged for one Parentco Class C Preferred Share, series E;

  (d)
  each issued and outstanding Subco Common Share will be exchanged for one Amalco Common Share; and

  (e)
  each issued and outstanding Subco Class A Preferred Share will be exchanged for one Amalco Class A Preferred Share.

        Any election made by a Shareholder (other than a Dissenting Shareholder or Subco) must be made in respect of all Shares or NVE Shares held by that Shareholder. Certain tax implications of each of the Transaction Consideration options are discussed in greater detail in the Circular under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

        Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option.

        Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

        Shareholders (including those who intend to vote or have voted against the Proposed Transaction) who are not Dissenting Shareholders should complete and deliver a Letter of Transmittal prior to the close of business on June 25, 2003 if they do not wish to receive the $13/0.5 Brookfield Share Option in the event the Amalgamation becomes effective.

        In accordance with the Act, upon the articles of amalgamation becoming effective:

  (a)
  the property of each of the Corporation and Subco will continue to be the property of Amalco;

  (b)
  Amalco will continue to be liable for the obligations of each of the Corporation and Subco;

  (c)
  any existing cause of action, claim or liability to prosecution of the Corporation or Subco will be unaffected;

  (d)
  a civil, criminal or administrative action or proceeding pending by or against either the Corporation or Subco may continue to be prosecuted by or against Amalco;

  (e)
  a conviction against, or ruling, order or judgment in favour of or against, either the Corporation or Subco may be enforced by or against Amalco; and

  (f)
  the articles of amalgamation will be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation will be deemed to be the certificate of incorporation of Amalco.

        Amalco will continue to carry on the operations of the Corporation with the same assets and liabilities. Accordingly, the Amalgamation is not expected to have any significant effect on the business and affairs of the Corporation.

        Immediately following the Amalgamation, a resolution will be passed by the holder of Parentco common shares to reduce the stated capital of the Parentco common shares and increase the stated capital of the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares.

        Following the Amalgamation, each Parentco Class A Redeemable Preferred Share will be redeemed by Parentco for $1 and each Parentco Class D Redeemable Preferred Share will be redeemed by Parentco for one Brookfield Share, in each case at the Redemption Time in accordance with the terms of the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares and each Parentco Class B Exchangeable Preferred Share will be exchanged for one Brookfield Share at the Exchange Time in accordance with the terms of the Parentco Class B Exchangeable Preferred Shares.

        The Amalgamation Agreement is subject to several conditions, including that: (a) the shareholders of the Corporation, Parentco and Subco approve the Proposed Transaction, (b) the Brookfield Shares and Parentco Class C Preferred Shares issuable as Transaction Consideration are freely tradable in all jurisdictions in Canada in which Shareholders or Preferred Shareholders, as the case may be, reside, the Brookfield Shares are conditionally listed on each of the NYSE and the TSX and the Parentco Class C Preferred Shares, series A, B and D are conditionally listed on the TSX, (c) all necessary governmental or regulatory approvals and consents have been obtained, and (d) no change in respect of the Corporation (including a legal proceeding or a change in legislation) has occurred that might make it inadvisable for Brookfield to proceed with the Amalgamation.

        The foregoing description of the Amalgamation Agreement is qualified in its entirety by reference to the full text of the Amalgamation Agreement which is attached as Appendix 2 to this Circular. For the full text of the provisions of the common and preferred shares of Parentco, see Schedule A to the Amalgamation Agreement. Dissenting Shareholders who duly and timely exercise their dissent rights will be entitled to be paid the fair value of their Shares, NVE Shares or Preferred Shares, as the case may be, in cash in accordance with the Act. For a full description of such dissent rights, see "Right to Dissent" and Appendix 3 and Appendix 4 hereto.

        The Brookfield Shares are listed and posted for trading on the TSX and NYSE. The TSX has conditionally approved the listing of the Brookfield Shares and Parentco Class C Preferred Shares, series A, B and D issuable pursuant to the Proposed Transaction, subject to Brookfield fulfilling all the requirements of the TSX. Brookfield is applying to list the additional Brookfield Shares issuable pursuant to the Transaction Consideration on the NYSE.

Declared, but Unpaid Dividends

        Any dividends declared by the Board of Directors for payment to Shareholders or Preferred Shareholders of record on a date prior to the Effective Date, which remain unpaid as at the Effective Date, will continue to be paid to all such Shareholders and Preferred Shareholders on the record date for the dividend, notwithstanding the completion of the Proposed Transaction.

History of the Corporation

        The Corporation is a publicly traded company whose primary business is commercial real estate investment in Canada. The Corporation was created in 1978 under the laws of Canada by articles of amalgamation. The articles of the Corporation were restated on February 23, 1996 and were subsequently amended to change its authorized capital, its objectives, its name and the number of its directors.

        The Corporation is a leading real estate investment company focused on ownership and value enhancement of premier commercial real estate in select markets in Canada. The Corporation's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate assets and by making opportunistic investments in new assets.

        The Corporation's office portfolio is comprised of premier, investment grade commercial properties, located primarily in the downtown cores of Toronto, Calgary and Vancouver. The office portfolio represents over 90% of the book value of the Corporation's commercial properties. The remaining commercial properties consist of three development properties in Toronto and four retail shopping centers in Ontario.

        For further information regarding the Corporation and its business, see below under "Additional Information Regarding the Corporation — Documents Incorporated by Reference".

Background and Reasons for the Amalgamation

        On April 25, 2003, a wholly-owned subsidiary of Brookfield acquired 574,900 Shares in a private transaction at an effective cost of $27 per Share, subject to upward adjustment in the event that certain transactions involving the Shares (including the Proposed Transaction) are completed at a price in excess of $27 per Share. The subsidiary acquired the Shares by issuing $15.5 million of preferred shares that are retractable for, at the option of the holder, a combination of (i) Brookfield Shares, and (ii) Brookfield Homes Corporation common shares or cash.

        On April 28, 2003, Brookfield announced its intention to take the Corporation private, offering Shareholders the opportunity to receive the Transaction Consideration.

        The Corporation expects to continue to carry out its current business activities as a subsidiary of Brookfield. As such, the Corporation would be managed as a self-sustaining operation, and would focus its attention on the operation of its commercial real estate business. The completion of the Proposed Transaction would provide the Corporation with greater flexibility to respond to changes in the commercial real estate sector. The Proposed Transaction is expected to enable Management to reallocate time and resources from public company administrative matters.

        Brookfield has advised the Corporation that the principal advantage to be gained by Brookfield from the Proposed Transaction is the integration of the Corporation's business into its overall business operations, while simplifying its corporate structure, particularly given the fact that Brookfield directly and indirectly owns approximately 54.9% of the Shares and 100% of the NVE Shares, representing approximately 89% of the Corporation's common equity.

        Brookfield believes that the Proposed Transaction offers several advantages to Shareholders:

  (a)
  The Proposed Transaction provides Shareholders with the ability to dispose of their Shares without the trading costs and the constraints imposed by the limited liquidity of the Shares experienced in the absence of the Proposed Transaction. This liquidity has been further reduced following Brookfield's recent acquisition of additional Shares, representing 16% of the public float at that time.

  (b)
  Eligible Shareholders who elect or are deemed to elect the Share Option, the Combined Option or the $13/0.5 Brookfield Share Option will benefit from a tax deferral for Canadian tax purposes in respect of their Shares and NVE Shares to the extent that they will ultimately receive Brookfield Shares. Preferred Shareholders who receive the Preferred Share Consideration will benefit from a tax deferral for Canadian tax purposes on the exchange of their Preferred Shares for Parentco Class C Preferred Shares. See "Certain Canadian Federal Income Tax Considerations".

  (c)
  Shareholders who elect or are deemed to elect to receive the Share Option, Combined Option or $13/0.5 Brookfield Share Option will benefit from Brookfield's significantly larger market capitalization and its significantly higher trading volumes. The market capitalization of the Corporation's public float was approximately $86.6 million as of April 25, 2003, whereas the market capitalization of the public float of Brookfield was approximately $2.4 billion as of April 25, 2003. Furthermore, the average daily trading volume of the Shares for the three month period prior to the Amalgamation being proposed to the Corporation was 79,520, compared with 7.5 million on both the TSX and NYSE for Brookfield. In addition, the Corporation is only listed on the TSX, while Brookfield is listed on both the NYSE and the TSX, is a member of the Wilshire Real Estate Securities Index and has a significant institutional shareholder base in both the United States and Canada.

  (d)
  Shareholders who elect or are deemed to elect to receive the Share Option, Combined Option or $13/0.5 Brookfield Share Option will continue to benefit from the Corporation's high quality portfolio through their ownership of Brookfield Shares and will expand and diversify their interest into a high quality commercial property portfolio across North America. The Corporation holds only Canadian assets while Brookfield, in addition to its Canadian presence through its investment in the Corporation and BCE Place, retains interests in some of the highest quality real estate in key U.S. markets, including New York, Boston and Denver. In addition, given its recent acquisition of Three World Financial Center, development its of 300 Madison property in New York, as well as other development opportunities in New York, Brookfield is uniquely positioned to benefit from improvements in the U.S. commercial real estate market in the near term, while still enjoying 95% occupancy by high quality tenants. More importantly, when the redevelopment of Lower Manhattan is completed and the transforming infrastructure projects are completed, Brookfield will be uniquely positioned to realize significant value enhancements as a result.

  (e)
  The Proposed Transaction will eliminate confusion in the capital markets between the Corporation and Brookfield, which are two separate public real estate companies in Canada.

  (f)
  Preferred Shareholders may see immediate benefits by virtue of the proposed amalgamation, as indicated by S&P placing the Corporation on credit watch with positive implications for an upgrade in preferred share ratings based upon the Proposed Transaction.

  (g)
  Brookfield owns 89% of the common equity of the Corporation and as a result, the Brookfield offer constitutes an immediate opportunity to enhance the value of the Shares. In addition, Brookfield regards its investment in the Corporation as one of its principal operating business units and does not contemplate a sale or divestiture. Therefore, an offer from another party to acquire all of the outstanding Shares is unlikely.

  (h)
  While the Transaction Consideration represents a 5% premium over the trading price immediately preceding the announcement of the Proposed Transaction, the value represents a 30% premium to the price at which the Shares traded in November of 2002. Furthermore, Management believes the recent price increases are largely attributable to the potential for an offer by Brookfield for the remaining Shares not owned by it and that in the absence of the Proposed Transaction, trading ranges for the Shares could potentially decline significantly.

If Amalgamation is not Implemented

        If the Amalgamation is not implemented, the Corporation intends to continue to operate as a publicly traded subsidiary of Brookfield. If the Amalgamation is not implemented, any Letter of Transmittal completed by a Shareholder or Preferred Shareholder will be of no effect and the Depositary will return all surrendered certificates representing Shares or Preferred Shares to the holders thereof as soon as practicable.

Approval Requirements and Eligible Voting Shares and Preferred Shares

        In order to be effective under applicable law, the Special Resolution must be approved by (i) at least 66 2/3% of the votes cast by the holders of Shares, NVE Shares and Preferred Shares present in person or represented by proxy at the Meeting and entitled to vote on the Special Resolution, each class of shares voting separately, and (ii) at least a majority of the votes cast by Minority Shareholders present in person or represented by proxy at the Meeting and entitled to vote on the Special Resolution. Brookfield has advised the Corporation that it will cause all Shares, NVE Shares and Preferred Shares beneficially owned by it to be voted in favour of the Special Resolution and will not dissent in respect of any of its Shares, NVE Shares or Preferred Shares. Brookfield is the direct and indirect holder of approximately 54.9% of the outstanding Shares and 100% of the outstanding NVE Shares, representing approximately 89% of the Corporation's common equity.

Expenses of the Proposed Transaction

        The Corporation shall pay the costs of the Proposed Transaction including legal, accounting, filing and printing costs, the costs for the preparation of this Circular and fees paid to the members of the Independent Committee. The amount of such costs is expected to be approximately $500,000. The Corporation will also pay RBC's fees, which will be $350,000, and its out-of-pocket expenses incurred in connection with the preparation of the Valuation and Opinion.

Independent Committee of the Board

        On April 28, 2003, the Board established the Independent Committee of the Board composed of Messrs. Nesbitt (Chairman), Jespersen and Davis, all of whom are independent of Brookfield and of management of each of Brookfield and the Corporation, to determine whether the Proposed Transaction is in the best interests of the Corporation and to recommend to the Board whether it should approve the Proposed Transaction and recommend that the Minority Shareholders vote in favour of the Special Resolution.

Deliberations and Recommendations of the Independent Committee

        The Independent Committee engaged DWPV to provide it with independent legal advice in connection with the Proposed Transaction, including advice regarding the duties and responsibilities of the Independent Committee members and the application of Rule 61-501 and Policy Q-27 to the Proposed Transaction. The Independent Committee also engaged RBC to prepare the Valuation of the Shares and to provide the Fairness Opinion as to the fairness, from a financial point of view, of the consideration under the Proposed Transaction to the Minority Shareholders.

        The Independent Committee met on a number of occasions between the date it was established and May 22, 2003, being the date that the Independent Committee delivered its formal report and recommendation to the Board, to consider the Proposed Transaction, to receive reports from RBC as to its ongoing valuation work and, ultimately, the results of its analysis, and to discuss in detail the approach taken by RBC to value the Shares in light of the requirements of Rule 61-501 and Policy Q-27. The Independent Committee and its advisors also contacted representatives of Brookfield and Management on a number of occasions to obtain additional information required by the Independent Committee in its consideration of the Proposed Transaction and to raise with Brookfield and Management the concerns of the Independent Committee with respect to certain terms of the Proposed Transaction. One of the principal concerns raised was Brookfield's announced intention to limit the number of Brookfield Shares issuable and the amount of cash payable pursuant to the Proposed Transaction to 1.55 million Brookfield Shares and $40.2 million in cash. Following negotiation, Brookfield agreed to remove these limits such that each Shareholder would be entitled to receive the form of consideration elected by it should the Proposed Transaction be completed.

        On May 15, 2003, RBC presented to the Independent Committee the preliminary results of its ongoing valuation analysis. On May 22, 2003, the Independent Committee met with RBC and DWPV to receive the final Valuation and Fairness Opinion, the full text of which are attached as Appendix 5 to this Circular. RBC concluded that, as at May 22, 2003, the fair market value of the Shares was $32.50 to $38.00 per Share and that the consideration under the Proposed Transaction was inadequate, from a financial point of view, to the Minority Shareholders.

        As a result of its deliberations and discussions with representatives of Brookfield and Management, DWPV and RBC, the Independent Committee believes that there are a number of factors that are important for a Minority Shareholder to consider in determining whether to approve the Proposed Transaction, as set out below.

  1.
  The Valuation concludes that the fair market value of the Shares is in the range of $32.50 to $38.00 per Share.

  2.
  The Fairness Opinion concludes that the consideration offered by Brookfield under the Proposed Transaction is inadequate, from a financial point of view, to the Minority Shareholders.

  3.
  The Valuation was prepared in accordance with Rule 61-501 and Policy Q-27. Rule 61-501 and Policy Q-27 require that the Valuation be prepared on an "en bloc" basis and, accordingly, not include any downward adjustment to reflect:

  (a)
  the liquidity of the Shares (discussed below);

  (b)
  the effect of the Proposed Transaction on the Shares; or

  (c)
  the fact that the Shares do not form part of a controlling interest (such that the Valuation does not reflect any minority discount attributable to the fact that only 11% of the Corporation's non-preferred equity is owned by persons other than Brookfield).

  4.
  Brookfield has a controlling interest in the Corporation. While the Independent Committee acknowledges that, in theory, a sale of the Corporation's business in an orderly fashion or an en bloc sale of all of the Shares to a third party or some other similar transaction could result in greater consideration being paid to Minority Shareholders than that offered under the Proposed Transaction, Brookfield has advised the Independent Committee that Brookfield regards the Corporation as a core holding and one of its principal operating units, and that Brookfield would not agree to any such en bloc sale or similar alternative transaction. Accordingly, the Independent Committee notes that the methodology required to be applied, and in fact applied, in the preparation of the Valuation may reflect a course of events that is unlikely to occur as a practical matter.

  5.
  The Valuation is primarily based on RBC's determination of the net asset value of the Shares and the conclusion reached in the Fairness Opinion is based in part on a comparison of that net asset value to the market trading price of the Brookfield Shares. However, Brookfield management has advised the Independent Committee that the price offered in the Proposed Transaction was arrived at as a result of a comparison of the respective net asset values of the Corporation and Brookfield, which analysts have estimated to be in the range of US$19.00 to US$24.25 per Brookfield Share (Cdn.$27.55 to Cdn.$35.16 per Brookfield Share based on the exchange rate in effect on the date of the announcement of the Proposed Transaction) and Management estimates to be approximately Cdn.$35.00, rather than a comparison of net asset value to market price.

  6.
  As a result of the removal of the limits on the forms of consideration available in the Proposed Transaction, the minimum value of the consideration being offered to Minority Shareholders is $27.83 per Share. This minimum value represents a premium of 5% above the closing price of the Shares on the TSX on April 25, 2003 (the last trading day before the Proposed Transaction was announced) and a 13% premium above the average closing price of the Shares on the TSX during the year then ended. In addition, Minority Shareholders will have the opportunity to elect to participate fully in any appreciation in the market price of the Brookfield Shares above $29.65 prior to the time at which they are required to elect the form of consideration they will receive in the Proposed Transaction. Since the Proposed Transaction was announced on April 28, 2003, the closing price of the Brookfield Shares on the TSX has ranged from $29.09 to $30.08 per Brookfield Share.

  7.
  The Proposed Transaction provides Minority Shareholders with an opportunity to participate, on a tax deferred basis, in Brookfield's significantly larger market capitalization, higher trading volumes and internationally diversified real estate portfolio. Specifically:

  (a)
  the market capitalization of Brookfield's public float was approximately $2.4 billion as of April 25, 2003 compared to only $86.6 million for the Corporation;

  (b)
  Brookfield's average monthly trading volume on the TSX in 2002 was 2,983,120 Brookfield Shares compared to the Corporation's average monthly trading volume of only 92,091 Shares; and

  (c)
  unlike the Corporation, which has a real estate portfolio consisting only of Canadian assets, over 50% of Brookfield's real estate business is conducted in the United States.

  8.
  As a practical matter, if the Proposed Transaction is not approved, Minority Shareholders interested in selling their Shares will be left with only two options: (i) sell the Shares into the market at the market price or (ii) sell the Shares to Brookfield in a private transaction.

  9.
  Since the Proposed Transaction was announced on April 28, 2003, the closing price of the Shares on the TSX has ranged between $27.75 and $28.80. The closing price of the Shares on the TSX ranged between $25.25 and $26.50 in the 30 days prior to the date of announcement of the Proposed Transaction and between $21.01 and $26.50 in the six months prior to announcement. If the Proposed Transaction is not completed, there can be no assurance that the Shares will trade in the range within which they have traded since April 28, 2003 or in the range of values suggested in the Valuation.

  10.
  Recent evidence suggests that the value of the consideration offered under the Proposed Transaction is at least equivalent to that which Minority Shareholders would receive in a private transaction with Brookfield. On April 25, 2003, Brookfield announced that it had acquired from an institutional investor in a private transaction 574,900 Shares for $27 per Share (subject to upward adjustment if the Proposed Transaction is completed at a price higher than $27 per Share) payable in securities that are retractable at the option of the holder for cash, or Brookfield Shares and shares of Brookfield Homes Corporation.

  11.
  Whether or not the value of the consideration offered under the Proposed Transaction fully reflects the fundamental long-term value of the Corporation's assets, Minority Shareholders should be provided with an opportunity to vote on whether the Corporation proceeds with the Proposed Transaction.

  12.
  Even if the Proposed Transaction is approved, Minority Shareholders may exercise their dissent rights under section 190 of the CBCA and will have the opportunity to receive the fair value of their Shares, in cash, through a court proceeding. In such proceedings, a court could determine that the fair value of the Shares is more than, equal to, or less than the value of the consideration offered under the Proposed Transaction.

        On the basis of the foregoing, after giving careful consideration to the Valuation, the Fairness Opinion and the other factors identified above, the Independent Committee unanimously recommended that the Board of Directors approve the Proposed Transaction and recommend to the Minority Shareholders that they vote in favour of the Special Resolution.

Recommendation of the Board

        After due consideration of the recommendations of the Independent Committee, the Board has determined that the Proposed Transaction is in the best interests of the Corporation.

        In these circumstances, the Board unanimously recommends that the Shareholders and Preferred Shareholders vote in favour of the Special Resolution.

Valuation and Fairness Opinion of RBC to the Independent Committee

        Under Rule 61-501 and Policy Q-27, the Corporation is required to obtain a formal valuation from a qualified and independent valuator as to the value or range of values of the Shares. Accordingly, pursuant to an engagement letter dated May 2, 2003 between the Corporation and RBC, RBC was engaged to prepare a formal valuation of the Shares and to provide RBC's opinion as to the fairness of the consideration under the Proposed Transaction, from a financial point of view, to the Minority Shareholders.

        The full text of the Valuation and Fairness Opinion, which sets forth, among other things, the scope of RBC's review and the assumptions, limitations and methodologies relied upon by RBC in preparing the Valuation and Fairness Opinion, is included in Appendix 5 to this Circular. Shareholders are urged to read the Valuation and Fairness Opinion carefully and in their entirety.

        In preparing the Valuation and Fairness Opinion, RBC reviewed certain publicly available information relating to the Corporation and Brookfield and other information furnished to RBC by the Corporation and Brookfield. RBC held discussions with Management regarding, among other things, the business, properties and financial position of the Corporation. RBC relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by the Corporation. The Valuation and Fairness Opinion are conditional upon the completeness, accuracy and fair presentation of all such information. Subject to the exercise of its professional judgement, RBC did not attempt to independently verify the completeness, accuracy or fair representation of any of the information, data, advice, opinions and representations obtained by it from public sources or provided to it by the Corporation.

Valuation

        RBC delivered the Valuation to the Independent Committee on May 22, 2003. RBC is of the opinion that, as at that date, the fair market value of the Shares is in the range of $32.50 to $38.00 per Share.

        For purposes of the Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. RBC made no downward adjustment to the value of the Shares to reflect the liquidity of the Shares, the effect of the Proposed Transaction or the fact that the Shares held by the Minority Shareholders do not form part of a controlling interest.

        The primary approach used by RBC in determining the range of fair market values for the Shares was an after-tax net asset value ("NAV") analysis which ascribes a separate value for each of the Corporation's major categories of assets and liabilities. As a test of the NAV range obtained, RBC reviewed precedent transactions involving public real estate entities, including an analysis of the implied capitalization rates of net operating income and implied multiples of funds from operations. RBC also reviewed the trading multiples of comparable public companies involved in the real estate industry generally, and office property companies in particular, but concluded that public company multiples implied values that were at or below NAV and precedent transaction values. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology.

Fairness Opinion

        RBC is also of the opinion that, as at May 22, 2003, the consideration under the Proposed Transaction is inadequate, from a financial point of view, to the Minority Shareholders.

        In preparing the Fairness Opinion, RBC principally considered and relied upon (i) an assessment of the value per Share of the consideration under the Proposed Transaction, (ii) a comparison of the value per Share of the consideration under the Proposed Transaction to the range of fair market values of the Shares as determined in the Valuation and (iii) a comparison of the range of premiums offered under the Proposed Transaction to premiums paid in precedent Canadian going private transactions and in recent Canadian real estate transactions. RBC also determined for the reasons set forth in the Fairness Opinion included in Appendix 5 to the Circular that a valuation of the Brookfield Shares was not required and that it was most appropriate to use the then current market trading price of $29.50 per Brookfield Share for purposes of assessing the value per Share of the consideration under the Proposed Transaction to the extent payable in Brookfield Shares.

Prior Valuations and Intervening Events

        To the knowledge of the Corporation and its directors and senior officers (after due inquiry), there are no prior valuations of the Corporation, its material assets or its securities made in the 24 months preceding the date of this Circular.

        Brookfield has advised the Corporation that Brookfield has no knowledge of any undisclosed fact or change that could reasonably be expected to have a significant effect on the market price or value of the Shares or the Brookfield Shares.

Right to Dissent

        Under the provisions of section 190 of the Act, a registered Shareholder or Preferred Shareholder is entitled to send to the Corporation a written objection to the approval of the Special Resolution. In addition to any other right Shareholders or Preferred Shareholders may have, when the Amalgamation becomes effective, a registered Shareholder or Preferred Shareholder who complies with the dissent procedure under section 190 of the Act (a "Dissenting Shareholder") is entitled to be paid in cash the fair value of the Shares or Preferred Shares held by him in respect of which he dissents, as fixed by a court and determined as at the close of business on the day before the Special Resolution is adopted.

        The dissent procedure provided by section 190 of the Act is summarized in Appendix 3 hereto and the text of section 190 of the Act is set out in Appendix 4 hereto. Shareholders or Preferred Shareholders who may wish to dissent are referred to these Appendices. A Shareholder or Preferred Shareholder may only exercise the right to dissent under section 190 of the Act in respect of Shares, NVE Shares or Preferred Shares which are registered in that Shareholder's or Preferred Shareholder's name. Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 190 of the Act may result in the loss of such Dissenting Shareholder's rights under that section.

        In the event that a Shareholder or Preferred Shareholder fails to perfect or effectively withdraws that Shareholder's or Preferred Shareholder's claim under section 190 of the Act (including by failing to take any action required by section 190 of the Act within the specified time) or forfeits that Shareholder's or Preferred Shareholder's right to make a claim under section 190 of the Act (including by voting in favour of the Amalgamation or failing to submit a written notice of objection not later than the time of the Meeting) or his or her rights as a shareholder of the Corporation are otherwise reinstated, (a) each Share or NVE Share held by that Shareholder shall thereupon be deemed to have been exchanged as of the Effective Date for the $13/0.5 Brookfield Share Option, and (b) each Preferred Share held by that Preferred Shareholder shall thereupon be deemed to have been exchanged as of the Effective Date for one Parentco Class C Preferred Share of the appropriate series on the Amalgamation. Any Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares that are issued to Dissenting Shareholders after the Redemption Time or Exchange Time, as the case may be, shall be immediately redeemed or exchanged, as the case may be.

        As of the Record Date, Brookfield directly or indirectly holds all of the issued and outstanding NVE Shares and 54.9% of the Shares, and has advised the Corporation that it does not intend to exercise its dissent rights in respect of any of the Shares, NVE Shares or Preferred Shares that it holds.

Transaction Consideration

Shares and NVE Shares

        Shareholders (other than Subco and Dissenting Shareholders) have the following options for the form of Common Share Consideration that they will receive in the course of the Amalgamation in exchange for each Share and NVE Share that they hold:

  (a)
  Cash Option.    Shareholders may elect to receive $27.83 in cash for each Share and each NVE Share (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation);

  (b)
  Share Option.    Shareholders may elect to receive 0.9386 Brookfield Shares for each Share and each NVE Share (to be issued directly by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation);

  (c)
  Combined Option.    Shareholders may elect to receive for each Share and each NVE Share a combination of cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation) and a fraction of a Brookfield Share (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation) to be specified by the Shareholder, such that the total of:

  (A)
  the product of the fraction of a Brookfield Share received and $29.65; and

  (B)
  the amount of cash received,

    does not exceed $27.83; or

  (d)
  $13/0.5 Brookfield Share Option.    Shareholders may elect to receive 0.5 Brookfield Shares (to be issued by Brookfield on the exchange of Parentco Class B Exchangeable Preferred Shares to be issued to Eligible Shareholders on the Amalgamation or to be transferred by Parentco on the redemption of Parentco Class D Redeemable Preferred Shares to be issued to Shareholders who are not Eligible Shareholders on the Amalgamation, as the case may be) and $13.00 cash (to be paid on the redemption of Parentco Class A Redeemable Preferred Shares to be issued to those Shareholders on the Amalgamation).

        Any election made by a Shareholder (other than a Dissenting Shareholder and Subco) must be made in respect of all Shares and all NVE Shares held by that Shareholder. Certain Canadian and United States federal income tax implications of each of the Transaction Consideration options are discussed in greater detail in this Circular under the headings "Information Regarding Proposed Transaction — Certain Canadian Federal Income Tax Considerations" and "— Certain U.S. Federal Income Tax Implications".

        Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or their NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option.

        Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

        Upon completion of the Amalgamation on the Effective Date, Shareholders electing to receive the Transaction Consideration will receive Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be. No share certificates representing Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares will be issued to those Shareholders upon completion of the Amalgamation. Certificates representing Shares and NVE Shares will be deemed to represent the Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be, received on the Amalgamation in accordance with the election (or deemed election) made by Shareholders in the appropriate Letter of Transmittal. Parentco Class A Redeemable Preferred Shares will be redeemed for cash and Parentco Class B Exchangeable Preferred Shares and Parentco Class D Redeemable Preferred Shares will be exchanged or redeemed, as the case may be, for Brookfield Shares at the Redemption Time or Exchange Time, as the case may be.

Preferred Shares

        Preferred Shareholders will receive one Parentco Class C Preferred Share, of a series bearing terms and conditions identical in all material respects to the terms and conditions of the series of Preferred Shares held by each such Preferred Shareholder as follows:

  (i)
  each issued and outstanding Preferred Share, series G will be exchanged for one Parentco Class C Preferred Share, series A,

  (ii)
  each issued and outstanding Preferred Share, series J will be exchanged for one Parentco Class C Preferred Share, series B,

  (iii)
  each issued and outstanding Preferred Share, series K will be exchanged for one Parentco Class C Preferred Share, series C,

  (iv)
  each issued and outstanding Preferred Share, series M will be exchanged for one Parentco Class C Preferred Share, series D, and

  (v)
  each issued and outstanding Preferred Share, series N will be exchanged for one Parentco Class C Preferred Share, series E.

No Fractional Shares

        No fractional Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares will be issued to Shareholders or Preferred Shareholders as part of the Transaction Consideration received by a Shareholder or Preferred Shareholder. As a result, no fractional Brookfield Shares will be issued to Shareholders upon the exchange of the Parentco Class B Preferred Shares or upon the redemption of the Parentco Class D Redeemable Preferred Shares. In lieu of fractional Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, a Shareholder or Preferred Shareholder who would otherwise receive a fraction of a Parentco Class A Redeemable Preferred Share, Parentco Class B Exchangeable Preferred Share, Parentco Class C Preferred Share or Parentco Class D Redeemable Preferred Shares as part of the total Transaction Consideration received by that Shareholder or Preferred Shareholder will receive a cash payment determined on the basis of $29.65 for each whole Parentco Class B Exchangeable Preferred Share, $29.65 for each whole Parentco Class D Redeemable Preferred Share and $1.00 for each whole Parentco Class A Redeemable Preferred Share.

Letter of Transmittal

        An appropriate Letter of Transmittal is enclosed with this Circular for use by Shareholders and Preferred Shareholders for the surrender of certificates representing Shares, NVE Shares or Preferred Shares. The details for the surrender of such share certificates to the Depositary and the addresses of the Depositary are set out in the appropriate Letter of Transmittal. Provided that a Shareholder or Preferred Shareholder has delivered and surrendered to the Depositary all share certificates representing such Shareholder's Shares or NVE Shares or such Preferred Shareholder's Preferred Shares, together with a Letter of Transmittal duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form, promptly thereafter, (provided that the Amalgamation has become effective) Parentco or Brookfield, as the case may be, shall cause the Depositary to send a cheque (in respect of the proceeds of the redemption of any Parentco Class A Redeemable Preferred Shares issued to that Shareholder), Brookfield Share certificates (in respect of any Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares issued to that Shareholder) or Parentco Class C Preferred Share certificates, as the case may be, representing the aggregate Transaction Consideration that the Shareholder or Preferred Shareholder elects (or is deemed to elect) and is entitled to receive.

        Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the appropriate Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option.

        Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

Lost Certificates

        A Shareholder or Preferred Shareholder who has lost or misplaced the Shareholder's Share or NVE Share or the Preferred Shareholder's Preferred Share certificates should contact the Depositary as soon as possible. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Transaction Consideration in accordance with the Proposed Transaction.

Deadline for Surrender of Share Certificates

        In order to receive the Transaction Consideration, Shareholders and Preferred Shareholders (other than Dissenting Shareholders and Subco) must duly complete, execute and deliver to the Depositary the appropriate Letter of Transmittal together with the certificate(s) representing Shares, NVE Shares or Preferred Shares, as the case may be, and such other additional documents as the Depositary may reasonably require, if any, prior to the close of business on June 25, 2003. Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election in the Letter of Transmittal prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares or NVE Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option. Shareholders (including those who choose to vote against the Proposed Transaction) who are not Dissenting Shareholders should complete and deliver a Letter of Transmittal prior to the close of business on June 25, 2003 if they do not wish to receive the $13/0.5 Brookfield Share Option. See also "Prescription Period" below.

Delivery Requirements

        The method of delivery of certificates representing Shares, NVE Shares or Preferred Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person surrendering them. The Corporation recommends that such documents be delivered by hand to the Depositary, at one of its offices noted in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used, and that proper insurance be obtained.

        Shareholders holding Shares and NVE Shares and Preferred Shareholders holding Preferred Shares which are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Shares or Preferred Shares, as the case may be.

Payment and Delivery of the Transaction Consideration

        In order to receive the Transaction Consideration, a Shareholder or Preferred Shareholder must deliver to the Depositary the certificates representing such Shareholder's Shares, NVE Shares or Preferred Shareholder's Preferred Shares and such other additional documents as the Depositary may reasonably require, if any.

        As soon as practicable after the Redemption Time and the Exchange Time, assuming due delivery of the required documentation, Brookfield will cause the Depositary to forward any Brookfield Share certificates or Parentco Class C Preferred Share certificates, as the case may be, to which a Shareholder or Preferred Shareholder is entitled by first class mail to the address of the Shareholder or Preferred Shareholder as shown on the register of shareholders maintained by the Corporation unless the Shareholder or Preferred Shareholder indicates to the Corporation that he or she wishes to pick up the Brookfield Share certificates or Parentco Class C Preferred Share certificates and/or cheque, as the case may be, representing the aggregate Transaction Consideration, in which case the Brookfield Share certificates or Parentco Class C Preferred Share certificates and/or cheque, as the case may be, will be available at the office of the Depositary for pick-up by such holder.

        Such Brookfield Share certificates or Parentco Class C Preferred Share certificates and/or cheques will be issued in the name of the registered holder of the Shares, NVE Shares or Preferred Shares, as the case may be. In the event of a transfer of ownership of the Shares, NVE Shares or Preferred Shares which is not recorded in the Corporation's register of shareholders, the Transaction Consideration may be given to a transferee if the certificate representing such Shares, NVE Shares or Preferred Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. The mailing or delivery by the Depositary of any Brookfield Share certificates, Parentco Class C Preferred Share certificates or cheques, as the case may be, shall satisfy and discharge the payment obligations of Parentco or Brookfield, as the case may be, and the Depositary.

        Parentco Class A Redeemable Preferred Shares will be redeemed for $1.00 in cash per Parentco Class A Redeemable Preferred Share at the Redemption Time. The procedure set out above will be followed in respect of the redemption proceeds, except that cheques instead of Brookfield Share certificates will be mailed to Shareholders.

Prescription Period

        On the Effective Date, each Shareholder and Preferred Shareholder will be removed from the Corporation's register of shareholders, and until validly surrendered, the Share, NVE Share or Preferred Share certificate(s) held by such former holder will represent only the right to receive, upon such surrender, the Transaction Consideration and, if appropriate, any dividends declared by the Board of Directors for payment to shareholders of record on a date prior to the Effective Date, which remain unpaid as of the date of the Amalgamation. Any certificate which prior to the Effective Date represented issued and outstanding Shares, NVE Shares or Preferred Shares which has not been surrendered, with all other instruments required by the Letter of Transmittal, on or prior to the date which is six years after the Effective Date will cease to represent any claim or interest of any kind or nature against or in Amalco, Parentco or the Depositary.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Torys LLP, counsel to the Corporation, the following summaries fairly present the principal Canadian federal income tax consequences under the Tax Act of the Amalgamation, the redemption of Parentco Class A and Class D Redeemable Preferred Shares and the exchange of Parentco Class B Exchangeable Preferred Shares for Brookfield Shares generally applicable to Shareholders and Preferred Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Shares and Preferred Shares and who will hold their Parentco Class A and Class D Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares and Brookfield Shares as capital property and deal at arm's length with Brookfield, Parentco and the Corporation ("Holders"). Such shares generally will constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

        These summaries are based on the current provisions of the Tax Act and the regulations issued thereunder (the "Regulations") and on counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency (the "CCRA"). These summaries take into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), but do not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CCRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. These summaries do not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

        The Tax Act contains certain provisions relating to securities held by certain financial institutions (the "mark-to-market rules"). These summaries do not take into account the mark-to-market rules and Holders that are financial institutions for the purpose of those rules should consult their own tax advisers.

        The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisers with respect to their particular circumstances.

Residents of Canada

        The following summary is generally applicable to a Holder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty.

  Disposition of Shares on Amalgamation

        A Holder who, on the Amalgamation, exchanges Shares for Parentco Class A Redeemable Preferred Shares and/or Parentco Class B Exchangeable Preferred Shares, as the case may be, will realize neither a capital gain nor a capital loss on the exchange. The Holder will be considered to have disposed of the Shares for proceeds of disposition equal to their adjusted cost base to the Holder immediately before the Amalgamation and to have acquired the Parentco Class A Redeemable Preferred Shares and/or Parentco Class B Exchangeable Preferred Shares, as the case may be, at an aggregate cost equal to those proceeds of disposition. Where both Parentco Class A Redeemable Preferred Shares and Parentco Class B Exchangeable Preferred Shares are received, such cost will be allocated between such shares based on their relative fair market value. There will, however, be income tax consequences to the Holder on the redemption of the Holder's Parentco Class A Redeemable Preferred Shares, as discussed below. See also below for a description of the tax consequences of the exchange of Parentco Class B Exchangeable Preferred Shares for Brookfield Shares.

        No capital gain or capital loss will be realized when a Holder's Preferred Shares, series G, Preferred Shares, series J, Preferred Shares, series K, Preferred Shares, series M or Preferred Shares, series N, as the case may be, are exchanged on the Amalgamation for Parentco Class C Preferred Shares, series A, Parentco Class C Preferred Shares, series B, Parentco Class C Preferred Shares, series C, Parentco Class C Preferred Shares, series D or Parentco Class C Preferred Shares, series E, as the case may be. The Holder's aggregate cost of each series of shares so received will be equal to the adjusted cost base immediately before the Amalgamation of the shares so exchanged for shares of that series. The Amalgamation, by itself, will not result in any change to the current treatment under the Tax Act of dividends received on the Preferred Shares.

        Under the current administrative practice of the CCRA, a Holder who, on the Amalgamation, receives cash not in excess of $200 in lieu of a fraction of a Parentco Class A Redeemable Preferred Share or a Parentco Class B Exchangeable Preferred Share may either treat this amount as proceeds of disposition of a portion of a Share, thereby realizing a capital gain or capital loss, or, alternatively, may reduce his or her adjusted cost base of the Parentco Class A Redeemable Preferred Shares or Parentco Class B Exchangeable Preferred Shares, as the case may be, that the Holder receives on the Amalgamation by the amount of the cash received.

  Redemption of Parentco Class A Redeemable Preferred Shares

        On the redemption of Parentco Class A Redeemable Preferred Shares received by a Holder on the Amalgamation, the Holder will be considered to have disposed of such shares for proceeds of disposition equal to $1 per share and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Holder's cost of the Parentco Class A Redeemable Preferred Shares, determined as described above. The income tax treatment of such gain or loss is discussed below. No deemed dividend will arise on the redemption of a Holder's Parentco Class A Redeemable Preferred Shares.

  Exchange of Parentco Class B Exchangeable Preferred Shares for Brookfield Shares

        Where a Holder exchanges Parentco Class B Exchangeable Preferred Shares with Brookfield for Brookfield Shares, except where the Holder has, in the Holder's return of income for the taxation year in which the exchange occurs, included in computing the Holder's income for that year any portion of the gain or loss, otherwise determined, from the disposition of Parentco Class B Exchangeable Preferred Shares, the Holder will be considered to have disposed of such Parentco Class B Exchangeable Preferred Shares for proceeds of disposition equal to the adjusted cost base to the Holder of such Parentco Class B Exchangeable Preferred Shares immediately before the exchange and to have acquired Brookfield Shares at a cost for tax purposes equal to that amount.

        For purposes of determining a Holder's adjusted cost base of Brookfield Shares acquired in exchange for the Parentco Class B Exchangeable Preferred Shares, the cost of such shares, determined as described above, will be averaged with the Holder's adjusted cost base of all other Brookfield Shares held by the Holder as capital property immediately before the acquisition.

  Disposition of Brookfield Shares

        On the disposition of Brookfield Shares, a Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the Holder's adjusted cost base of the Brookfield Shares so disposed.

  Dissenting Shareholders

        Under the current administrative practice of the CCRA, Holders who exercise their right of dissent in respect of the Amalgamation should be considered to have disposed of their Shares or Preferred Shares for proceeds of disposition equal to the amount paid to them for such shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such shares. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder's income. Because of uncertainties under the relevant legislation, Dissenting Shareholders should consult their own tax advisers in this regard.

  Taxation of Capital Gains and Losses

        A Holder who, as described above, realizes a capital gain or a capital loss on the disposition of the Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Brookfield Shares, as the case may be, will generally be required to include in income one-half of any such capital gain ("taxable capital gain") and may apply one-half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the Tax Act. Generally, allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such year in accordance with the detailed rules of the Tax Act.

        If the Holder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such share may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on the share or in the case of a disposition of a share received on the Amalgamation, on the share exchanged therefor, in accordance with detailed provisions of the Tax Act. Holders should consult their tax advisers for specific information regarding the application of these provisions.

        A "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

        The realization of a capital gain or loss by an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the Tax Act.

Non-Residents of Canada

        The following summary is generally applicable to a Shareholder or Preferred Shareholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty is neither resident nor deemed to be resident in Canada and who does not use or hold, and is not deemed by the Tax Act to use or hold, the Shares, Preferred Shares, Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares or Brookfield Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Non-Resident Holders should consult their own tax advisers for advice with respect to any foreign tax consequences.

        Shareholders who are non-residents of Canada for the purposes of the Tax Act must indicate that status in the Letter of Transmittal. Failure to do so may result in the notification and withholding provisions of section 116 of the Tax Act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

  Realization of Capital Gains (or Capital Losses)

        A Non-Resident Holder will not realize a capital gain (or capital loss) on the disposition of the Non-Resident Holder's Shares or Preferred Shares on the Amalgamation. A Non-Resident Holder will realize a capital gain (or capital loss) on the redemption of Parentco Class A Redeemable Preferred Shares or the disposition of the Brookfield Shares to the same extent, and computed in the same way, as described above for a resident of Canada in respect of the same transactions. On the redemption of Parentco Class D Redeemable Preferred Shares, a Non-Resident Holder will be considered to have disposed of such shares for proceeds of disposition equal to the fair market value at the time of redemption of the Brookfield Shares received on the redemption and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Non-Resident Holder's cost of the Parentco Redeemable Class D Preferred Shares. No deemed dividend will arise on the redemption of a Non-Resident Holder's Parentco Class D Redeemable Preferred Shares.

  Canadian Taxation of Capital Gains

        A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the redemption of Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares or the disposition of Brookfield Shares, as the case may be, unless the shares so disposed of are "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder.

        Generally, such shares of a Non-Resident Holder will not be "taxable Canadian property" of the Non-Resident Holder unless, at any time during the five year period immediately preceding the disposition, 25% or more of the issued shares of any class of the relevant corporation were held by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with persons with whom he did not deal at arm's length, or the shares are deemed to be "taxable Canadian property". Parentco Class A Redeemable Preferred Shares, Parentco Class C Preferred Shares or Parentco Class D Redeemable Preferred Shares received on the Amalgamation will be "taxable Canadian property" of the Non-Resident Holder if the Shares or Preferred Shares, as the case may be, exchanged therefor were "taxable Canadian property". In addition, the Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares will be "taxable Canadian property" if, as a consequence of the Amalgamation, 25% or more of all Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be, issued on the Amalgamation belong to the Non-Resident Holder, persons with whom he does not deal at arm's length, or the Non-Resident Holder together with persons with whom he does not deal at arm's length, or if the redemption of the shares is not carried out within 60 days of the Amalgamation. Since it is not possible to predict at this time the number of Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares that will be issued on the Amalgamation, Non-Resident Holders should consult their own tax advisers as to whether they should elect to receive Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares on the Amalgamation.

        Non-Resident Holders should consult their own tax advisers with respect to the Canadian tax consequences, including the effects thereon of the provisions of any income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence, of disposing of "taxable Canadian property" if, based on the above summary, their Shares are or may be "taxable Canadian property" or if they contemplate electing to receive Parentco Class D Redeemable Preferred Shares on the Amalgamation.

  Dissenting Shareholders

        Where Non-Resident Holders receive interest consequent upon the exercise of their dissent rights, such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. If the Shares or Preferred Shares are not listed on the TSX at the time of disposition by a Non-Resident Holder who is a Dissenting Shareholder, the Shares or Preferred Shares, as the case may be, will be taxable Canadian property and such Dissenting Shareholder may realize a capital gain which will be subject to Canadian tax unless exempt under the terms of an applicable income tax treaty. In addition, if the Shares or Preferred Shares are not so listed at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to such Non-Resident Holder. Non-Resident Holders who intend to dissent should consult their own tax advisors.

Certain U.S. Federal Income Tax Considerations

        In the opinion of Torys LLP, counsel to the Corporation, the following summary discusses the material U.S. federal income tax consequences of the Amalgamation and the ownership of Brookfield Shares and Parentco Class C Preferred Shares to U.S. Holders (as defined below). For purposes of this discussion, a "U.S. Holder" is a beneficial owner of Shares, NVE Shares, Preferred Shares, Brookfield Shares or Parentco Class C Preferred Shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income tax, regardless of its source, (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (v) any other person that is subject to U.S. federal income tax on his, her or its worldwide income.

        This discussion is based upon the U.S. Internal Revenue Code of 1986, Treasury regulations, administrative rulings and judicial decisions currently in effect, any of which may be subject to change, possibly with retroactive effect. The discussion assumes that U.S. Holders hold their Shares, NVE Shares or Preferred Shares and will hold their Brookfield Shares or Parentco Class C Preferred Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of its personal investment circumstances or to U.S. Holders subject to special treatment under the U.S. federal income tax laws such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currency, persons that hold their Shares, NVE Shares or Preferred Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a functional currency other than the U.S. dollar, investors in pass-through entities and U.S. Holders who acquired their Shares, NVE Shares or Preferred Shares through the exercise of options or otherwise as compensation. Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

        No ruling has been sought from the United States Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the Amalgamation or any of the matters discussed below, and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

        Shareholders and Preferred Shareholders are urged to consult their own tax advisers regarding the specific tax consequences to them of the Amalgamation and the ownership of Brookfield Shares or Parentco Class C Preferred Shares, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

The Amalgamation

  General

        For U.S. federal income tax purposes, the U.S. Holders' exchange of Shares and NVE Shares for Parentco Class A Redeemable Preferred Shares or Parentco Class D Redeemable Preferred Shares, and the subsequent redemption of Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares for cash and Brookfield Shares, respectively, should be treated as a single transaction in which Shares and NVE Shares are exchanged for cash proceeds or Brookfield Shares.

        A U.S. Holder that receives cash in exchange for its Shares or NVE Shares will generally recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received, determined hereinafter in U.S. dollars, by such U.S. Holder, and (ii) the U.S. Holder's adjusted tax basis, determined hereinafter in U.S. dollars, in its Shares or NVE Shares, as the case may be. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder held its Shares or NVE Shares for more than one year at the Redemption Time. In the case of non-corporate U.S. Holders, long-term capital gains are subject to a maximum U.S. federal income tax rate of 20%. There are limits on the deductibility of capital losses. The capital gain or loss recognized by a U.S. Holder will generally be income from sources within the United States for foreign tax credit purposes. Proposed legislation has been introduced in the U.S. Congress that would reduce the tax rate on long-term capital gains of non-corporate taxpayers. It is uncertain whether, and in what form, any such proposed legislation will be enacted.

        A U.S. Holder that receives Brookfield Shares or Parentco Class C Preferred Shares in exchange for its Shares, NVE Shares or Preferred Shares, will generally recognize capital gain or loss in an amount equal to the difference between (i) the aggregate fair market value, determined hereinafter in U.S. dollars, of Brookfield Shares or Parentco Class C Preferred Shares received by such U.S. Holder plus the U.S. dollar amount of any cash received in lieu of fractional shares of Brookfield Shares, and (ii) the U.S. Holder's adjusted tax basis in its Shares, NVE Shares or Preferred Shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder held its Shares, NVE Shares or Preferred Shares for more than one year at the Effective Date. In the case of non-corporate U.S. Holders, long-term capital gains are subject to a maximum U.S. federal income tax rate of 20%. There are limits on the deductibility of capital losses. The capital gain or loss recognized by a U.S. Holder will generally be income from sources within the United States for foreign tax credit purposes. Proposed legislation has been introduced in the U.S. Congress that would reduce the tax rate on long-term capital gains of non-corporate taxpayers. It is uncertain whether, and in what form, any such proposed legislation will be enacted.

Dissenting U.S. Holders

        A U.S. Holder that is a Dissenting Shareholder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the cash received by such U.S. Holder and the U.S. Holder's adjusted tax basis, in its Shares, NVE Shares or Preferred Shares. Such gain or loss will generally be capital gain or loss (and, in the case of a U.S. Holder that held its Shares, NVE Shares or Preferred Shares for more than one year at the time of the exchange, will generally be long-term capital gain or loss), except with respect to interest which will be ordinary income. U.S. Holders that are Dissenting Shareholders should consult their tax advisers regarding the tax consequences of payments received as a result of exercising dissent rights, including the availability of foreign tax credits for any Canadian withholding taxes on any interest.

Ownership of Brookfield Shares or Parentco Class C Preferred Shares

  U.S. Holder's Tax Basis and Holding Period

        The tax basis of the Brookfield Shares or Parentco Class C Preferred Shares received by a U.S. Holder will be equal to the fair market value of such shares at the Effective Date. The holding period for such shares will begin on the day after the Effective Date.

  Distributions

        U.S. Holders receiving distributions (including constructive distributions) on the Brookfield Shares or Parentco Class C Preferred Shares will be required to include in gross income for U.S. federal income tax purposes as a taxable dividend the U.S. dollar value of the gross amount of such distributions, to the extent paid out of current or accumulated earnings and profits of Brookfield or Parentco, respectively, as determined under U.S. federal income tax principles, without reduction for any Canadian income tax withheld from such distributions. Distributions in excess of the earnings and profits of Brookfield or Parentco, as the case may be, generally will be treated, for U.S. federal income tax purposes, first, as a nontaxable return of capital to the extent of the U.S. Holder's adjusted tax basis in Brookfield Shares or Parentco Class C Preferred Shares, and then as gain from the sale or exchange of a capital asset. Dividends received on the Brookfield Shares or Parentco Class C Preferred Shares generally will not be eligible for the corporate dividends received deduction.

  Foreign Tax Credit

        Canadian income tax paid by, or withheld from distributions to, a U.S. Holder with respect to the ownership of Brookfield Shares or Parentco Class C Preferred Shares may be credited, subject to certain limitations, against such U.S. Holder's U.S. federal income tax liability, or, alternatively, may be deducted in computing the U.S. federal taxable income of a U.S. Holder who itemizes deductions. The availability of the foreign tax credit and the application of various limitations on the credit are fact specific and U.S. Holders of Brookfield Shares or Parentco Class C Preferred Shares are urged to consult their own tax advisers regarding foreign tax credit considerations applicable to their individual circumstances.

  Disposition of Brookfield Shares or Parentco Class C Preferred Shares

        A U.S. Holder will generally recognize capital gain or loss on the disposition of its Brookfield Shares or Parentco Class C Preferred Shares equal to the difference between the amount realized by the U.S. Holder (i.e., the amount of cash plus the fair market value of any property received), and (ii) the U.S. Holder's adjusted tax basis in the Brookfield Shares or Parentco Class C Preferred Shares, as the case may be. Such capital gain or loss will be long-term capital gain or loss if the Brookfield Shares or Parentco Class C Preferred Shares were held by the U.S. Holder for more than one year at the time of disposition. In the case of non-corporate U.S. Holders, long-term capital gains are subject to a maximum U.S. federal income tax rate of 20%. There are limits on the deductibility of capital losses. Capital gains or losses recognized by a U.S. Holder on a disposition of Brookfield Shares or Parentco Class C Preferred Shares will generally be income from sources within the United States for foreign tax credit limitation purposes. Proposed legislation has been introduced in the U.S. Congress that would reduce the tax rate on long-term capital gains of non-corporate taxpayers. It is uncertain whether, and in what form, any such proposed legislation will be enacted.

  Exchange of Amounts in Non-U.S. Currency

        Any Canadian dollars received by a U.S. Holder (including a U.S. Holder that is a Dissenting Shareholder) in connection with the Amalgamation or on the disposition of Brookfield Shares or Parentco Class C Preferred Shares will generally have a tax basis equal to their U.S. dollar value, determined by reference to the spot currency exchange rate on the date on which such U.S. Holder determines the U.S. dollar value of its amount realized with respect to the underlying transaction in accordance with such U.S. Holder's method of accounting. Any Canadian dollars which are received by a U.S. Holder in respect of dividends on the Brookfield Shares or Parentco Class C Preferred Shares should have a tax basis equal to their U.S. dollar value, determined by reference to the spot currency exchange rate on the date of receipt. A U.S. Holder who does not immediately convert such Canadian dollars into U.S. dollars will recognize an exchange gain or loss on the subsequent disposition of the Canadian dollars in an amount equal to the difference, if any, between the amount realized on such disposition and such U.S. Holder's adjusted tax basis in the Canadian dollars. Such gain or loss will be characterized as ordinary income or loss. Such income or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. The determination of foreign currency gains and losses is fact specific and U.S. Holders are urged to consult their own tax advisers regarding foreign currency considerations applicable to their individual circumstances.

  Passive Foreign Investment Company Status

        The Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and dispositions of, stock of a passive foreign investment company ("PFIC"). A foreign corporation will be treated as a PFIC if 75% or more of its gross income is passive income or if 50% or more of the average value of its assets produce, or are held for the production of, passive income. Brookfield believes that neither Brookfield nor the Corporation is or has been a PFIC. Brookfield expects that Brookfield, Parentco and the Corporation will conduct their respective affairs in such a manner so that none of Brookfield, Parentco and the Corporation will be classified as a PFIC in any succeeding taxable year. No assurance can be provided, however, that Brookfield, Parentco or the Corporation will not be classified as a PFIC in the future.

  Backup Withholding and Information Reporting

        Backup withholding tax at a rate not to exceed 30% may apply to payments of cash made within the United States to a non-corporate U.S. Holder in lieu of fractional shares of Brookfield Shares, to Dissenting Shareholders, and to payments of distributions on, and the proceeds of the disposition of, Brookfield Shares and Parentco Class C Preferred Shares within the United States, unless the U.S. Holder provides its taxpayer identification number and certifies that the number is correct, or properly certifies that it is awaiting a taxpayer identification number, or otherwise establishes an exemption. Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the U.S. federal income tax liability of the U.S. Holder, provided the appropriate information is forwarded to the Internal Revenue Service.

        In addition, information reporting requirements generally will apply to payments of dividends on, and the proceeds of the sale or other disposition of, Brookfield Shares and Parentco Class C Preferred Shares to U.S. Holders, other than certain exempt recipients.

OTHER SPECIAL BUSINESS

Amendment of Articles to Decrease Number of Directors

        The Board of Directors has reviewed the current composition of the board and believes it would be desirable to reduce the number of directors from seven to six.

        Holders of Shares are asked to pass the Number of Directors Resolution in the form of the resolution attached as Appendix 1 to this Circular approving an amendment to the articles of the Corporation. Approval of the resolution will require the affirmative vote of two-thirds of the votes cast. In addition, the provisions of the Act concerning cumulative voting provide that the number of directors may not be decreased if the votes cast against the motion to decrease would be sufficient to elect a director and such votes could be voted cumulatively at an election at which the same total number of votes were cast and the number of directors required by the articles (i.e. seven) were then being elected.

        On any ballot that may be called for on the Number of Directors Resolution, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the Shares represented by such proxy are entitled in favour of the Number of Directors Resolution, unless the Shareholder who has given such proxy has directed that the Shares be voted against the Number of Directors Resolution.

ANNUAL BUSINESS

Appointment of Auditor

        Management proposes that Deloitte & Touche LLP, Chartered Accountants of Toronto, Ontario, be re-appointed as auditor of the Corporation and that the directors be authorized to fix the remuneration of the auditor. Deloitte & Touche have served as auditor of the Corporation since 1996. The resolution to appoint Deloitte & Touche as auditor must be passed by a simple majority of the votes cast either in person or by proxy. For the fiscal year ended December 31, 2002, the Corporation paid Deloitte & Touche $347,000: $87,500 relating to the audit of the Corporation's consolidated financial statements, and $259,500 relating to the audits of certain individual assets to support tenant, lender and joint venture agreements.

Election of Directors

        The Board of Directors has proposed an amendment of the articles of the Corporation to decrease the number of directors from seven to six (see "Other Special Business — Amendment of Articles to Decrease Number of Directors"). If the amendment is approved, six directors will be elected at the Annual and Special Meeting of Shareholders. Of the current directors Mr. C. Kent Jespersen is not standing for re-election as a director. The persons listed in the table below are the nominees proposed by the Board of Directors for election by holders of common shares as directors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The election of directors is conducted by cumulative voting as described below.

        Under cumulative voting, each holder of Shares entitled to vote at an election of directors has a right to cast a number of votes equal to the number of votes attached to the Shares held by such shareholder, multiplied by the number of directors to be elected by the holders of Shares (six directors, if the Number of Directors Resolution is Approved), and such shareholder may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. The enclosed form of proxy provides for the Shares represented thereby to be voted either for the election of the directors or withheld from voting for the directors. A shareholder that indicates that his or her Shares are to be voted for the election of directors (or who does not provide instructions with respect to the election of directors) will have his or her votes distributed equally among all of the nominees described in this Circular unless additional nominees for election are nominated from the floor at the Meeting so that the total number of nominees exceed the number of directors to be elected at the Meeting. In this case, the cumulative voting rights attached to proxies in favour of Management will be voted

(in the absence of specific instructions from the shareholder) in accordance with the best judgment of the person voting the proxy in such a manner as to maximize the number of unrelated directors elected at the Meeting. Management is not aware of any intention of any person to nominate additional persons as directors. If a holder of Shares desires to distribute votes otherwise than as described herein, such holder of Shares must do so personally at the Meeting, or by another form of proxy.

        On any ballot that may be called for the election of directors by the holders of Shares, the persons named in the enclosed form of proxy intend to cast the votes to which the Shares represented by such proxy are entitled equally among all the proposed nominees whose names are set forth below except those, if any, excluded by the holder of Shares in the proxy, or unless the holder of Shares who has given such proxy has directed that the Shares be withheld from voting in the election of directors.

        Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the Meeting, the management representatives designated in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

        The table below lists the nominees for director, together with their principal occupations, their dates of first election as directors and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by such nominees.

Name and Municipality of Residence	Office and Principal Occupation	Year First Elected A Director	Common Shares
1. David D. Arthur Toronto, Ontario	President and Chief Executive Officer, BPO Properties Ltd.	1998	None
2. Richard B. Clark(1) New York, New York	President and Chief Executive Officer, Brookfield Properties Corporation	2002	None
3. The Hon. William G. Davis(2) Brampton, Ontario	Counsel, Torys LLP	1998	None
4. Robert J. Harding(2) Toronto, Ontario	Chairman of the Board, BPO Properties Ltd. and Chairman, Brascan Corporation (Property, financial and power company)	1999	None
5. Robert J. McGavin(3) Aurora, Ontario	Corporate Director	1999	None
6. Michael F.B. Nesbitt(2)(3) Winnipeg, Manitoba	Chairman, Montrose Mortgage Corporation Ltd.	2000	None

Notes:

(1)
Richard Clark has held the position of President and Chief Executive Officer of Brookfield since February 2002, prior to which he held various senior positions within Brookfield including President and Chief Executive Officer, US Commercial Operations during 2000 and 2001, and Executive Vice President from 1996 to 2000.

(2)
Member of Nominating and Governance Committee.

(3)
Member of Audit Committee.

Shareholder Proposals For Next Year's Annual Meeting

        The Act permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2004 is February 21, 2004.

INFORMATION REGARDING EXECUTIVE COMPENSATION

        The following disclosure regarding compensation of directors, senior officers and executive officers of the Corporation is included as required by applicable corporate and securities law.

Directors' Compensation

        The Board of Directors currently consists of seven members. Each director receives a retainer of $15,000 per annum and a fee of $1,000 per board or committee meeting attended. A committee chairman receives an additional $5,000 per annum to reflect the substantial commitment of time and experience. In 2002, the directors of the Corporation received an aggregate of $103,500 in retainer and attendance fees.

Executive Compensation

        No cash compensation was paid or is payable by the Corporation or its subsidiaries to executive officers of the Corporation in their capacities as such during or in respect of the financial year ended December 31, 2002. Effective January 1, 2001, the employment arrangements of all employees, including executive officers, were replaced pursuant to the terms of a management services agreement whereby Brookfield provides management and administrative services to the Corporation. See "Management Arrangements".

Management Arrangements

        The Corporation is a party to a management services agreement made as of January 1, 2001 with Brookfield, the principal shareholder of the Corporation, under which Brookfield provides day-to-day management and administrative services to the Corporation including management resources, human resources, computer services and legal and development services. The independent members of the Board of Directors reviewed and approved this management services agreement. The annual fee for these services is $4.6 million and has resulted in a net savings when compared to the Corporation's prior administrative expenses.

Indebtedness of Directors, Executive Officers and Senior Officers of the Corporation

        As of the date of this Circular, no officer, director, employee or former officer, director or employee of the Corporation or any associate of any such person, is or has been indebted to the Corporation at any time since January 1, 2002.

Five Year Total Shareholder Return Comparison

        The chart below compares the yearly change in the Corporation's cumulative total shareholders' return on the Corporation's common shares against the cumulative total shareholders' return of the TSX 300 Total Return Index for the five years commencing December 31, 1997 and ending December 31, 2002 (the "Index Return"). The chart is based on the assumption that $100 was invested in the Corporation's common shares and in the TSX 300 Total Return Index on December 31, 1997 and that dividends were reinvested.

Comparison of 5-Year Cumulative Total Shareholder Return on Common Shares of the Corporation and the TSX Total Return Index

BPO Properties Ltd.	1997	1998	1999	2000	2001	2002
BPO Properties Common Shares	100	51.43	52.00	57.14	76.19	97.14
TSX 300 Index	100	98.42	129.63	139.23	121.73	106.59

Dividend Policy

        In 2002, the Corporation paid $11.0 million of Preferred Share dividends ($17.9 million in 2001; $20.8 million in 2000). The Corporation's current intention is to retain the balance of earnings for reinvestment. As a result, it is not expected that dividends will be paid on Shares or NVE Shares at the current time.

Directors' And Officers' Liability Insurance

        During 2002, a Directors' and Officers' liability insurance policy in favour of Directors and Officers of the Corporation and subsidiaries was in place. The policy provides for a limit of liability of $50 million per loss and per policy year. The policy was purchased for an annual premium of $109,500.

PRICE RANGE AND TRADING VOLUMES FOR THE SHARES

        The Shares are traded on the TSX. The combined volume of trading and price ranges of the Shares on the TSX are set forth in the following table for the periods indicated.

	Price per Share
Month
	High	Low	Average(1)	Volume
May 1 to May 21, 2003	$29.15	$27.75	$28.36	108,854
April	28.05	25.50	27.54	129,855
March	26.15	25.25	25.66	34,729
February	26.25	25.30	25.59	26,593
January 2003	25.80	25.00	25.40	27,164
December 2002	25.75	24.00	25.11	112,622
November	24.75	21.50	22.84	52,053
October	23.25	20.51	21.72	99,856
September	23.50	23.00	23.15	44,021
August	24.45	22.15	23.27	48.068
July	25.25	21.99	24.05	107,898
June	28.10	23.26	24.68	203,612
May	28.05	26.55	27.58	61,371
April 2002	27.15	23.40	25.70	65.562

Note:

(1)
Volume weighted average of trading prices.

        The average monthly trading volume during 2002 of the Shares was 92,091 Shares. The weighted average trading price of the Shares in 2002 was $23.86. The closing price of the Shares on the TSX on April 25, 2003, the last date on which the Shares traded prior to the first announcement of the Proposed Transaction, was $26.50.

PRICE RANGE AND TRADING VOLUMES FOR THE PREFERRED SHARES

Preferred Shares, series G

        The Preferred Shares, series G are traded on the TSX. The combined volume and price ranges of the Preferred Shares, series G are set forth in the following table for the periods indicated.

	Price per Share
Month
	High	Low	Average(1)	Volume
May 1 to May 21, 2003	$17.00	$15.26	$15.89	19,600
April	17.00	14.95	15.74	314,100
March	17.00	15.25	16.01	1,028,800
February	16.85	16.50	16.82	243,651
January 2003	17.00	15.05	15.43	404,790
December 2002	16.20	14.25	15.04	7,240
November	16.50	15.00	15.52	41,140
October	17.10	16.10	16.51	354,100
September	17.25	16.50	17.03	1,400
August	17.35	16.70	16.86	1,900
July	17.75	17.00	17.09	17,300
June	18.20	17.01	17.81	11,550
May	18.20	17.95	18.08	6,000
April 2002	18.50	17.75	17.85	24,650

Note:

(1)
Volume weighted average of trading prices.

        The average monthly trading volume during 2002 of the Preferred Shares, series G was 65,659.16 shares. The weighted average trading price of the Preferred Shares, series G in 2002 was $16.40. The closing price of the Preferred Shares, series G on the TSX on April 25, 2003, was $15.75.

Preferred Shares, series J

        The Preferred Shares, series J are traded on the TSX. The combined volume and price ranges of the Preferred Shares, series J are set forth in the following table for the periods indicated.

	Price per Share
Month
	High	Low	Average(1)	Volume
May 1 to May 21, 2003	$15.75	$15.10	$15.33	42,100
April	16.00	15.00	15.49	710,600
March	17.35	15.00	15.97	2,304,700
February	16.90	15.90	16.49	129,750
January 2003	16.00	14.75	15.08	219,700
December 2002	15.90	15.25	15.54	1,600
November	16.10	16.00	16.00	85,400
October	16.50	16.00	16.35	1,056,200
September	18.00	17.00	17.24	2,100
August	17.50	17.50	17.50	1,400
July	17.75	17.75	17.75	35,200
June	18.35	17.75	18.34	278,815
May	18.50	18.05	18.29	3,760
April 2002	18.50	17.70	17.83	29,950

Note:

(1)
Volume weighted average of trading prices.

        The average monthly trading volume during 2002 of the Preferred Shares, series J was 254,654.33 shares. The weighted average trading price of the Preferred Shares, series J in 2002 was $16.60. The closing price of the Preferred Shares, series J on the TSX on April 25, 2003, was $16.00.

Preferred Shares, series M

        The Preferred Shares, series M are traded on the TSX. The combined volume and price ranges of the Preferred Shares, series M are set forth in the following table for the periods indicated.

	Price per Share
Month
	High	Low	Average(1)	Volume
May 1 to May 21, 2003	$15.50	$15.30	$15.30	2,900
April	16.50	15.00	15.49	201,400
March	16.75	15.00	15.67	1,064,300
February	16.35	15.25	15.84	770
January 2003	16.00	15.25	15.32	12,400
December 2002	16.00	13.50	15.75	24,900
November	16.50	16.00	16.50	60,500
October	16.60	16.00	16.60	390,900
September	17.85	16.00	16.64	1,900
August	17.50	17.00	17.13	400
July	18.49	18.49	18.49	20,000
June	18.49	17.90	17.90	130,300
May	17.95	17.85	17.88	400
April 2002	18.00	17.85	18.00	20,500

Note:

(1)
Volume weighted average of trading prices.

        The average monthly trading volume during 2002 of the Preferred Shares, series M was 124,658.33 shares. The weighted average trading price of the Preferred Shares, series M in 2002 was $16.80. The closing price of the Preferred Shares, series J on the TSX on April 25, 2003 was $15.10.

PRICE RANGE AND TRADING VOLUMES FOR THE BROOKFIELD SHARES

        The Brookfield Shares are traded on the TSX and the NYSE. The combined volume of trading and price ranges of the Brookfield Shares on the TSX are set forth in the following table for the periods indicated.

	Price per share
Month
	High	Low	Average(1)	Volume
May 1 to May 21, 2003	$30.23	$28.97	$29.63	1,474,830
April	30.60	28.80	29.58	3,956,678
March	29.74	26.90	27.93	2,351,970
February	28.90	27.10	27.98	3,270,699
January 2003	30.19	26.40	28.22	2,385,490
December 2002	31.35	28.58	29.74	4,519,063
November	30.59	27.75	29.45	1,343,882
October	30.80	27.75	28.77	4,253,056
September	32.00	29.25	30.91	4,750,992
August	32.00	30.38	31.17	1,372,615
July	32.00	26.80	30.13	2,486,912
June	32.17	30.51	31.25	2,782,712
May	32.65	30.26	31.26	3,498,383
April 2002	32.00	30.25	30.98	3,166,000

Note:

(1)
Volume weighted average of trading prices.

        The closing price of the Brookfield Shares on the TSX on May 21, 2003, was $29.50. The average monthly trading volume during 2002 of the Brookfield Shares was 2,983,120 Brookfield Shares. The closing price of the Brookfield Shares on the TSX on April 25, 2003, the last date prior to the first announcement of the Proposed Transaction, was $29.65.

INTEREST OF PERSONS IN THE MATTERS TO BE ACTED UPON AT THE MEETING

        No director or senior officer of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting, except for any interest arising from the direct or indirect ownership of Shares, NVE Shares or Preferred Shares where the holder of any of those securities receives no extra or special benefit or advantage not shared on a pro rata basis by all holders of Shares, NVE Shares or Preferred Shares and except for the effect of the "going private transaction", pursuant to which Brookfield and its subsidiaries shall become, after the Redemption Date, the holders of all the common and preferred shares of Amalco and the holders of all the common shares of Parentco.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

        The Corporation has retained the services of Brookfield for the property management of some of its office and retail properties under contracts based on the fair market value of the services provided by Brookfield. The fees paid in connection with these services totalled $5.9 million in 2002. See "Information Regarding Executive Compensation — Management Arrangements".

        The Corporation had a demand deposit of $125 million with a subsidiary of Brascan, Brookfield's principal shareholder, as at December 31, 2002, which earns interest at prime. The Corporation also had a demand deposit of $549 million with Brookfield as at December 31, 2002, which earns interest at prime.

        Except as disclosed herein, no director or senior officer of the Corporation and, to the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, none of their respective associates nor any person who beneficially owns or exercises control or discretion over more than 10% of the outstanding Shares, has any interest in any material contract to which the Corporation is a party.

        Messrs. Richard Clark and David Arthur, directors of the Corporation, are also directors of Brookfield. Messrs. David Arthur and Steven Douglas, officers of the Corporation, are also officers of Brookfield.

CORPORATE GOVERNANCE PRACTICES

        The Corporation recognizes that sound corporate governance practices promote and protect the interests of its shareholders while enhancing the environment in which the Corporation carries on its business activities. The following describes the Corporation's current corporate governance practices as approved by the Board of Directors.

        The Corporation's Board of Directors oversees the management of the Corporation's business and affairs. The Board supervises management's activities and monitors its performance. All major decisions of the Corporation are approved by the Board. Two committees have been constituted by the Board with prescribed mandates described below. The main functions of the Board are to: approve the Corporation's business plan and oversee its implementation; approve all major investment and asset management decisions of the Corporation; monitor the Corporation's governance practices and implement necessary changes; ensure that the business risks of the Corporation are properly identified and managed; ensure that an adequate system of internal controls exists to safeguard the assets of the Corporation and support comprehensive financial reporting; establish and monitor the Corporation's code of conduct; monitor performance objectives and undertake succession planning for senior management; and oversee corporate communications including the review and approval of communications with shareholders through quarterly and annual financial statements and the annual report.

        The Board's expectations of management are established as part of the Corporation's annual strategic planning process and are measured as part of that process and again in connection with more specific performance appraisals.

        The Board meets at least once in each quarter, with additional meetings when appropriate. The Board and committees are entitled to meet without management at their discretion and are entitled to engage outside advisers in circumstances they consider appropriate.

        Communications from shareholders and other interested parties are directed to an investor relations representative who responds with the guidance of senior management. The Corporation also maintains a web site providing access to information on the Corporation.

Board Composition

        The Board is currently composed of seven directors, the majority of which are unrelated directors. The President and Chief Executive Officer is an inside director of the Corporation. On the current Board, the six non-management "outside directors" reflect the interests of the Corporation's shareholders. Two outside directors, including the Corporation's non-executive Chairman, are unrelated to the Corporation but have relationships with Brookfield, owner of approximately 54.9% of the Shares and 100% of the NVE Shares. Four outside directors are unrelated and independent of any interests or relationships with Brookfield. The Board believes that this composition reflects an appropriate and effective balance of interests between the major shareholder and other shareholders. All directors are elected to exercise independent judgement on all issues concerning the Corporation.

Board Committees

        The Corporation has constituted two committees with prescribed mandates summarized below.

        The Nominating and Governance Committee is responsible for the identification and selection of prospective directors and matters relating generally to corporate governance. In addition, the Committee is mandated to consider and make recommendations to the Board in relation to Board effectiveness, the size of the Board and the level of directors' fees. The Corporation provides new directors with background materials for orientation. Matters with potential conflicts of interest are reviewed and approved by independent directors. The Nominating and Governance Committee is composed of three persons, two of whom are outside directors independent of Brookfield and one who is not. During 2002, the Committee members were The Honourable William G. Davis, Robert J. Harding and Michael F.B. Nesbitt.

        The Audit Committee is mandated to monitor the Corporation's financial reporting and internal controls and is composed of three persons, two of whom are outside directors independent of Brookfield and one of whom is not. The Committee may, at its discretion, engage in direct communications with the Corporation's Chief Financial Officer and external auditors. During 2002, the Committee members were Michael F.B. Nesbitt, C. Kent Jespersen and Robert J. McGavin.

EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS

        Upon the Effective Date, it is intended that the Shares and Preferred Shares, series G, J and M will be delisted from the TSX, but that the Parentco Class C Preferred Shares, series A, B and D be listed on the TSX in substitution for the Preferred Shares, series G, J and M. The TSX has conditionally approved the listing of the Brookfield Shares and Parentco Class C Preferred Shares, series A, B and D issuable pursuant to the Proposed Transaction, subject to Brookfield fulfilling all the requirements of the TSX. Brookfield is applying to list the additional Brookfield Shares issuable pursuant to the Transaction Consideration on the NYSE.

INFORMATION CONCERNING BROOKFIELD

        The information contained in this Circular concerning Brookfield, Parentco and Subco was supplied by the management of Brookfield at the request of the Corporation. With respect to this information, the Board of Directors of the Corporation has relied exclusively upon Brookfield.

Brookfield Corporation

        Brookfield owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totalling 45 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield also manages over 130 million square feet of space. Brookfield is committed to building shareholder value by investing in quality assets and intensively managing each of its properties to increase cashflows and maximize return on capital.

        Brookfield owns its assets directly and indirectly through partnerships and equity investments, including: (i) a 100% common share interest in Brookfield Properties Ltd. (Ontario) (formerly Brookfield Commercial Properties Ltd.), a commercial property investment company, which primarily owns large Class A office properties located in central business districts in Toronto, Denver and Minneapolis; (ii) a 98% interest in Brookfield Financial Properties, L.P. (formerly World Financial Properties, L.P.), a New York-based Delaware partnership which owns large Class A office properties, primarily in Lower and Midtown Manhattan and Boston; (iii) an 89% equity (representing 54.9% of the voting securities and 100% of the non-voting securities) interest in the Corporation.

        Brookfield was formed under the Act on September 5, 1978 to continue the company which was incorporated in 1923. The articles of Brookfield have been amended from time to time to change its capital structure and name, and on May 7, 1996, the articles of Brookfield were amended to change the name of Brookfield to Brookfield Properties Corporation. Brookfield's registered head office is P.O. Box 770, Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. However, Brookfield operates head offices in both New York and Toronto.

Recent Developments

        On August 1, 2002, Brookfield sold a 50% interest in the 2.7 million square foot Bankers Hall Complex in Calgary to British Columbia Investment Management Corporation. This transaction generated net proceeds of approximately US$72 million, net of non-recourse debt on the property, based on a sale price of US$193 million.

        On September 9, 2002, Brookfield announced that it had acquired a 51% interest in Three World Financial Center in Lower Manhattan on September 5, 2002 from Lehman Brothers Holdings for US$158 million. The remaining 49% interest continues to be owned by American Express. Brookfield has the exclusive right to occupy 1.2 million square feet of space in Three World Financial Center. Although this space is currently vacant, management believes that Brookfield will be able to lease the space. Brookfield is not entitled to the rents attributable to American Express' space. While Brookfield has guaranteed the acquisition financing, Brookfield intends to refinance this 51% interest with non-recourse permanent financing upon securing tenants for this space.

        On September 25, 2002, Brookfield issued eight million Class AAA Preference Shares, Series F at $25 per Class AAA Preference Share, Series F for gross proceeds of $200 million.

        On October 29, 2002, the board of directors of Brookfield approved the special distribution of Brookfield's U.S. residential home building business, Brookfield Homes Corporation ("Brookfield Homes"). Brookfield common shareholders of record on January 2, 2003, received a special distribution equivalent to one-fifth of a Brookfield Homes share for each Brookfield common share that they owned. Brookfield Homes commenced trading on the NYSE under the symbol "BHS" on January 7, 2003. The value of the special dividend, based on a book value of US$323 million of equity, was US$2.00 per Brookfield Share and resulted in a reduction in the stated value of Brookfield's common equity of US$323 million, as approved by Brookfield's shareholders on December 16, 2002. Brookfield has not retained any common share ownership of Brookfield Homes, however, it retains a $98 million subordinated note receivable maturing on December 31, 2005 which bears interest at 10%.

        In March 2003, Brookfield refinanced One World Financial Center with a US$300 million, three-year first mortgage credit facility provided by Deutsche Bank Securities which is recourse to Brookfield. The previous US$402 million mortgage carried an interest rate of 7.51% and a maturity of November 2003. The new floating rate financing is set at LIBOR plus 2%, which translates to an initial coupon of approximately 3.34% based on current rates. This financing provides maximum operating and leasing flexibility to address the opportunities and challenges presented by the renewal of Lower Manhattan. One World Financial Center, a 40-story, 1.6 million square foot tower, is fully leased.

        During the first quarter of 2003, Brookfield acquired 1,802,700 million common shares of the company at an average price of US$18.47 per share. Subsequent to March 31, 2003, Brookfield has acquired a further 1,879,900 shares at an average price of US$20.08 per share. This brings the total number of shares repurchased since the inception of Brookfield's normal course issuer bid in 1999 to approximately 9.4 million.

        On April 28, 2003, Brookfield proposed the Amalgamation described in this Circular. Having recently acquired 574,500 shares of the Corporation in a private transaction with an institutional investor, Brookfield's equity interest in the Corporation is now 89%.

Material Changes in Share and Loan Capital Structure

        Except as described above under "Recent Developments", there have been no material changes in the share and loan capital of Brookfield on a consolidated basis since January 1, 2002.

Details of Brookfield Shares and Brookfield Preferred Shares

Share Capital

        There are currently three authorized classes of preference shares of Brookfield, as follows:

  Class A Preference Shares — 6,312,000 authorized

  •
  2,050,000 Class A preference shares, Series A authorized, of which 2,050,000 are issued and outstanding; and

  •
  4,262,000 Class A preference shares, Series B authorized, of which 4,262,000 are issued and outstanding.

  Class AA Preference Shares — 3,600,000 authorized (formerly 6,000,000 authorized, of which 2,400,000 shares have been issued and redeemed)

  •
  2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.

  Class AAA Preference Shares — unlimited authorized

  •
  3,000,000 Class AAA preference shares, Series A authorized, of which 3,000,000 are issued and outstanding;

  •
  3,000,000 Class AAA preference shares, Series B authorized, of which 3,000,000 are issued and outstanding;

  •
  3,000,000 Class AAA preference shares, Series C authorized, of which 3,000,000 are issued and outstanding;

  •
  3,000,000 Class AAA preference shares, Series D authorized, of which 3,000,000 are issued and outstanding;

  •
  12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding, and

  •
  8,000,000 Class AAA preference shares, Series F authorized, of which 8,000,000 are issued and outstanding.

        There are currently no authorized Class AA preference shares, Series A, B, C and D, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable. There are an unlimited number of common shares authorized, of which 156,922,662 Brookfield Shares are issued and outstanding as of May 21, 2003.

Brookfield Shares

        Brookfield Shares have the following rights, privileges, restrictions and conditions:

Ranking

  Dividends

        The holders of the Brookfield Shares are entitled to receive any dividends declared thereon by the board of directors of Brookfield.

  Voting

        The holders of Brookfield Shares are entitled to receive notice of and to attend all shareholders' meetings and for all purposes will be entitled to one vote for each Brookfield Share held.

  Liquidation, Dissolution and Winding Up

        In the event of the liquidation, dissolution or winding up of Brookfield or any other distribution of assets of Brookfield among its shareholders by way of return of capital, the holders of Brookfield Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other ranking prior to the Brookfield Shares, the remaining property of Brookfield.

Auditors, Transfer Agent and Registrar

        The auditors of Brookfield are Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1. The transfer agent and registrar for the Brookfield Shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

Documents Incorporated by Reference

        The following documents of Brookfield filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

  (a)
  Annual Information Form of Brookfield dated May 20, 2003;

  (b)
  management's discussion and analysis for the year ended December 31, 2002, included as pages 17 through 35 of the 2002 Annual Report of Brookfield;

  (c)
  audited comparative consolidated financial statements of Brookfield and the notes thereto for the financial year ended December 31, 2002, together with the report of the auditors thereon, found at pages 36 through 57 of the 2002 Annual Report of Brookfield;

  (d)
  unaudited comparative consolidated financial statements of Brookfield contained in the interim reports to shareholders for the period ended March 31, 2003;

  (e)
  Management Information Circular of Brookfield dated March 3, 2003 in connection with the 2003 Annual Meeting of Shareholders, other than the sections entitled "Report of the Human Resources and Compensation Committee", "Performance Graph" and "Corporate Governance"; and

  (f)
  a material change report of Brookfield dated November 7, 2002 regarding the spin-out by Brookfield of Brookfield Homes Corporation.

        Any documents of Brookfield of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING PARENTCO

        Parentco, a subsidiary of Brookfield, was incorporated under the Act on May 2, 2003, solely for the purpose of implementing the Proposed Transaction. The registered office of Parentco is Suite 330, 181 Bay Street, Toronto, Ontario, M5J 2T3. The authorized capital of Parentco consists of an unlimited number of common shares, an unlimited number of Class A Redeemable Preferred Shares, an unlimited number of Class B Exchangeable Preferred Shares, an unlimited number of Class D Redeemable Preferred Shares and an unlimited number of Class C Preferred Shares. As of the date hereof, Parentco's only material asset is all of the outstanding securities of Subco. On or prior to the Effective Date, Brookfield will subscribe for common shares of Parentco with cash and Brookfield Shares sufficient to redeem the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares. Parentco has no liabilities.

Details of Parentco Preferred Shares

        The following description of the preferred shares of Parentco is qualified entirely by reference to the full text of the terms of the preferred shares of Parentco in Schedule A to the Amalgamation Agreement, attached to this Circular as Appendix 2.

Parentco Class A Redeemable Preferred Shares

        Each Parentco Class A Redeemable Preferred Share to be issued on the Amalgamation will be redeemed at the Redemption Time for $1 in cash. Each Parentco Class A Redeemable Preferred Share issued after the Redemption Time will be redeemed immediately for $1 in cash.

Parentco Class B Exchangeable Preferred Shares

        Each Parentco Class B Exchangeable Preferred Share to be issued on the Amalgamation will be exchanged at the Exchange Time for one Brookfield Share, to be issued directly by Brookfield. Each Parentco Class B Exchangeable Preferred Share issued after the Exchange Time will be exchanged immediately for one Brookfield Share to be issued directly by Brookfield.

Parentco Class C Preferred Shares

        The terms and conditions of the Parentco Class C Preferred Shares are identical in all material respects to the terms and conditions of the Preferred Shares.

Parentco Class D Redeemable Preferred Shares

        Each Parentco Class D Redeemable Preferred Share to be issued on the Amalgamation will be redeemed at the Redemption Time for one Brookfield Share. Each Parentco Class D Redeemable Preferred Share issued after the Redemption Time will be redeemed immediately for one Brookfield Share.

INFORMATION CONCERNING SUBCO

        Subco, a wholly-owned subsidiary of Parentco, was incorporated under the Act on May 2, 2003, solely for the purpose of implementing the Proposed Transaction. The registered office of Subco is Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. The authorized capital of the Subco consists of an unlimited number of common shares and an unlimited number of class A preferred shares of which 100 common shares are issued and outstanding. At the Effective Date, Subco's only material asset will be 3,772,248 Shares and 21,652,001 NVE Shares. Subco has no liabilities.

        Subco has not entered into any material contracts. The only material contract which Subco proposes to enter into is the Amalgamation Agreement among Subco, the Corporation, Parentco and Brookfield, a copy of which is attached as Appendix 2 to this Circular.

LEGAL MATTERS

        Torys LLP, counsel to the Corporation, has provided legal advice upon certain corporate and securities and tax law matters in connection with the Proposed Transaction.

        As of May 22, 2003, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of securities of the Corporation or of Brookfield.

Exemption Orders

        For the purposes of complying with the securities legislation in certain provinces, applications for prospectus and registration exemptions may be filed with the applicable securities commissions in connection with the Proposed Transaction. Orders are expected to be granted by these securities commissions before the date of the Meeting.

        For the purpose of complying with the securities legislation in the Province of Québec, an application for a prospectus exemption is being filed with the QSC contemporaneously with the mailing of this Circular, in connection with the issuance of the Parentco Class A Redeemable Preferred Shares, the Parentco Class B Exchangeable Preferred Shares, the Parentco Class C Preferred Shares, the Parentco Class D Redeemable Preferred Shares, the Amalco Common Shares, the Brookfield Shares and the transfer of Brookfield Shares on the redemption of the Parentco Class D Redeemable Preferred Shares on the Effective Date. The Corporation anticipates that an order with respect to this application will be granted prior to the Meeting. If the QSC raises any objection which requires a material change to the Proposed Transaction, the Corporation will advise Shareholders and Preferred Shareholders.

Eligibility for Investment

        In the opinion of Torys LLP, counsel to the Corporation, at the Effective Date, Brookfield Shares, Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares, Parentco Class C Preferred Shares and Parentco Class D Redeemable Preferred Shares received as part of the Transaction Consideration would not be prohibited, subject to general investment provisions and, in certain cases, subject to prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes:

        Insurance Companies Act (Canada)
         Trust and Loan Companies Act (Canada)
         Pension Benefits Standards Act, 1985 (Canada)
         Pension Benefits Act (Ontario)
         Loan and Trust Corporations Act (Ontario)

        In addition, in the opinion of Torys LLP, at the Effective Date, the Brookfield Shares will be and, provided any series of the Parentco Class C Preferred Shares are listed on a prescribed stock exchange in Canada, the Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares, Parentco Class C Preferred Shares and Parentco Class D Redeemable Preferred Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan.

ADDITIONAL INFORMATION REGARDING THE CORPORATION —
DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Corporation filed with the securities commission or similar authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

  (a)
  Annual Information Form of the Corporation dated May 20, 2003;

  (b)
  management's discussion and analysis for the year ended December 31, 2002, included as pages 5 through 10 of the 2002 Annual Report of the Corporation;

  (c)
  audited comparative consolidated financial statements of the Corporation and the notes thereto for the financial years ended December 31, 2002 and 2001, together with the report of the auditors thereon, found at pages 11 through 20 of the 2002 Annual Report of the Corporation;

  (d)
  unaudited comparative consolidated financial statements of the Corporation contained in the interim reports to shareholders for the periods ended March 31, 2003; and

  (e)
  material change report of the Corporation dated May 1, 2003 regarding this proposed Amalgamation.

        Any documents of the Corporation of the type referred to above (excluding confidential material change reports) together with any material change reports filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference into this Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS

        Copies of the documents incorporated by reference into this Circular under the headings "Information Concerning Brookfield — Documents Incorporated by Reference" and "Additional Information Regarding the Corporation — Documents Incorporated by Reference" may be obtained on request without charge from the Secretary of the Corporation, Suite 330, P.O. Box 762, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2T3 (Telephone (416) 363-9491).

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT AND REPORT

        A registration statement on Form F-8 and a report on Form CB have been filed with the United States Securities and Exchange Commission ("SEC") under the U.S. Securities Act of 1933 relating to the Amalgamation. In addition to this Circular and its Appendices, the following documents have been filed with the SEC as a part of the registration statement and report of which this Circular forms a part: (i) the documents listed above under "Additional Information Regarding the Corporation — Documents Incorporated by Reference" and under "Information Concerning Brookfield — Documents Incorporated by Reference", (ii) with respect to the Form F-8 only, consents of accountants and counsel, (iii) with respect to the Form F-8 only, the powers of attorney pursuant to which amendments to the Form F-8 may be signed, and (iv) the letters of transmittal and proxies sent to Shareholders and Preferred Shareholders.

APPROVAL AND CERTIFICATE

        The contents and sending of the Circular have been approved by the Board of Directors of the Corporation. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario on May 22, 2003.

DAVID D. ARTHUR President and Chief Executive Officer	STEVEN J. DOUGLAS Senior Vice-President and Chief Financial Officer

APPENDIX 1

BPO PROPERTIES LTD.

SPECIAL RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The amalgamation (the "Amalgamation") of BPO Properties Ltd. (the "Corporation") and 4162897 Canada Limited ("Subco") upon the terms and conditions set forth in the form of amalgamation agreement (the "Amalgamation Agreement") among the Corporation, Subco and 4162862 Canada Limited ("Parentco") substantially in the form of the agreement attached as Appendix 2 to the management proxy circular of the Corporation dated May 22, 2003 (the "Circular"), is hereby approved;

2.
The Amalgamation Agreement is hereby approved;

3.
The board of directors of the Corporation is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the shareholders of the Corporation and to determine not to proceed with the Amalgamation; and

4.
Any one or more officers and directors of the Corporation is hereby authorized to take any and all such other steps or actions as may be reasonably necessary or appropriate in connection with the Amalgamation, including, without limitation, actions to amend, extend, waive conditions of or terminate the Amalgamation Agreement and to execute and deliver for and in the name of and on behalf of the Corporation, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, including articles of amalgamation, to take such further actions, as, in such person's opinion, may be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions.

SPECIAL RESOLUTION TO REDUCE NUMBER OF DIRECTORS

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The articles of the Corporation be amended to decrease the number of the directors from seven to six; and

2.
Any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of amendment, in duplicate, to the director under the Canada Business Corporations Act and to execute all documents and to do all things as in the opinion of such person may be necessary or desirable in connection with the foregoing.

3.
The board of directors of the Corporation is hereby authorized to revoke this resolution at any time prior to the reduction in number of directors becoming effective without further approval of the shareholders of the Corporation and to determine not to reduce the number of directors of the Corporation to six; and

1-1

APPENDIX 2

AMALGAMATION AGREEMENT

         THIS AMALGAMATION AGREEMENT is dated as of the    •    th day of    •    , 2003
 AMONG:

            BPO PROPERTIES LTD., a corporation amalgamated under the Canada Business Corporations Act

            (hereinafter referred to as the "Corporation")

            — and —

            4162897 CANADA LIMITED, a corporation incorporated under the Canada Business Corporations Act

            (hereinafter referred to as "Subco")

            — and —

            4162862 CANADA LIMITED, a corporation incorporated under the Canada Business Corporations Act

            (hereinafter referred to as "Parentco")

RECITALS:

(A)
The Corporation and Subco have agreed to amalgamate pursuant to the Canada Business Corporations Act and upon the terms and conditions hereinafter set forth;

(B)
The authorized capital of the Corporation consists of an unlimited number of Shares, an unlimited number of priority preferred shares, an unlimited number of Preferred Shares issuable in series, 300,000 senior preferred shares and an unlimited number of NVE Shares of which, as of the date hereof, 6,867,566 Shares, 21,652,001 NVE Shares and 6,253,500 Preferred Shares are issued and outstanding;

(C)
The authorized capital of Subco consists of an unlimited number of common shares and Class A preferred shares, of which, as of the date hereof, 100 common shares are issued and outstanding;

(D)
The Corporation, Parentco and Subco have each made disclosure to the other parties of their respective assets and liabilities; and

(E)
It is desirable that this amalgamation be effected.

        NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1.     Interpretation

        In this Agreement:

"$13/0.5 Brookfield Share Option" means the Common Share Consideration to be paid in respect of Shareholders who have elected or are deemed to have elected to receive consideration consisting of 0.5 Parentco Class B Exchangeable Preferred Shares or 0.5 Parentco Class D Redeemable Preferred Shares, as the case may be, and 13.00 Parentco Class A Redeemable Preferred Shares for each Share or NVE Share held by that Shareholder;

"Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

"Affiliate" means an affiliated body corporate within the meaning of section 2(2) of the Act;

"Agreement" means this amalgamation agreement, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this agreement;

2-1

"Amalco" means the corporation continuing as a result of the Amalgamation;

"Amalco Class A Preferred Shares" means the Class A Preferred Shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Amalco Common Shares" means the common shares of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Amalgamating Corporations" means the Corporation and Subco;

"Amalgamation" means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

"Brookfield Shares" means the common shares of Brookfield;

"Business Day" means any day other than a Saturday, Sunday or civic or statutory holiday in the City of Toronto, Ontario;

"Cash Option" means the Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting entirely of 27.83 Parentco Class A Redeemable Preferred Shares for each Share or NVE Share held by that Shareholder;

"Combined Option" means the Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting of a combination of Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be, and Parentco Class A Redeemable Preferred Shares, but does not include the Common Share Consideration to be paid pursuant to the $13/0.5 Brookfield Share Option;

"Common Share Consideration" means the consideration to be paid in respect of Shareholders (other than Subco and Dissenting Shareholders) whether it be Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares, as the case may be, or Parentco Class A Redeemable Preferred Shares or a combination thereof;

"Dissenting Shareholder" means a registered Shareholder or Preferred Shareholder who, in connection with the Special Resolution which approves and adopts this Agreement, has exercised the right to dissent pursuant to section 190 of the Act in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his or her Shares or Preferred Shares, as the case may be, in cash;

"Effective Date" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

"Eligible Shareholder" means a Shareholder who has not indicated in its Letter of Transmittal that it is a non-resident of Canada for the purposes of the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Suppl.);

"Exchange Time" means 5:00 p.m. on the Effective Date;

"Letter of Transmittal" means the appropriate letter of transmittal and election form accompanying the Corporation's management proxy circular dated May 22, 2003, to be completed by registered holders of Shares, NVE Shares and Preferred Shares;

"Meeting" means the annual and special meeting of Shareholders to be held on June 18, 2003 to conduct the Corporation's regular annual business and, among other things, to consider, and if deemed advisable, approve, with or without amendment, the Special Resolution which approves and adopts this Agreement and any adjournments thereof;

"Minority Shareholders" means all holders of Shares and NVE Shares other than Brookfield, Subco, Parentco and any other persons related to Brookfield, Subco or Parentco;

"NVE Shares" means the non-voting equity shares of the Corporation;

"NYSE" means the New York Stock Exchange;

"Paid-up Capital" means paid-up capital as defined in the Income Tax Act (Canada);

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"Parentco" means 4162862 Canada Limited, a subsidiary of Brookfield holding all of the outstanding shares of Subco;

"Parentco Class A Redeemable Preferred Shares" means the Class A Redeemable Preferred Shares in the capital of Parentco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Parentco Class B Exchangeable Preferred Shares" means the Class B Exchangeable Preferred Shares in the capital of Parentco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Parentco Class C Preferred Shares" means the Class C Preferred Shares in the capital of Parentco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Parentco Class D Redeemable Preferred Shares" means the Class D Redeemable Preferred Shares in the capital of Parentco having the rights, privileges, restrictions and conditions set forth in Schedule A;

"Preferred Shareholder" means a holder of Preferred Shares;

"Preferred Share Consideration" means the Parentco Class C Preferred Shares to be issued to Preferred Shareholders (other than Subco and Dissenting Shareholders) as consideration on the Amalgamation;

"Preferred Shares" means preferred shares of the Corporation, issued in series;

"Record Date" means May 15, 2003, the record date for the Meeting;

"Redemption Time" means 5:00 p.m. on the Effective Date;

"Share Option" means the Common Share Consideration to be paid in respect of Shareholders who have elected to receive consideration consisting entirely of 0.9386 Parentco Class B Exchangeable Preferred Shares or 0.9386 Parentco Class D Redeemable Preferred Shares, as the case may be, for each Share or NVE Share held by that Shareholder;

"Shareholder" means a holder of Shares or NVE Shares;

"Shares" means the common shares of the Corporation;

"Special Resolution" means the special resolution of the Shareholders and Preferred Shareholders concerning the Amalgamation to be considered at the Meeting;

"Subco" means 4162897 Canada Limited, a subsidiary of Parentco;

"Subco Common Shares" means the common shares of Subco;

"Subco Class A Preferred Shares" means the Class A preferred shares of Subco; and

"Transaction Consideration" means the Common Share Consideration and Preferred Share Consideration.

        Words and phrases used but not defined in this Agreement and defined in the Act shall have the same meaning in this Agreement as in the Act unless the context or subject matter otherwise requires.

2.     Agreement to Amalgamate

        The Amalgamating Corporations hereby agree to amalgamate as of the Effective Date and to continue as one corporation on the terms and conditions set out in this Agreement.

3.     Name

        Amalco shall have a numbered name and Parentco shall change its name to BPO Properties Ltd. following the Effective Date.

4.     Registered Office

        The registered office of Amalco shall be Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2V1.

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5.     Authorized Capital

        Amalco is authorized to issue an unlimited number of Amalco Common Shares and an unlimited number of Amalco Class A Preferred Shares. Parentco is authorized to issue an unlimited number of Parentco common shares, an unlimited number of Parentco Class A Redeemable Preferred Shares, an unlimited number of Parentco Class B Exchangeable Preferred Shares, an unlimited number of Parentco Class D Redeemable Preferred Shares and an unlimited number of Parentco Class C Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of Parentco shall be as described in Schedule A to this Agreement. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as described in Schedule B to this Agreement.

6.     Private Company Restrictions

        Effective immediately upon Brookfield, any one or more of its subsidiaries, or any combination thereof becoming the only holders of all of the securities of Amalco:

  (i)
  the right to transfer shares of Amalco shall be restricted in that no share shall be transferred except with the consent of the board of directors of Amalco, to be expressed either by a resolution passed at a meeting of the board of directors or by an instrument or instruments in writing signed by all the directors; and

  (ii)
  the number of shareholders of Amalco, exclusive of persons who are in its employment or the employment of an affiliate and exclusive of persons who, having been formerly in the employment of Amalco were, while in that employment, and have continued after the termination of that employment to be, shareholders of Amalco, shall be limited to not more than thirty-five. Two or more persons who are the joint registered owners of one or more shares shall be counted as one shareholder.

        Any invitation to the public to subscribe for securities of Amalco is prohibited. For the purposes hereof, the issuance of Amalco Class A Preferred Shares and Amalco Common Shares upon the Amalgamation shall not constitute an invitation to the public to subscribe for securities of Amalco.

7.     Restrictions on Business

        There shall be no restrictions on the business which Amalco is authorized to carry on.

8.     Number of Directors

        The board of directors of Amalco shall, until otherwise changed in accordance with the Act, consist of a minimum of one and a maximum of twelve directors. The number of directors of Amalco shall initially be four. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, provided that the number of additional directors shall be within the maximum and minimum number of directors as set out above and in the articles of Amalco, as amended from time to time.

9.     Initial Directors

        The first directors of Amalco shall be the persons whose names and residential addresses appear below:

Name	Municipality of Residence	Resident Canadian?
David D. Arthur	Toronto, Ontario	Yes
Richard B. Clark	New York, New York	No
Robert J. Harding	Toronto, Ontario	Yes
Steven J. Douglas	Mississauga, Ontario	Yes

        Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

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10.   By-Laws

        The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of the Corporation, except that the first year end of Amalco shall be December 31, 2003.

11.   Amalgamation

        On the Effective Date:

  (a)
  each issued and outstanding Share and NVE Share (other than those held by Dissenting Shareholders and Subco) will be exchanged, at the option of the holder (in respect of all that holder's Shares), for:

  (i)
  27.83 Parentco Class A Redeemable Preferred Shares;

  (ii)
  in the case of Shareholders who are Eligible Shareholders, 0.9386 Parentco Class B Exchangeable Preferred Shares, or in the case of Shareholders who are not Eligible Shareholders, 0.9386 Parentco Class D Redeemable Preferred Shares;

  (iii)
  a combination of Parentco Class A Redeemable Preferred Shares and a fraction of a Parentco Class B Exchangeable Preferred Share, in the case of Eligible Shareholders, or a fraction of a Parentco Class D Redeemable Preferred Share, in the case of Shareholders who are not Eligible Shareholders to be specified by the Shareholder, such that the total of:

  (A)
  the product of the fraction of a Parentco Class B Exchangeable Preferred Share or Parentco Class D Redeemable Preferred Share, as the case may be, and $29.65; and

  (B)
  the product of number of the Parentco Class A Redeemable Preferred Shares and $1,

      does not exceed $27.83; or

    (iv)
    13 Parentco Class A Redeemable Preferred Shares and 0.5 Parentco Class B Exchangeable Preferred Shares in the case of Eligible Shareholders, or 13 Parentco Class A Redeemable Preferred Shares and 0.5 Parentco Class D Redeemable Preferred Shares in the case of Shareholders who are not Eligible Shareholders;

  (b)
  each issued and outstanding Share, NVE Share and Preferred Share held by Subco will be cancelled;

  (c)
  each issued and outstanding Preferred Share of the Corporation (other than those held by Dissenting Shareholders and Subco) will be exchanged for one Parentco Class C Preferred Share as follows:

  (i)
  each issued and outstanding Preferred Share, series G will be exchanged for one Parentco Class C Preferred Share, series A,

  (ii)
  each issued and outstanding Preferred Share, series J will be exchanged for one Parentco Class C Preferred Share, series B,

  (iii)
  each issued and outstanding Preferred Share, series K will be exchanged for one Parentco Class C Preferred Share, series C,

  (iv)
  each issued and outstanding Preferred Share, series M will be exchanged for one Parentco Class C Preferred Share, series D, and

  (v)
  each issued and outstanding Preferred Share, series N will be exchanged for one Parentco Class C Preferred Share, series E;

  (d)
  each issued and outstanding Subco Common Share will be exchanged for one Amalco Common Share;

  (e)
  each issued and outstanding Subco Class A Preferred Share will be exchanged for one Amalco Class A Preferred Share; and

  (f)
  Dissenting Shareholders will be entitled to be paid the fair value of their Shares, NVE Shares or Preferred Shares, as the case may be.

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        Shareholders (other than Dissenting Shareholders and Subco) who fail to properly make an election prior to the close of business on June 25, 2003 as to the consideration to be received for their Shares shall be deemed to have elected to receive the $13/0.5 Brookfield Share Option. Any election made by a Shareholder must be made in respect of all Shares held by that Shareholder.

12.   Stated Capital Accounts

        The stated capital account in the records of Parentco shall be:

  (a)
  for the Parentco Class C Preferred Shares, series A, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series G immediately before the Amalgamation;

  (b)
  for the Parentco Class C Preferred Shares, series B, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series J immediately before the Amalgamation;

  (c)
  for the Parentco Class C Preferred Shares, series C, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series K immediately before the Amalgamation;

  (d)
  for the Parentco Class C Preferred Shares, series D, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series M immediately before the Amalgamation;

  (e)
  for the Parentco Class C Preferred Shares, series E, an amount equal to the aggregate amount of Paid-up Capital attributable to the Preferred Shares, series N immediately before the Amalgamation;

  (f)
  for the Parentco Class B Exchangeable Preferred Shares, $1;

  (g)
  for the Parentco Class A Redeemable Preferred Shares, an amount equal to the lesser of (i) an amount equal to the number of Parentco Class A Redeemable Preferred Shares issued on the Amalgamation multiplied by $1, and (ii) the amount, if any, by which the aggregate amount of Paid-up Capital attributable to the Shares and the NVE Shares immediately before the Amalgamation (other than those held by Subco and Dissenting Shareholders and those in respect of which cash is received in lieu of Parentco Class A Redeemable Preferred Shares) exceeds the amount allocated in accordance with (f) of this section; and

  (h)
  for the Parentco Class D Redeemable Preferred Shares, an amount equal to the lesser of (i) an amount equal to the number of Parentco Class D Redeemable Preferred Shares issued on the Amalgamation multiplied by the fair market value, as of the Redemption Time, of one Brookfield Share, and (ii) the amount, if any, by which the aggregate amount of Paid-up Capital attributable to the Shares and NVE Shares immediately before the Amalgamation (other than those held by Subco and Dissenting Shareholders and those in respect of which cash is received in lieu of fractional Parentco Class D Redeemable Preferred Shares) exceeds the amounts allocated in accordance with (f) and (g) of this section.

13.   Fractional Shares

        No fractional Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares will be issued to a Shareholder as part of the total Transaction Consideration. In lieu of fractional shares, a Shareholder who would otherwise receive a fractional share will receive a cash payment determined on the basis of $29.65 for each whole Parentco Class B Exchangeable Preferred Share, $29.65 for each whole Parentco Class D Redeemable Preferred Share and $1 for each whole Parentco Class A Redeemable Preferred Share.

14.   Share Certificates

        No certificates shall be issued in respect of the Parentco Class A Redeemable Preferred Shares or the Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares and such shares shall be evidenced by the certificates representing the Shares.

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15.   Contribution of Assets

        Each of the Corporation and Subco shall contribute to Amalco all its assets, subject to its liabilities, as such exist immediately before the date of the certificate of Amalgamation.

16.   Property of Amalco

        Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all the liabilities, contracts, disabilities and debts of each of the Corporation and Subco as such exist immediately before the date of the certificate of Amalgamation.

17.   Rights of Creditors

        All rights of creditors against property, rights and assets of each of the Corporation and Subco and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of each of the Corporation and Subco shall thenceforth attach to Amalco and may be enforced against it.

18.   General Conditions Precedent

        The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

  (a)
  this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by:

  (i)
  the holders of Subco Common Shares;

  (ii)
  not less than two-thirds of the votes cast by the holders of Shares and NVE Shares, voting together, and Preferred Shareholders, voting separately as a class, each class of shares voting separately, who, being entitled to do so, vote in person or by proxy at the Meeting in favour of the Special Resolution approving the Amalgamation in accordance with the provisions of the Act and in accordance with other applicable regulatory requirements; and

  (iii)
  the majority of the votes cast by Minority Shareholders who, being entitled to do so, vote in person or by proxy at the Meeting in favour of the Special Resolution approving the Amalgamation in accordance with the provisions of the Act and in accordance with other applicable regulatory requirements;

  (b)
  the Brookfield Shares and Parentco Class C Preferred Shares will be freely tradeable in each jurisdiction in Canada as of the Effective Date and the Brookfield Shares and Parentco Class C Preferred Shares, series A, B and D will have been conditionally approved for listing on or before the Effective Date by the TSX, and, in the case of the Brookfield Shares, the NYSE, subject to Parentco or Brookfield, as the case may be, filing the required documentation and otherwise fulfilling all of the requirements of each exchange;

  (c)
  all necessary governmental or regulatory approvals and consents in respect of the Amalgamation and the issuance of any Brookfield Shares shall have been obtained on terms satisfactory to Brookfield or any applicable governmental or regulatory waiting period shall have expired or been terminated; and

  (d)
  no action, suit or proceeding shall have been threatened or taken before or by any court or tribunal and no law shall be proposed or enacted nor there shall have occurred or been threatened a change (or any condition, event or development involving a prospective change) in the business, assets, capitalization, financial condition or prospects of the Corporation or any of its subsidiaries, which, in the sole judgment of Brookfield in any such case, might make it inadvisable for Brookfield to proceed with the Amalgamation.

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19.   Termination

        This Agreement may, prior to the issuance of a certificate of Amalgamation, be terminated with the consent of the board of directors of each of the Corporation, Parentco or Subco notwithstanding the approval thereof by the shareholders of the Corporation and Subco.

20.   Dissenting Shareholders

        Shares, NVE Shares and Preferred Shares which are held by a Dissenting Shareholder shall not be exchanged for Transaction Consideration. However, in the event that a Shareholder or Preferred Shareholder fails to perfect or effectively withdraws that Shareholder's or Preferred Shareholder's claim under section 190 of the Act or forfeits that Shareholder's or Preferred Shareholder's right to make a claim under section 190 of the Act or his or her rights as a Shareholder or a Preferred Shareholder are otherwise reinstated, each Share, NVE Share or Preferred Share held by that Shareholder or Preferred Shareholder, as the case may be, shall thereupon be deemed to have been exchanged as of the Effective Date for the $13/0.5 Brookfield Share Option or one Parentco Class C Preferred Share, as the case may be. Any Parentco Class A Redeemable Preferred Shares, Parentco Class B Exchangeable Preferred Shares or Parentco Class D Redeemable Preferred Shares that are issued to Dissenting Shareholders after the Redemption Time or Exchange Time, as the case may be, shall be immediately redeemed or exchanged, as the case may be.

21.   Filing of Documents

        Upon the shareholders of each of the Amalgamating Corporations approving this Agreement by special resolution in accordance with the Act and subject to the other provisions of this Agreement, the Amalgamating Corporations shall jointly file with the Registrar under the Act articles of amalgamation and such other documents as may be required.

22.   Governing Law

        This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

23.   Counterparts

        This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

24.   Entire Agreement

        This Agreement constitutes the entire agreement among the parties to this Agreement relating to the Amalgamation and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.

        IN WITNESS WHEREOF the parties have executed this Agreement.

BPO PROPERTIES LTD.	4162897 CANADA LIMITED
By:	By:
4162862 CANADA LIMITED
By:

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SCHEDULE A

TO APPENDIX 2

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

OF

PARENTCO SHARE CAPITAL

        The rights, privileges, restrictions and conditions attaching to the shares of Parentco shall be as follows:

Common Shares

A.
The common shares of Parentco shall have attached thereto the following rights, privileges, restrictions and conditions:

  Dividends

          Subject to the rights of the holders of any class of shares of Parentco entitled to receive dividends in priority to or rateably with the holders of the common shares, the holders of the common shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of Parentco out of the assets of Parentco properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

  Voting Rights

          The holders of the common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Parentco and shall be entitled to one vote in respect of each common share held at such meetings, except a meeting of holders of a particular class or series of shares other than the common shares who are entitled to vote separately as a class or series at such meeting.

  Liquidation, Dissolution or Winding-Up

          In the event of the liquidation, dissolution or winding-up of Parentco or any other distribution of the property or assets of Parentco among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of Parentco entitled to receive the property or assets of Parentco upon such distribution in priority to or rateably with the holders of the common shares, be entitled to receive the remaining property and assets of Parentco.

  Priority

          The common shares of Parentco shall rank junior to the Parentco Class A Redeemable Preferred Shares, the Parentco Class B Exchangeable Preferred Shares, the Parentco Class C Preferred Shares and the Parentco Class D Redeemable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Parentco Class A Redeemable Preferred Shares, the Parentco Class B Exchangeable Preferred Shares, the Parentco Class C Preferred Shares and the Parentco Class D Redeemable Preferred Shares.

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Parentco Class A Redeemable Preferred Shares

B.
The Parentco Class A Redeemable Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

  Redemption

          Parentco shall, subject to the requirements of the Act, as of 5 p.m. (Toronto time) on the day the amalgamation forming Amalco becomes effective (the "Time of Redemption"), redeem all of the Parentco Class A Redeemable Preferred Shares in accordance with the following provisions of this section. Except as hereinafter provided, no notice of redemption or other act or formality on the part of Parentco shall be required to call the Parentco Class A Redeemable Preferred Shares for redemption.

          At or before the Time of Redemption, Parentco shall deliver or cause to be delivered to CIBC Mellon Trust Company (the "Depositary") at its principal office in the City of Toronto $1.00 (the "Redemption Amount") in respect of each Parentco Class A Redeemable Preferred Share to be redeemed. Delivery of the aggregate Redemption Amount in such a manner shall be a full and complete discharge of Parentco's obligation to deliver the aggregate Redemption Amount to the holders of Parentco Class A Redeemable Preferred Shares.

          From and after the Time of Redemption, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Parentco Class A Redeemable Preferred Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Toronto of the certificates representing the common shares of Amalco's predecessor, BPO Properties Ltd., which were converted, at the election of the holder, into, Parentco Class A Redeemable Preferred Shares upon the amalgamation, the total Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Parentco Class A Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Amount therefor, provided that if satisfaction of the Redemption Amount for any Parentco Class A Redeemable Preferred Shares is not duly made by or on behalf of Parentco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected.

          From the Time of Redemption, the Parentco Class A Redeemable Preferred Shares in respect of which deposit of the Redemption Amount is made shall be deemed to be redeemed and cancelled, Parentco shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Amount to such holders of Parentco Class A Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Amount payable to them on presentation and surrender of the said certificates held by them respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Redemption Amount has not been fully satisfied in accordance with the provisions hereof within six years of the Time of Redemption, the Redemption Amount shall be forfeited to Parentco.

  Priority

          The Parentco Class A Redeemable Preferred Shares shall rank junior to Parentco Class C Preferred Shares and shall be entitled to a preference over the common shares of Parentco and over any other shares ranking junior to the Parentco Class A Redeemable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs. The Parentco Class A Redeemable Preferred Shares shall rank pari passu with the Parentco Class B Exchangeable Preferred Shares and Parentco Class D Redeemable Preferred Shares.

  Dividends

          The holders of the Parentco Class A Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.

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  Voting Rights

          Except as otherwise provided in the Canada Business Corporations Act, as amended (the "Act"), the holders of the Parentco Class A Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Parentco.

  Liquidation, Dissolution or Winding-Up

          In the event of the liquidation, dissolution or winding-up of Parentco or any other distribution of the property or assets of Parentco among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Parentco Class A Redeemable Preferred Shares upon satisfaction of the Redemption Amount in respect of each Parentco Class A Redeemable Preferred Share, the holders of Parentco Class A Redeemable Preferred Shares shall be entitled to receive, and Parentco shall pay to such holders, before any amount shall be paid or any property or assets of Parentco shall be distributed to the holders of common shares or any other class of shares ranking junior to the Parentco Class A Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Amount for each Parentco Class A Redeemable Preferred Share held by them respectively and no more. After payment to the holders of the Parentco Class A Redeemable Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of Parentco.

Parentco Class B Exchangeable Preferred Shares

C.
The Parentco Class B Exchangeable Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Automatic Exchange for Common Shares of Brookfield Properties Corporation ("Brookfield")

          At 5:00 p.m. on the effective date of the amalgamation of BPO Properties Ltd. and 4162897 Canada Limited (the "Time of Exchange"), each Parentco Class B Exchangeable Preferred Share will be automatically exchanged with Brookfield for one common share of Brookfield (a "Brookfield Share") (the "Exchange Amount").

          No notice or other act or formality shall be required for the automatic exchange of the Parentco Class B Exchangeable Preferred Shares to take place.

          From and after the Time of Exchange, the Depositary shall deliver or cause to be delivered to the order of the respective holders of the Parentco Class B Exchangeable Preferred Shares, on presentation and surrender at the principal office of the Depositary in the City of Toronto of the certificates representing the common shares or non-voting equity shares of BPO Properties Ltd. which were exchanged for Parentco Class B Exchangeable Preferred Shares, the total Brookfield Shares deliverable to such holders.

          In the event that Parentco should issue any Class B Exchangeable Preferred Shares subsequent to the Time of Exchange, such shares shall be exchanged with Brookfield for the Exchange Amount immediately.

2.     Automatic Conversion into Common Shares

          On the day following the exchange of a Parentco Class B Exchangeable Preferred Share for a Brookfield Share, such exchanged Parentco Class B Exchangeable Preferred Share shall be automatically converted into that number of common shares of Parentco with a fair market value equal to the fair market value of the Parentco Class B Exchangeable Preferred Share.

3.     Priority

          The Parentco Class B Exchangeable Preferred Shares shall rank junior to Parentco Class C Preferred Shares and shall be entitled to a preference over the common shares of Parentco and over any other shares ranking junior to the Parentco Class B Exchangeable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of

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  Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs. The Parentco Class B Exchangeable Preferred Shares shall rank pari passu with the Parentco Class A Redeemable Preferred Shares and Parentco Class D Redeemable Preferred Shares.

4.     Dividends

          The holders of the Parentco Class B Exchangeable Preferred Shares shall not be entitled to receive any dividends thereon.

5.     Voting Rights

          Except as otherwise provided in the Act, the holders of the Parentco Class B Exchangeable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Parentco.

6.     Liquidation, Dissolution or Winding-Up

          In the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or in the event of any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs, the holders of Parentco Class B Exchangeable Preferred Shares shall be entitled to receive from the assets of Parentco an amount equal to the Exchange Amount of the Parentco Class B Exchangeable Preferred Shares held by them respectively, to the date of the liquidation, dissolution, winding-up or other distribution, before any amount shall be paid by Parentco or any assets of Parentco shall be distributed to holders of the Class D Redeemable Preferred Shares or Common Shares or any shares of any other class of shares of Parentco ranking junior to the Parentco Class B Exchangeable Preferred Shares. After payment to the holders of the Parentco Class B Exchangeable Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

7.     Amendment With Approval of Holders of the Parentco Class B Exchangeable Preferred Shares

          The rights, privileges, restrictions and conditions attached to the Parentco Class B Exchangeable Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Parentco Class B Exchangeable Preferred Shares given as hereinafter specified.

8.     Approval of Holders of the Parentco Class B Exchangeable Preferred Shares

          The approval of the holders of the Parentco Class B Exchangeable Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Parentco Class B Exchangeable Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Parentco Class B Exchangeable Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of Parentco Class B Exchangeable Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Parentco Class B Exchangeable Preferred Shares duly called for that purpose.

          The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Parentco with respect to meetings of shareholders, or if not so prescribed, as required by the Canada Business Corporations Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Parentco Class B Exchangeable Preferred Shares as a class, each holder of Parentco Class B Exchangeable Preferred Shares entitled to vote thereat shall have one vote in respect of each Parentco Class B Exchangeable Preferred Share held.

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9.     Notices

          Any notice, cheque, notice of redemption or other communication from Parentco herein provided for shall be either sent to the holders of the Parentco Class B Exchangeable Preferred Shares by first class mail, postage prepaid, or delivered by hand to such holders, at their respective addresses appearing on the securities register of Parentco or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to Parentco. Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Parentco Class B Exchangeable Preferred Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Parentco Class B Exchangeable Preferred Shares herein provided for shall be either sent to Parentco by first class mail, postage prepaid, or delivered by hand to Parentco at its registered office.

Parentco Class C Preferred Shares

D.
The Parentco Class C Preferred Shares, as a class, shall be designated as Parentco Class C Preferred Shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Issue in Series

        The Class C Preferred Shares may at any time and from time to time be issued in one or more series, in accordance with and subject to the provisions of the laws governing Parentco, as now existing or hereafter amended (such laws being herein referred to as the "Act"). The board of directors of Parentco shall, subject to the provisions of the Act, the provisions herein contained and to any conditions attaching to any outstanding series of Class C Preferred Shares, by resolution duly passed before the issue of any Class C Preferred Shares of any series, fix the number of shares in and determine the designation, rights, privileges, restrictions and conditions to be attached to the Class C Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, voting rights (if any), the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, the consideration for which the Class C Preferred Shares of such series are to be issued, the consideration for and the terms and conditions of any purchase for cancellation or redemption thereof, conversion rights (if any), the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on or any repayment of capital in respect of any shares ranking junior to the Class C Preferred Shares.

2.     Priority

        So long as any Class C Preferred Shares are outstanding, the Class C Preferred Shares of each series shall rank both as regards to dividends and return of capital in priority to the common shares, the Class A Redeemable Preferred Shares, the Class B Exchangeable Preferred Shares, the Class D Redeemable Preferred Shares and over any other shares ranking junior to the Class C Preferred Shares and the Class C Preferred Shares of each series may also be given such other preferences over the Common Shares, the Class A Redeemable Preferred Shares, the Class B Exchangeable Preferred Shares, the Class D Redeemable Preferred Shares and any other shares ranking junior to the Class C Preferred Shares as may be determined as to the respective series authorized to be issued. The priority, in the case of cumulative dividends, shall be with respect to all prior completed periods in respect of which such dividends were payable plus such further amounts, if any, as may be specified in the provisions attaching to a particular series, and, in the case of non-cumulative dividends, shall be with respect to all dividends declared and unpaid.

3.     Series to Rank Equally

        The Class C Preferred Shares of each series shall rank on a parity with the Class C Preferred Shares of every other series with respect to priority in payment of dividends and return of capital.

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4.     Dividends

        The holders of the Class C Preferred Shares of each series shall be entitled to receive and Parentco shall pay thereon as and when declared by the board of directors out of the moneys or property of Parentco properly applicable to the payment of dividends, dividends in the amounts specified or determinable in accordance with the provisions of such series and such dividends may be cumulative or non-cumulative and payable in cash (including a foreign currency) or by way of a stock dividend or in any other lawful manner. Dividends which are cumulative, shall accrue from the date of issue of the Class C Preferred Shares. In the case of dividends payable in cash, cheques of Parentco or its dividend paying agent payable at par at any branch of Parentco's bankers for the time being in Canada shall be issued for the amount of such dividends less any tax required to be deducted. Dividend cheques shall be forwarded to each holder of Class C Preferred Shares in accordance with the by-laws of Parentco. In the case of dividends payable in cash, the forwarding of such a cheque to a holder of Class C Preferred Shares shall be a full and complete discharge of Parentco's obligation to pay such dividend to such holder. In the case of dividends which are cumulative, if on any date for the payment of any dividend on the Class C Preferred Shares of any series, the dividend payable on such date is not paid in full on all the Class C Preferred Shares of such series then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the board of directors of Parentco on which Parentco shall have sufficient moneys or property properly applicable to the payment of the same. The holders of the Class C Preferred Shares of any series shall not be entitled to any dividend other than or in excess of those expressly provided for in the preferences, rights, conditions, restrictions, limitations or prohibitions attached to the Class C Preferred Shares of such series.

5.     Priority on Liquidation, Dissolution or Winding-Up

        In the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding-up its affairs, before any amount shall be paid to or any assets distributed among the holders of the Common Shares, the Class A Redeemable Preferred Shares, the Class B Exchangeable Preferred Shares, the Class D Redeemable Preferred Shares or shares of any other class of Parentco ranking junior to the Class C Preferred Shares, the holder of a Class C Preferred Share of a series, shall be entitled to receive to the extent provided for with respect to such Class C Preferred Share by such series, (i) an amount equal to the amount paid up thereon, (ii) such premium, if any, as has been provided for with respect to the Class C Preferred Shares of such series, and (iii) all unpaid cumulative dividends, if any, on such Class C Preferred Share (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution) and, in the case of non-cumulative Class C Preferred Shares, all declared and unpaid non-cumulative dividends. After payment to the holders of the Class C Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of Parentco.

6.     Creation and Issue of Additional Preferred Shares

        Parentco shall not, without the prior approval of the holders of the Class C Preferred Shares as a class given as hereinafter specified, (i) create or issue any shares ranking in priority to the Class C Preferred Shares or (ii) create or issue any additional series of Class C Preferred Shares or any shares ranking pari passu with the Class C Preferred Shares unless at the date of such creation or issuance all cumulative dividends up to and including the last completed period for which such cumulative dividends shall be payable, shall have been declared and paid or set apart for payment in respect to each series of cumulative Class C Preferred Shares then issued and outstanding, and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative Class C Preferred Shares then issued and outstanding.

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7.     Approval of Preferred Shareholders

        The approval of the holders of Class C Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Class C Preferred Shares or by a resolution passed by at least two-thirds of the votes cast at a general meeting of the holders of Class C Preferred Shares duly called for that purpose, in accordance with the provisions of Section 8 hereof.

8.     Amendment

        Any Special Resolution to amend the Articles of Parentco to delete or vary any right, privilege, restriction or condition attaching to the Class C Preferred Shares as a class shall not be effective until it has been confirmed in writing by the holders of not less than all of the Class C Preferred Shares for the time being outstanding or by at least two-thirds of the votes cast at a meeting of the holders of the Class C Preferred Shares duly called for that purpose and held upon at least 21 days' notice at which the holders of at least 10% of the outstanding Class C Preferred Shares are present in person or represented by proxy. The formalities to be observed in respect of the giving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the Act and the by-laws of Parentco with respect to meetings of shareholders. On every poll taken at a meeting of Class C Preferred Shareholders every holder of Class C Preferred Shares shall be entitled to one vote in respect of each $1.00 of the issue price of each Class C Preferred Share held by him.

Parentco Class C Preferred Shares, Series A

        The first series of Class C Preferred Shares shall consist of 1,805,489 shares designated "Cumulative Redeemable Preferred Shares Series A" (the "Series A Preferred Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Dividends

  1.1
  The holders of the Series A Preferred Shares shall be entitled to receive, as and when declared by the Board of Directors of Parentco out of moneys of Parentco properly applicable to the payment of dividends, cumulative, preferential cash dividends payable quarterly (the "Quarterly Dividends") on the 14th day of each of the months of February, May, August and November in each year (the "Dividend Payment Dates") in respect of the period from and including the immediately preceding Dividend Payment Date to but excluding the next succeeding Dividend Payment Date, in an amount per Series A Preferred Share equal to the amount obtained when the Quarterly Dividend Rate is multiplied by $25.00.

  1.2
  In any case where dividends are payable for a period (the "Dividend Payment Period") that ends on a date other than the day immediately preceding a Dividend Payment Date, dividends shall be paid in the amount per Series A Preferred Share obtained when

  (i)
  $25.00 multiplied by the Quarterly Dividend Rate which would be used to calculate the Quarterly Dividend payable on the next succeeding Dividend Payment Date is multiplied by

    (ii)
    the number of days in such Dividend Payment Period divided by 365.

  1.3
  For the purpose of this clause 1:

  (i)
  "Quarterly Dividend Rate" means one-quarter of seventy percent (70%) of the Average Prime Rate in effect on each day during the three month period ending on the 13th day of the calendar month which is three months prior to the month during which the Dividend Payment Date for which the determination is being made falls.

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    (ii)
    "Banks" means The Toronto-Dominion Bank, Bank of Montreal, The Royal Bank of Canada, Canadian Imperial Bank of Commerce and Bank of Nova Scotia collectively, and the term "Bank" means one of the Banks and, for the purposes of this definition, "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

    (iii)
    "Daily Prime Rate" means, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

    (iv)
    "Average Daily Prime Rate" means, for any day, the arithmetic average, rounded to the nearest one-one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on any day there shall be no Daily Prime Rate for some (but not all) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other or others of the Banks having a Daily Prime Rate and further provided that if on any day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.50% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding such day.

    (v)
    "Average Prime Rate" means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

    (vi)
    Dividends shall accrue on a day-to-day basis.

  1.4
  Payment of any dividends may be made by cheque of Parentco or its paying agent and such payment shall be a full and complete discharge of Parentco's obligation to pay the dividends unless the cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable may be reclaimed and used by Parentco for its own purposes.

2.     Information and Voting Rights

        The holders of Series A Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate eight Quarterly Dividends on the Series A Preferred Shares in which case, and so long thereafter as any dividends on the Series A Preferred Shares continue to be in arrears, the holders of the Series A Preferred Shares shall be entitled to receive notice of and to attend all meetings of the holders of any other class or series of shares of Parentco held separately as a class or series (other than the Class C Preferred Shares or Series A Preferred Shares), but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco and for such purpose the holders of the Series A Preferred Shares shall have one vote for each $1.00 of the issue price of each Series A Preferred Share held.

        Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of the Series A Preferred Shares as provided in this clause, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such general meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series A

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Preferred Shares and, in default of the calling of such general meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series A Preferred Shares.

        Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this clause may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares but if there be no such remaining director the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series A Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

        Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding and the vacancies thereby created may be filled by the remaining directors of Parentco.

3.     Purchase for Cancellation

        Subject to the provisions of the Canada Business Corporations Act and other laws governing Parentco, as now existing or hereafter amended (such laws being hereinafter referred to as the "Act") and the articles of Parentco, Parentco may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series A Preferred Shares either on the open market (including through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders to all the holders of record of Series A Preferred Shares outstanding or in any other manner, at the lowest price or prices at which, in the opinion of the directors of Parentco, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of purchase, and the costs of purchase.

        In the case of a purchase of Series A Preferred Shares by tender, Parentco shall give notice of its intention to invite tenders to all the holders of the Series A Preferred Shares by giving notice of such invitation to each holder of Series A Preferred Shares in accordance with the provisions from time to time of the by-laws of Parentco respecting notice to shareholders. If upon any invitation for tenders under the provisions of this clause 3, Parentco shall receive tenders of Series A Preferred Shares at the same price, which shares, when added to any Series A Preferred Shares tendered at a lower price or prices, aggregate a number greater than the number for which Parentco is prepared to accept tenders, the Series A Preferred Shares so tendered at the same price, which Parentco determines to purchase shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series A Preferred Shares so tendered at such same price by each of the holders of Series A Preferred Shares who submitted tenders at such price. Any Series A Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series A Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

4.     Redemption at the Option of Parentco

        Subject to the provisions of the Act and the articles of Parentco, Parentco may, upon giving notice as hereinafter provided, redeem the whole or from time to time any part of the then outstanding Series A Preferred Shares on payment for each share to be redeemed of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, which, for greater certainty, shall include dividends calculated in accordance with clause 1 hereof during the period from and including the immediately preceding Dividend Payment Date to but

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excluding the date fixed for redemption (the whole constituting and being herein referred to as the "Redemption Price"). If Parentco desires to redeem only part of the Series A Preferred Shares, the Series A Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of Parentco may determine or pro rata disregarding fractions.

        Any Series A Preferred Shares which are so redeemed shall be cancelled and not reissued.

5.     Manner of Redemption

        In the case of any redemption of Series A Preferred Shares pursuant to clause 4 hereof, Parentco shall, at least 30 days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series A Preferred Shares to be redeemed, of the intention of Parentco to redeem such Series A Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series A Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of Parentco, or the address of such holder last known to Parentco, provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the date (the "Redemption Date") on which the redemption is to take place, the Redemption Price and, unless all the Series A Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series A Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to the holders of the Series A Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series A Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent and such payment shall be a full and complete discharge of Parentco's obligation to pay the Redemption Price owed to the holders of Series A Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series A Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series A Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of Parentco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series A Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

        Parentco shall have the right, at any time after giving notice of its intention to redeem any Series A Preferred Shares, to deposit the aggregate Redemption Price of the Series A Preferred Shares so called for redemption or of such of the Series A Preferred Shares represented by certificates as have not, at the date of such deposit, been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series A Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series A Preferred Shares. Upon such deposit being made, the rights of the holders of the Series A Preferred Shares in respect whereof such deposit shall have been made, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series A Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by Parentco for its own purposes.

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6.     Restrictions on Dividends, Retirement and Issue of Shares

        As long as any Series A Preferred Shares are outstanding, Parentco shall not, without prior approval of the holders of such outstanding Series A Preferred Shares given in the manner hereinafter specified:

  (a)
  declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior to the Series A Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series A Preferred Shares); or

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series A Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of Parentco ranking as to capital junior to the Series A Preferred Shares; or

  (c)
  redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series A Preferred Shares; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital pari passu with the Series A Preferred Shares; or

  (e)
  issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class C Preferred Shares;

        unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the Quarterly Dividend payable on the immediately preceding Dividend Payment Date, shall have been declared and paid or set apart for payment on the Series A Preferred Shares and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all outstanding Class C Preferred Shares and all other shares ranking as to dividends prior to or pari passu with the Series A Preferred Shares.

7.     Liquidation, Dissolution and Winding-Up

        In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series A Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon to but excluding the date of payment, before any amount shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series A Preferred Shares. Upon payment to the holders of the Series A Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

8.     Interpretation

        In the event that any date on which any dividend on Series A Preferred Shares is payable by Parentco, or on or by which any other action is required to be taken by Parentco hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

        For the purposes of these share provisions, "Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which Parentco's registered office is located.

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        In the event of the non-receipt of a cheque by the holder of Series A Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

9.     Mail Service Disruption

        If the directors of Parentco determine that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series A Preferred Share, whether in connection with the redemption of such share or otherwise, Parentco may, notwithstanding the provisions hereof:

  (a)
  give such notice by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

  (b)
  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the directors of Parentco determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that Parentco is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10.   Amendment

        The provisions contained in clauses 1 to 11 inclusive (including this clause) attaching to the Series A Preferred Shares or any of them may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series A Preferred Shares given in accordance with clause 11 hereof, in addition to any vote, authorization, confirmation or approval required by the Act.

11.   Approval of Holders of Series A Preferred Shares

        The approval of the holders of Series A Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series A Preferred Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Series A Preferred Shares duly called for that purpose and held in accordance with the provisions of clause 8 of the provisions attaching to the Class C Preferred Shares as a class, mutatis mutandis, with Series A Preferred Shares having one vote for such purposes for each $1.00 of the issue price of each Series A Preferred Share held.

Parentco Class C Preferred Shares, Series B

        The second series of Class C Preferred Shares shall consist of 3,816,527 shares designated "$25.00 Floating Rate Cumulative Redeemable Preferred Shares Series B" (the "Series B Preferred Shares") and, in addition to

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the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Dividends

  1.1
  The holders of the Series B Preferred Shares shall be entitled to receive, as and when declared by the Board of Directors of Parentco, out of moneys of Parentco properly applicable to the payment of dividends, cumulative, preferential cash dividends payable quarterly (the "Quarterly Dividends") on the 14th day of each of the months of February, May, August and November in each year (the "Dividend Payment Dates") in respect of the period from and including the immediately preceding Dividend Payment Date to but excluding the next succeeding Dividend Payment Date in an amount per Series B Preferred Share calculated in accordance with clause 1.2 hereof.

  Dividends shall accrue on a day-to-day basis.

  1.2
  The Quarterly Dividend to be paid per Series B Preferred Share on any Dividend Payment Date shall be the amount obtained when the Quarterly Dividend Rate is multiplied by $25.00.

    For the purpose of the calculation of Quarterly Dividends on the Series B Preferred Shares on any Dividend Payment Date:

    (i)
    "Quarterly Dividend Rate" means one-quarter of seventy percent (70%) of the Average Prime Rate for the three calendar months ending on the last day of the calendar quarter prior to the month during which the Dividend Payment Date for which the determination is being made falls.

    (ii)
    "Banks" means The Toronto-Dominion Bank and Bank of Montreal collectively, and the term "Bank" means one of the Banks and, for the purposes of this definition, "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

    (iii)
    "Daily Prime Rate" means, for either Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

    (iv)
    "Average Daily Prime Rate" means, for any day, the arithmetic average, rounded to the nearest one-one-hundredth of one percent (0.01%), of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one (but not both) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other of such Banks, and further provided that, if on such day there shall be no Daily Prime Rate for either of the Banks, the Average Daily Prime Rate for such day shall be 1.50% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding such day.

    (v)
    "Average Prime Rate" means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

    In any case where dividends are payable for a period (the "Dividend Payment Period") that ends on a date other than the day immediately preceding a Dividend Payment Date, dividends shall be paid in the amount per Series B Preferred Share obtained when

    (i)
    $25.00 multiplied by seventy percent (70%) of the Average Prime Rate for the period of ninety days ending on a date which is 45 days before the end of such Dividend Payment Period,

    is multiplied by

    (ii)
    the number of days in such Dividend Payment Period divided by 365.

  1.3
  Payment of any dividends may be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the dividends unless the cheque is

2-21

    not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable, may be reclaimed and used by Parentco for its own purposes.

2.     Information and Voting Rights

        The holders of the Series B Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate eight Quarterly Dividends on the Series B Preferred Shares, in which case, and so long thereafter as any dividends on the Series B Preferred Shares continue to be in arrears, the holders of the Series B Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Parentco other than any meetings of the holders of any other class or series of shares of Parentco held separately as a class or series but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco, and, for such purpose, the holders of the Series B Preferred Shares shall have one vote for each $1.00 of the issue price of each Series B Preferred Share held.

        Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of the Series B Preferred Shares as provided in this clause, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such general meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series B Preferred Shares, and in default of the calling of such general meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series B Preferred Shares.

        Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this clause may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares but if there be no such remaining director the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series B Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares, and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

        Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding and the vacancies thereby created may be filled by the remaining directors of Parentco.

3.     Purchase for Cancellation

        Subject to the provisions of the Canada Business Corporations Act and other laws governing Parentco, as now existing or hereafter amended (such laws being hereinafter referred to as the "Act") and the articles of Parentco, Parentco may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series B Preferred Shares either on the open market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders to all the holders of record of Series B Preferred Shares outstanding or in any other manner, at the lowest

2-22

price or prices at which, in the opinion of the directors of Parentco, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of purchase, and the costs of purchase.

        In the case of purchase of Series B Preferred Shares by tender, Parentco shall give notice of its intention to invite tenders to all the holders of the Series B Preferred Shares by giving notice of such invitation to each holder of Series B Preferred Shares in accordance with the provisions from time to time of the by-laws of Parentco respecting notice to shareholders. If upon any invitation for tenders under the provisions of this clause 3, Parentco shall receive tenders of Series B Preferred Shares at the same price, which shares when added to any Series B Preferred Shares tendered at a lower price or prices, aggregate a number greater than the number for which Parentco is prepared to accept tenders, the Series B Preferred Shares so tendered at the same price, which Parentco determines to purchase, shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series B Preferred Shares so tendered by each of the holders of Series B Preferred Shares who submitted tenders at such price. Any Series B Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series B Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

4.     Redemption at the Option of Parentco

        Subject to the provisions of the Act and the Articles of Parentco, Parentco may, upon giving notice as hereinafter provided, redeem the whole or from time to time any part of the then outstanding Series B Preferred Shares on payment for each share to be redeemed, of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, which, for greater certainty, shall include dividends calculated in accordance with clause 1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the "Redemption Price"). If Parentco desires to redeem only part of the Series B Preferred Shares, the Series B Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of Parentco may determine or pro rata disregarding fractions.

        Any Series B Preferred Shares which are so redeemed shall be cancelled and not reissued.

5.     Manner of Redemption

        In the case of any redemption of Series B Preferred Shares pursuant to clause 4 hereof, Parentco shall, at least 30 days before the date specified for redemption, give notice in writing to each person who, at the date of the giving of such notice, is the registered holder of Series B Preferred Shares to be redeemed, of the intention of Parentco to redeem such Series B Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series B Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of Parentco, or in the event of the address of such holder not so appearing, then to the address of such holder last known to Parentco, provided however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the date (the "Redemption Date") on which the redemption is to take place, the Redemption Price and, unless all the Series B Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series B Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to the holders of the Series B Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series B Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of

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Parentco's obligation to pay the Redemption Price owed to the holders of Series B Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series B Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series B Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that, if payment of such Redemption Price is not duly made by or on behalf of Parentco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series B Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

        Parentco shall have the right, at any time after giving notice of its intention to redeem any Series B Preferred Shares, to deposit the aggregate Redemption Price of the Series B Preferred Shares so called for redemption or of such of the Series B Preferred Shares represented by certificates as have not, at the date of such deposit, been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series B Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series B Preferred Shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series B Preferred Shares in respect whereof such deposit shall have been made, shall be and shall be deemed to be redeemed, and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series B Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by Parentco for its own purposes.

6.     Restrictions on Dividends, Retirement and Issue of Shares

        Subject to the provisions of the Act, as long as any Series B Preferred Shares are outstanding, Parentco shall not, without prior approval of the holders of such outstanding Series B Preferred Shares given in the manner hereinafter specified:

  (a)
  declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior to the Series B Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series B Preferred Shares); or

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series B Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of Parentco ranking as to capital junior to the Series B Preferred Shares; or

  (c)
  redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series B Preferred Shares; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital pari passu with the Series B Preferred Shares; or

  (e)
  issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class C Preferred Shares;

        unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative

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dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series B Preferred Shares, and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or pari passu with the Series B Preferred Shares.

7.     Liquidation, Dissolution and Winding-Up

        In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series B Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of payment before any amount shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series B Preferred Shares. Upon payment to the holders of the Series B Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

8.     Interpretation

        In the event that any date on which any dividend on Series B Preferred Shares is payable by Parentco, or on or by which any other action is required to be taken by Parentco hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

        For the purposes of these share provisions, "Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which Parentco's registered office is located.

        In the event of the non-receipt of a cheque by the holder of Series B Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

9.     Mail Service Disruption

        If the directors of Parentco determine that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series B Preferred Share, whether in connection with the redemption of such share or otherwise, Parentco may, notwithstanding the provisions hereof:

  (a)
  give such notice by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal, and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

  (b)
  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent for the Series B Preferred Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that, as soon as the directors of Parentco determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that Parentco is required to mail such share certificate, such mailing shall be made by prepaid

2-25

    mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

10.   Amendment

        The provisions contained in clauses 1 to 11 both inclusive (including this clause) attaching to the Series B Preferred Shares, or any of them, may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series B Preferred Shares given in accordance with clause 11 hereof, in addition to any vote, authorization, confirmation or approval required by the Act.

11.   Approval of Holders of Series B Preferred Shares

  11.1
  The approval of the holders of Series B Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series B Preferred Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Series B Preferred Shares duly called for that purpose and held in accordance with the provisions of clause 8 of the provisions attaching to the Class C Preferred Shares as a class, mutatis mutandis, with Series B Preferred Shares having one vote for such purpose for each $1.00 of the issue price of each Series B Preferred Share held.

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Parentco Class C Preferred Shares, Series C

PART I

        All terms used in Part I of this Schedule which are defined in Part II of this Schedule have the meaning in Part I of this Schedule ascribed thereto in Part II of this Schedule.

        The third series of Class C Preferred Shares of Parentco shall consist of 300 shares designated "Cumulative Redeemable Preferred Shares Series C" (the "Series C Preferred Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Dividends

  (a)
  In this Schedule:

  (i)
  "Dividend Payment Date" means the Thursday following the third Wednesday of each month, except that if such Thursday is not a Business Day, the Dividend Payment Date will be the first Business Day following such Thursday;

  (ii)
  "Dividend Period" means the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date;

  (iii)
  "Dividend Rate" means the Current Dividend Rate determined in an Auction of the Series C Preferred Shares conducted on the Business Day next preceding the commencement of each Dividend Period, as contemplated in Part II hereof; provided that, if Parentco fails to pay the full amount of any dividend when due (whether or not declared) or fails to redeem any Series C Preferred Shares after it has given notice of redemption in respect thereof (A) for any reason except as a result of an accidental or inadvertent error or omission on the part of Parentco or the Trust Company, or (B) as a result of an accidental or inadvertent error or omission on the part of Parentco or the Trust Company which is not remedied within three Business Days from the applicable Dividend Payment Date or Redemption Date (as defined in Article 3 of this Part), as the case may be, the Dividend Rate will no longer be based on the results of an Auction and will be, during each subsequent Dividend Period, a rate per annum equal to the Bankers' Acceptance Rate in effect on the Business Day next preceding the commencement of such Dividend Period plus 0.40%.

  (b)
  Except as otherwise provided in Article 1(c) of this Part, the holders of the Series C Preferred Shares shall be entitled to receive, as and when declared by the Board of Directors of Parentco, out of moneys of Parentco properly applicable to the payment of dividends, cumulative, preferential cash dividends in the amount per share determined from time to time in accordance with the provisions of Article 1(d) of this Part to be paid on a Dividend Payment Date. Except as otherwise provided in Article 1(c) of this Part, the dividends on Series C Preferred Shares shall accrue from and include the original date of issue of Series C Preferred Shares or accrue from and include the last Dividend Payment Date in respect of which dividends have been paid or made available for payment, whichever is later.

  Parentco shall pay to, or cause to be paid to, or to the order of, the holders of Series C Preferred Shares as they appear on the securities register of Parentco on the Business Day next preceding the applicable Dividend Payment Date, dividends on such shares by cheques drawn on a Canadian chartered bank and payable at par at any branch of such bank in Canada unless any such holder requests, by notice in writing received by Parentco or the Trust Company no less than seven (7) Business Days prior to a Dividend Payment Date, to receive payment of all such dividends by wire transfer, and provides in such notice an account number at a specified branch in Canada of a Canadian chartered bank to which Parentco may cause such dividends to be wire transferred. In such a case, Parentco shall instruct its bankers, or cause instructions to be given to a Canadian chartered bank, to wire transfer the amount of all such dividends to the account designated by each such holder in his notice to Parentco or the Trust Company. Any such notification by a registered holder shall remain in effect until such registered holder ceases to be a registered holder, or until cancelled or superseded by

2-27

    subsequent notice in writing received by Parentco or the Trust Company no less than seven (7) Business Days prior to a Dividend Payment Date.

    The delivery or mailing of such cheques, or the receipt of a confirmation from a Canadian chartered bank that such bank has carried out instructions with respect to the wire transfer of the amount of any such dividend, by Parentco or the Trust Company, shall be a full and complete discharge of Parentco's obligation to pay the dividends unless, in the case of payment by cheque, the cheque is not honoured when presented for payment.

    Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable, may be reclaimed and used by Parentco for its own purposes.

  (c)
  In the event Parentco exercises its option to redeem any of the Series C Preferred Shares pursuant to Article 3 of this Part, the Board of Directors of Parentco may declare (i) on all Series C Preferred Shares, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share calculated (in accordance with Article 1(d) of this Part) to the Redemption Date (as defined in Article 3 of this Part) to be paid on such Redemption Date or on such other date as may be determined in accordance with Article 3 of this Part, and (ii) on the Series C Preferred Shares which are not to be redeemed as a result of Parentco exercising its option to redeem any of the Series C Preferred Shares pursuant to Article 3 of this Part, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share calculated (in accordance with Article 1(d) of this Part) from and including the Redemption Date to but excluding the next succeeding Dividend Payment Date, to be paid on such next succeeding Dividend Payment Date. In such event, the provisions of Article 1(b) and Article 3 of this Part, to the extent applicable, shall apply mutatis mutandis to the payment of any such dividend unless otherwise inconsistent.

  (d)
  The amount of the dividend payable on each outstanding Series C Preferred Share shall be the amount (rounded to the nearest cent) equal to the product of (1) $500,000, (2) the Dividend Rate for the applicable Dividend Period, and (3) the number of days in such Dividend Period, all divided by 365.

  Subject to the foregoing, for purposes of calculating an amount measured by reference to accrued and unpaid dividends,

  (i)
  the amount of any accrued and unpaid dividend in respect of any Series C Preferred Shares from the next preceding Dividend Payment Date to any particular date shall be the amount (rounded to the nearest cent) equal to the product of (1) $500,000, (2) the Dividend Rate for the applicable Dividend Period had such Dividend Period not been interrupted by a particular date, and (3) the number of days from and including the next preceding Dividend Payment Date to but excluding such particular date, all divided by 365; and

  (ii)
  the amount of any accrued and unpaid dividend in respect of any Series C Preferred Shares from the Redemption Date to the next succeeding Dividend Payment Date shall be the amount (rounded to the nearest cent) equal to the product of (1) $500,000, (2) the Dividend Rate for what would otherwise have been the applicable Dividend Period had Parentco not exercised its option to redeem the Series C Preferred Shares pursuant to Article 3 of this Part, and (3) the number of days from and including the Redemption Date to but excluding the next succeeding Dividend Payment Date, all divided by 365.

2.     Information and Voting Rights

  The holders of the Series C Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate twenty-four dividends on the Series C Preferred Shares, whether consecutive or not, in which case, and so long thereafter as any dividends on the Series C Preferred Shares continue to be in arrears, the holders of the Series C Preferred

2-28

  Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Parentco other than any meetings of the holders of any other class or series of shares of Parentco held separately as a class or series (other than the Class C Preferred Shares or Series C Preferred Shares), but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco, and, for such purpose, the holders of the Series C Preferred Shares shall have one vote for each $1.00 of the issue price of each Series C Preferred Share held.

  Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of the Series C Preferred Shares as provided in this Article 2 of this Part, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such general meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series C Preferred Shares and, in default of the calling of such general meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series C Preferred Shares.

  Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this Article 2 of this Part may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares, but if there be no such remaining director, the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series C Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares, and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

  Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding, and the vacancies thereby created may be filled by the remaining directors of Parentco.

3.     Redemption at the Option of Parentco

  (a)
  Subject to Article 5 of this Part and to applicable law, Parentco may, at its option, redeem in whole, or from time to time in part, the Series C Preferred Shares on the Business Day next preceding any Auction Date (the "Redemption Date") at a redemption price of $500,000 per share, provided that Parentco shall not redeem any Series C Preferred Shares unless the Board of Directors of Parentco shall have declared with respect to all Series C Preferred Shares, out of the monies properly applicable to the payment of dividends, a dividend in an amount per share equal to all accrued and unpaid dividends on each such share to the Redemption Date (such $500,000 redemption price plus such per share dividend being herein referred to together as the "Redemption Price").

  In case a part only of the Series C Preferred Shares is at any time to be redeemed, the number of shares so to be redeemed shall be determined by the Board of Directors of Parentco, and such shares shall be redeemed pro rata with adjustments at the discretion of Parentco to avoid redemption of fractional shares.

4.     Manner of Redemption

  In the case of any redemption of Series C Preferred Shares pursuant to Article 3 of this Part, Parentco shall, at least 10 days before the date specified for redemption, give notice in writing to each person who at the

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  date of the giving of such notice is the registered holder of Series C Preferred Shares to be redeemed, of the intention of Parentco to redeem such Series C Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series C Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of Parentco, or in the event of the address of such holder not so appearing, then to the address of such holder last known to Parentco, provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the Redemption Date, the Redemption Price and, unless all the Series C Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series C Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to, or to the order of, the holders of the Series C Preferred Shares so called for redemption, the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series C Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent unless any holder of Series C Preferred Shares being redeemed has requested pursuant to Article 1(b) of this Part to receive dividends by wire transfer, in which case Parentco shall instruct its bankers, or cause instructions to be given to a Canadian chartered bank, to wire transfer the amount of the Redemption Price to the account designated by each such holder in his notice to Parentco or the Trust Company. Such payment, or the receipt of a confirmation from a Canadian chartered bank that such bank has carried out instructions with respect to the wire transfer of the amount of such Redemption Price, by Parentco or the Trust Company, shall be a full and complete discharge of Parentco's obligation to pay the Redemption Price owed to the holders of Series C Preferred Shares so called for redemption unless, in the case of payment by cheque, the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series C Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series C Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that, if payment of such Redemption Price is not duly made by or on behalf of Parentco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. If part only of the Series C Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

  Parentco shall have the right, at any time after giving notice of its intention to redeem any Series C Preferred Shares, to deposit the aggregate Redemption Price of the Series C Preferred Shares so called for redemption, or of such of the Series C Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series C Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series C Preferred Shares. Upon such deposit being made, the rights of the holders of the Series C Preferred Shares in respect whereof such deposit shall have been made, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series C Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date, may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date may be reclaimed and used by Parentco for its own purposes.

  Series C Preferred Shares which have been redeemed by Parentco shall be cancelled.

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5.     Restrictions on Dividends, Retirement and Issue of Shares

  As long as any Series C Preferred Shares are outstanding, Parentco shall not, without prior approval of the holders of such outstanding Series C Preferred Shares given in the manner hereinafter specified:

  (a)
  declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior to the Series C Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series C Preferred Shares); or

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series C Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of Parentco ranking as to capital junior to the Series C Preferred Shares; or

  (c)
  redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series C Preferred Shares; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital pari passu with the Series C Preferred Shares; or

  (e)
  issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class C Preferred Shares;

  unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payable on the immediately preceding Dividend Payment Date, shall have been declared and paid or set apart for payment on the Series C Preferred Shares, and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all outstanding Class C Preferred Shares and all other shares ranking as to dividends prior to or pari passu with the Series C Preferred Shares.

6.     Liquidation, Dissolution and Winding-Up

  In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series C Preferred Shares shall be entitled to be paid and to receive $500,000 per share plus an amount equal to all accrued and unpaid dividends thereon to but excluding the date of payment, before any amount shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series C Preferred Shares. Upon payment to the holders of the Series C Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

7.     Interpretation

  In the event that any date on or by which any action is required to be taken by Parentco hereunder is not a Business Day, then such action shall be required to be taken on or by the next succeeding day that is a Business Day.

  In the event of the non-receipt of a cheque by the holder of Series C Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

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8.     Mail Service Disruption

  If the directors of Parentco determine that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series C Preferred Share, whether in connection with the redemption of such share or otherwise, Parentco may, notwithstanding the provisions hereof:

  (a)
  give such notice by means of telex, telecopier or telegraph or by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal. Notice given by telex, telecopier or telegraph shall be deemed to have been given on the day on which it is sent and notice given by publication shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

  (b)
  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent at its principal office in Toronto and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that, as soon as the directors of Parentco determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that Parentco is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such certificate.

9.     Amendment

  The provisions contained in Articles 1 to 10 inclusive (including this Article) of this Part and in Part II, or any of them, may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series C Preferred Shares given in accordance with Article 10 of this Part, in addition to any vote, authorization, confirmation or approval required by the Act.

10.   Approval of Holders of Series C Preferred Shares

  The approval of the holders of Series C Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Canada Business Corporations Act and other laws governing Parentco as now existing or hereafter amended) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series C Preferred Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Series C Preferred Shares duly called for that purpose and held in accordance with the provisions of Article 8 of the provisions attaching to the Class C Preferred Shares as a class, mutatis mutandis, with Series C Preferred Shares having one vote for such purposes for each $1.00 of the issue price of each Series C Preferred Share held.

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PART II

        All terms used in Part II of this Schedule which are defined in Part I of this Schedule have the meaning in Part II of this Schedule ascribed thereto in Part I of this Schedule.

1.     Certain Definitions

In this Schedule:

  (a)
  "Auction" means the periodic operation of the procedures set forth in this Part;

  (b)
  "Auction Date" means the Business Day next preceding a Dividend Payment Date;

  (c)
  "Available Shares" has the meaning specified in paragraph (i) of Article 4(a) of this Part;

  (d)
  "Bankers' Acceptance Rate" means with respect to any Dividend Period, the rate per annum equal to: (A) the simple average of each rate per annum which is equal to the simple average of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Scotia Capital Inc. (or any successor) (rounded upward to the nearest one-thousandth of one percent), as at 10:00 a.m., Toronto time, on the Auction Date next preceding such Dividend Period, on 30-day bankers' acceptances accepted by such of the Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, The Royal Bank of Canada and The Bank of Nova Scotia as are accepting 30-day bankers' acceptances on such Auction Date; (B) in the event that one of RBC Dominion Securities Inc. (or any successor) and Scotia Capital Inc. (or any successor) is unable or does not for any reason quote the bid and ask rates per annum referred to in (A) above, as at 10:00 a.m., Toronto time, on such Auction Date, the simple average of the bid and ask rates per annum referred to in (A) above quoted by the other; or (C) in the event that both RBC Dominion Securities Inc. (or any successor) and Scotia Capital Inc. (or any successor) are unable to or do not for any reason quote rates, as at 10:00 a.m., Toronto time, on such Auction Date (including without limitation, where none of the Bank of Montreal, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, The Royal Bank of Canada or The Bank of Nova Scotia is accepting 30-day bankers' acceptances on such Auction Date) for the purpose of determining the Bankers' Acceptance Rate in accordance with (A) or (B) above, the simple average of each rate per annum which is equal to the simple average of the bid and ask rates of the yields to maturity quoted by each of RBC Dominion Securities Inc. (or any successor) and Scotia Capital Inc. (or any successor) (rounded upward to the nearest one-thousandth of one percent), as of 10:00 a.m., Toronto time, on such Auction Date, on 91-day Government of Canada Treasury Bills maturing 30 days from such Auction Date plus 0.20%;

  (e)
  "Bid" and "Bids" have the respective meanings specified in Article 2(a) of this Part;

  (f)
  "Bidder" and "Bidders" have the respective meanings specified in Article 2(a) of this Part;

  (g)
  "Business Day" means a day on which The Toronto Stock Exchange or any successor stock exchange and the Trust Company are open for business;

  (h)
  "Current Dividend Rate" is the rate per annum which the Trust Company advises Parentco has been determined in accordance with Article 4(b) of this Part;

  (i)
  "Dealer" means any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part that has entered into a Dealer Agreement with the Trust Company that remains effective;

  (j)
  "Dealer Agreement" means an agreement between the Trust Company and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part;

  (k)
  "Existing Holder" means a person who has signed a Purchaser's Letter, has delivered or caused to be delivered such Purchaser's Letter to the Trust Company and is registered in the ledger maintained by the Trust Company in respect of such persons;

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  (l)
  "held by" with respect to any Series C Preferred Shares registered in the name of the Trust Company as permitted by the Trust Company Agreement includes such shares beneficially owned by an Existing Holder but does not include, with respect to such shares, the Trust Company;

  (m)
  "Hold Order" and "Holder Orders" have the respective meanings specified in Article 2(a) of this Part;

  (n)
  "Maximum Rate" with respect to any Dividend Period means the Bankers' Acceptance Rate plus 0.40%;

  (o)
  "Order" and "Orders" have the respective meanings specified in Article 2(a) of this Part;

  (p)
  "Potential Holder" means any person, including any Existing Holder, (i) who has executed a Purchaser's Letter and delivered or caused to be delivered such Purchaser's Letter to the Trust Company and (ii) who may be interested in acquiring Series C Preferred Shares (or, in the case of an Existing Holder, additional Series C Preferred Shares);

  (q)
  "Purchaser's Letter" means a letter addressed to the Trust Company and a Dealer in which a person agrees, among other things, to be bound by the procedures set forth in this Part in the event such person participates in an Auction;

  (r)
  "Remaining Shares" has the meaning specified in paragraph (iv) of Article 5(a) of this Part;

  (s)
  "Sell Order" and "Sell Orders" have the respective meanings specified in Article 2(a) of this Part;

  (t)
  "Submission Deadline" means 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Trust Company from time to time, by which Dealers are required to submit Orders to the Trust Company;

  (u)
  "Submitted Bid" and "Submitted Bids" have the respective meanings specified in Article 4(a) of this Part;

  (v)
  "Submitted Hold Order" and "Submitted Hold Orders" have the respective meanings specified in Article 4(a) of this Part;

  (w)
  "Submitted Order" and "Submitted Orders" have the respective meanings specified in Article 4(a) of this Part;

  (x)
  "Submitted Sell Order" and "Submitted Sell Orders" have the respective meanings specified in Article 4(a) of this Part;

  (y)
  "Sufficient Clearing Bids" has the meaning specified in Article 4(a) of this Part;

  (z)
  "Trust Company" means Royal Trust Corporation of Canada or any successor trust company or other person entering into a Trust Company Agreement with Parentco in respect of the Series C Preferred Shares;

  (aa)
  "Trust Company Agreement" means an agreement made between the Trust Company and Parentco which provides, among other things, that the Trust Company will follow the procedures set forth in this Part for the purposes of determining the Current Dividend Rate for the Series C Preferred Shares so long as the Current Dividend Rate is to be based on the results of an Auction; and

  (bb)
  "Winning Bid Rate" is the rate per annum determined in accordance with Article 4(a) of this Part.

2.     Orders by Existing Holders and Potential Holders

  (a)
  Prior to the Submission Deadline on each Auction Date:

  (i)
  each Existing Holder may submit to a Dealer information as to the number of Series C Preferred Shares, if any, held by such Existing Holder which such Existing Holder:

  (A)
  desires to continue to hold without regard to the Current Dividend Rate for the next succeeding Dividend Period; and/or

2-34

      (B)
      desires to continue to hold, provided that the Current Dividend Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Existing Holder; and/or

      (C)
      offers to sell without regard to the Current Dividend Rate for the next succeeding Dividend Period; and

    (ii)
    Potential Holders may submit to a Dealer offers to purchase Series C Preferred Shares, provided that the Current Dividend Rate for the next succeeding Dividend Period shall not be less than the rate per annum specified by such Potential Holder.

    The communication to a Dealer of the information referred to in this Article 2(a) is an "Order" and, collectively, are "Orders", and each Existing Holder and each Potential Holder placing an Order is a "Bidder" and, collectively, are "Bidders"; an Order containing the information referred to in subparagraph (i)(A) of this Article 2(a) is a "Hold Order" and, collectively, are "Hold Orders"; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this Article 2(a) is a "Bid" and, collectively, are "Bids"; and an Order containing the information referred to in subparagraph (i)(C) of this Article 2(a) is a "Sell Order" and, collectively, are "Sell Orders."

  (b)
  (i) A Bid by an Existing Holder shall constitute an irrevocable offer to sell:

    (A)
    the number of Series C Preferred Shares specified in such Bid if the Winning Bid Rate determined on such Auction Date is less than the rate specified in such Bid; or

    (B)
    the specified number of Series C Preferred Shares or a lesser number to be determined as set forth in paragraph (iv) of Article 5(a) of this Part if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; or

    (C)
    the number of Series C Preferred Shares specified in such Bid if the rate specified in such Bid is higher than the Maximum Rate, and Sufficient Clearing Bids do exist; or

    (D)
    a lesser number of Series C Preferred Shares to be determined as set forth in paragraph (iii) of Article 5(b) of this Part if the rate specified in such Bid is higher than the Maximum Rate, and Sufficient Clearing Bids do not exist.

  (ii)
  A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell:

  (A)
  the number of Series C Preferred Shares specified in such Sell Order; or

  (B)
  a lesser number of Series C Preferred Shares to be determined as set forth in paragraph (iii) of Article 5(b) of this Part if Sufficient Clearing Bids do not exist.

  (iii)
  A Bid by a Potential Holder shall constitute an irrevocable offer to purchase:

  (A)
  the number of Series C Preferred Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the rate specified in such Bid; or

  (B)
  the specified number or a lesser number of Series C Preferred Shares to be determined as set forth in paragraph (v) of Article 5(a) of this Part if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; and

  (C)
  the specified number of Series C Preferred Shares if the rate specified in such Bid is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

3.     Submission of Orders by Dealers to the Trust Company

  (a)
  Each Dealer shall submit to the Trust Company in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order:

  (i)
  the name of the Bidder placing such Order;

  (ii)
  the aggregate number of Series C Preferred Shares that are the subject of the Order;

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    (iii)
    to the extent that the Bidder is an Existing Holder, the number of Series C Preferred Shares, if any, subject to any:

    (A)
    Hold Order placed by such Existing Holder;

    (B)
    Bid placed by such Existing Holder and the rate specified in such Bid; and/or

    (C)
    Sell Order placed by such Existing Holder; and

    (iv)
    to the extent the Bidder is a Potential Holder, the rate specified in such Bid of such Potential Holder.

  (b)
  If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Trust Company shall round such rate up to the next highest one-thousandth of one percent.

  (c)
  If for any reason an Order or Orders covering in the aggregate all the Series C Preferred Shares held by any Existing Holder is not submitted to the Trust Company prior to the Submission Deadline, the Trust Company shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Series C Preferred Shares held by such Existing Holder and not subject to Orders submitted to the Trust Company.

  (d)
  If one or more Orders covering in the aggregate more than the number of Series C Preferred Shares held by any Existing Holder are submitted to the Trust Company, such Orders shall be considered valid as follows and in the following order of priority:

  (i)
  all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Series C Preferred Shares held by such existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Series C Preferred Shares subject to such Hold Orders exceeds the number of Series C Preferred Shares held by such Existing Holder, the number of Series C Preferred Shares subject to each such Hold Order shall be reduced pro rata to cover the number of Series C Preferred Shares held by such Existing Holder;

  (ii)
  (A) any Bid shall be considered valid up to and including the excess of the number of Series C Preferred Shares held by such Existing Holder over the number of Series C Preferred Shares subject to any Hold Order referred to in paragraph (i) of this Article 3(d), (B) subject to subparagraph (A) hereof, if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Series C Preferred Shares subject to such Bids is greater than such excess, such Bids shall be considered valid up to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Series C Preferred Shares subject to each Bid with the same rate shall be reduced pro rata to cover the number of Series C Preferred Shares equal to such excess, (C) subject to subparagraph (A) hereof, if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess, and (D) in any event, the number, if any, of such Series C Preferred Shares subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

  (iii)
  all Sell Orders shall be considered valid but only up to and including, in the aggregate, the excess of the number of Series C Preferred Shares held by such Existing Holder over the sum of the Series C Preferred Shares subject to Hold Orders referred to in paragraph (i) of this Article 3(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this Article 3(d).

  (e)
  If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid with the rate therein specified.

4.     Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate

  (a)
  On the Submission Deadline on each Auction Date, the Trust Company shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed

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    submitted by a Dealer being individually a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or a "Submitted Order" and collectively "Submitted Hold Orders", "Submitted Bids" or "Submitted Sell Orders", as the case may be, or "Submitted Orders") and shall determine:

    (i)
    the excess of (a) the total number of Series C Preferred Shares held by Existing Holders issued and outstanding over (b) the number of Series C Preferred Shares that are the subject of Submitted Hold Orders (such excess being the "Available Shares");

    (ii)
    from the Submitted Orders, whether:

    (A)
    the number of Series C Preferred Shares that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate;

      exceeds or is equal to the sum of:

      (B)
      (I)  the number of Series C Preferred Shares that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate; and

      (II)
      the number of Series C Preferred Shares that are the subject of Submitted Sell Orders;

    (if such excess or equality exists (other than because all of the Series C Preferred Shares are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be "Sufficient Clearing Bids"); and if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Trust Company accepted:

      (A)
      (I)  each Submitted Bid from Existing Holders specifying that lowest rate, and

      (II)
      all other Submitted Bids from Existing Holders specifying lower rates, thus entitling those Existing Holders to continue to hold the Series C Preferred Shares that are the subject of those Submitted Bids; and

      (B)
      (I)  each Submitted Bid from Potential Holders specifying the lowest rate, and

      (II)
      all other Submitted Bids from Potential Holders specifying lower rates, thus entitling those Potential Holders to purchase the Series C Preferred Shares that are the subject of those Submitted Bids, would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Series C Preferred Shares which, when added to the aggregate number of Series C Preferred Shares to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares. This lowest rate is the "Winning Bid Rate."

  (b)
  Promptly after the Trust Company has made the determinations pursuant to Article 4(a) of this Part, the Trust Company shall advise Parentco of the Bankers' Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Series C Preferred Shares for the next succeeding Dividend Period (the "Current Dividend Rate") as follows:

  (i)
  if Sufficient Clearing Bids exist, that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to the Winning Bid Rate so determined;

  (ii)
  if Sufficient Clearing Bids do not exist (other than because all of the Series C Preferred Share are the subject of Submitted Hold Orders), that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to the Maximum Rate; or

  (iii)
  if all of the Series C Preferred Shares are the subject of Submitted Hold Orders, that the Current Dividend Rate for the next succeeding Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate.

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2.     Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

  Based on the determinations made pursuant to Article 4(a) of this Part, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected, and the Trust Company shall take such other action as set forth below:

  (a)
  If Sufficient Clearing Bids have been made, subject to the provisions of Articles 5(c) and 5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority, and all other Submitted Bids shall be rejected:

  (i)
  (A) the Submitted Sell Order of each Existing Holder shall be accepted and (B) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Series C Preferred Shares that are the subject of such Submitted Sell Order and such Submitted Bid;

  (ii)
  the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series C Preferred Shares that are the subject of such Submitted Bid;

  (iii)
  the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the Series C Preferred Shares that are the subject of such Submitted Bid;

  (iv)
  the Submitted Bid of each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series C Preferred Shares that are the subject of such Submitted Bid, unless the number of Series C Preferred Shares subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Series C Preferred Shares subject to Submitted Bids described in paragraphs (ii) and (iii) of this Article 5(a) (the "Remaining Shares"). In this event, the Submitted Bids of each such Existing Holder described in this paragraph (iv) shall be rejected and each such Existing Holder shall be required to sell Series C Preferred Shares, but only in an amount equal to the difference between (A) the number of Series C Preferred Shares then held by such Existing Holder subject to such Submitted Bid and (B) the number of Series C Preferred Shares obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, the numerator of which shall be the number of Series C Preferred Shares held by such Existing Holder subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Series C Preferred Shares subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

  (v)
  the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Series C Preferred Shares obtained by multiplying (A) the difference between the total number of Available Shares and the number of Series C Preferred Shares subject to Submitted Bids described in paragraphs (ii), (iii) and (iv) of this Article 5(a) by (B) a fraction, the numerator of which shall be the number of Series C Preferred Shares subject to such Submitted Bid, and the denominator of which shall be the sum of the number of Series C Preferred Shares subject to such Submitted Bids made by all Potential Holders who specified rates equal to the Winning Bid Rate;

  (b)
  If Sufficient Clearing Bids have not been made (other than because all of the Series C Preferred Shares are subject to Submitted Hold Orders), subject to the provisions of Articles 5(c) and 5(d) of this Part, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority, and all other Submitted Bids shall be rejected:

  (i)
  the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Series C Preferred Shares that are the subject of such Submitted Bid;

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    (ii)
    the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the Series C Preferred Shares that are the subject of such Submitted Bid; and

    (iii)
    the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected, and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Series C Preferred Shares then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Series C Preferred Shares obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Series C Preferred Shares subject to Submitted Bids described in paragraphs (i) and (ii) of this Article 5(b) by (y) a fraction, the numerator of which shall be the number of Series C Preferred Shares held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order, and the denominator of which shall be the number of Series C Preferred Shares subject to all such Submitted Bids and Submitted Sell Orders;

  (c)
  If, as a result of the procedures described in Articles 5(a) or 5(b) of this Part, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Series C Preferred Share on any Auction Date, the Trust Company shall, in such manner as it shall determine in its sole discretion, round up or down the number of Series C Preferred Shares to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder on such Auction Date shall be whole Series C Preferred Shares;

  (d)
  If, as a result of the procedures described in Article 5(a) of this Part, any Potential Holder would be entitled or required to purchase a fraction of a Series C Preferred Share on any Auction Date, the Trust Company shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole Series C Preferred Shares are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Series C Preferred Shares on such Auction Date; and

  (e)
  Based on the results of each Auction, the Trust Company shall determine to which Potential Holder or Potential Holders purchasing Series C Preferred Shares an Existing Holder or Existing Holders shall sell Series C Preferred Shares being sold by such Existing Holder or Existing Holders.

3.     Miscellaneous

  In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the Board of Directors of Parentco (or any person or persons designated by the Board of Directors) may, in such manner as they shall determine in their sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty.

4.     Headings of Sections

  The headings of the various sections in this Part are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Series D Preferred Shares

        The fourth series of Preferred Shares shall consist of 2,847,711 shares designated "Cumulative Redeemable Preferred Share Series D" (the "Series D Preferred Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Dividends

  1.1
  The holders of the Series D Preferred Shares shall be entitled to receive as and when declared by the Board of Directors of Parentco, out of moneys of Parentco properly applicable to the payment of

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    dividends, cumulative preferential cash dividends payable quarterly (the "Quarterly Dividends") on the 14th day of each of the months of February, May, August and November in each year (the "Dividend Payment Dates") in respect of the period from and including the immediately preceding Dividend Payment Date to but excluding the next succeeding Dividend Payment Date in an amount per Series D Preferred Share calculated in accordance with clause 1.2 hereof.

    Dividends shall accrue on a day-to-day basis.

  1.2
  The Quarterly Dividend to be paid per Series D Preferred Share on any Dividend Payment Date shall be the amount obtained when the Quarterly Dividend Rate is multiplied by $25.00.

    For the purpose of the calculation of Quarterly Dividends on the Series D Preferred Shares on any Dividend Payment Date:

    (i)
    "Quarterly Dividend Rate" means one-quarter of seventy percent (70%) of the Average Prime Rate for the three calendar months ending on the last day of the calendar quarter prior to the month during which the Dividend Payment Date for which the determination is being made falls.

    (ii)
    "Banks" means The Toronto Dominion Bank and Bank of Montreal collectively, and the term "Bank" means one of the Banks and, for the purposes of this definition, "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks.

    (iii)
    "Daily Prime Rate" means, for either Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate.

    (iv)
    "Average Daily Prime Rate" means, for any day, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Daily Prime Rates of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one (but not both) of the Banks, the Average Daily Prime Rate for such day shall be the Daily Prime Rate of the other of such Banks, and further provided that, if on such day there shall be no Daily Prime Rate for either of the Banks, the Average Daily Prime Rate for such day shall be 1.50% above the average yield per annum on 91-day Government of Canada Treasury Bills as reported by the Bank of Canada for the weekly tender immediately preceding such day.

    (v)
    "Average Prime Rate" means, for any period, the arithmetic average (rounded to the nearest one-one-hundredth of one percent (0.01%)) of the Average Daily Prime Rate for each day during such period.

    In any case where dividends are payable for a period (the "Dividend Payment Period") that ends on a date other than the day immediately preceding a Dividend Payment Date, dividends shall be paid in the amount per Series D Preferred Share obtained when

    (i)
    $25.00 multiplied by seventy percent (70%) of the Average Prime Rate for the period of ninety days ending on a date which is 45 days before the end of such Dividend Payment Period,

    is multiplied by

    (ii)
    the number of days in such Dividend Payment Period divided by 365.

  1.3
  Payment of any dividends may be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the dividends unless the cheque is not honoured when presented for payment. Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment, or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable, may be reclaimed and used by Parentco for its own purposes.

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2.     Information and Voting Rights

  The holders of the Series D Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate eight Quarterly Dividends on the Series D Preferred Shares, in which case, and so long thereafter as any dividends on the Series D Preferred Shares continue to be in arrears, the holders of the Series D Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Parentco other than any meetings of the holders of any other class or series of shares of Parentco held separately as a class or series but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco, and, for such purpose, the holders of the Series D Preferred Shares shall have one vote for each $1.00 of the issue price of each Series D Preferred Share held.

  Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of the Series D Preferred Shares as provided in this clause, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall have been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at a general meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such general meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series D Preferred Shares and, in default of the calling of such general meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series D Preferred Shares.

  Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this clause may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares, but if there be no such remaining director, the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series D Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares, and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

  Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding, and the vacancies thereby created may be filled by the remaining directors of Parentco.

3.     Purchase for Cancellation

  Subject to the provisions of the Canada Business Corporations Act and other laws governing Parentco, as now existing or hereafter amended (such laws being hereinafter referred to as the "Act") and the articles of Parentco, Parentco may, at any time or times, purchase (if obtainable) the whole or any part of the outstanding Series D Preferred Shares, either on the open market (including purchase through or from an investment dealer or firms holding membership on a recognized stock exchange), or by invitation for tenders to all the holders of record of Series D Preferred Shares outstanding, or in any other manner, at the lowest price or prices at which, in the opinion of the directors of Parentco, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to the date of purchase which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of purchase, and the costs of purchase.

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  In the case of purchase of Series D Preferred Shares by tender, Parentco shall give notice of its intention to invite tenders to all the holders of the Series D Preferred Shares by giving notice of such invitation to each holder of Series D Preferred Shares in accordance with the provisions from time to time of the by-laws of Parentco respecting notice to shareholders. If, upon any invitation for tenders under the provisions of this clause 3, Parentco shall receive tenders of Series D Preferred Shares at the same price, which shares, when added to any Series D Preferred Shares tendered at a lower price or prices, aggregate a number greater than the number for which Parentco is prepared to accept tenders, the Series D Preferred Shares so tendered at the same price, which Parentco determines to purchase, shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series D Preferred Shares so tendered by each of the holders of Series D Preferred Shares who submitted tenders at such price. Any Series D Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series D Preferred Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

4.     Redemption at the Option of Parentco

  Subject to the provisions of the Act and the Articles of Parentco, Parentco may, upon giving notice as hereinafter provided, redeem the whole or from time to time any part of the then outstanding Series D Preferred Shares on payment for each share to be redeemed of a price of $25.00 together, in each case, with an amount equal to all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, which, for greater certainty, shall include dividends calculated in accordance with clause 1 hereof during the period from and including the immediately preceding Dividend Payment Date to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the "Redemption Price"). If Parentco desires to redeem only part of the Series D Preferred Shares, the Series D Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of Parentco may determine or pro rata disregarding fractions.

  Any Series D Preferred Shares which are so redeemed shall be cancelled and not reissued.

5.     Manner of Redemption

  In the case of any redemption of Series D Preferred Shares pursuant to clause 4 hereof, Parentco shall, at least 30 days before the date specified for redemption, give notice in writing to each person who, at the date of the giving of such notice, is the registered holder of Series D Preferred Shares to be redeemed, of the intention of Parentco to redeem such Series D Preferred Shares. Any such notice shall be validly and effectively given on the date it is delivered to the holder of Series D Preferred Shares for whom it is intended or is sent by prepaid first class mail addressed to such holder at his address as it appears on the books of Parentco, or in the event of the address of such holder not so appearing, then to the address of such holder last known to Parentco, provided however, that the accidental failure or omission to give such notice as aforesaid to one or more holders shall not affect the validity of the redemption, but upon the failure or omission being discovered, notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the date (the "Redemption Date") on which the redemption is to take place, the Redemption Price and, unless all the Series D Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series D Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to the holders of the Series D Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series D Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the Redemption Price owed to the holders of Series D Preferred Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series D Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series D Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that, if payment of such Redemption Price is not duly

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  made by or on behalf of Parentco in accordance with the provisions hereof, the rights of such holders shall remain unaffected. If part only of the Series D Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

  Parentco shall have the right, at any time after giving notice of its intention to redeem any Series D Preferred Shares, to deposit the aggregate Redemption Price of the Series D Preferred Shares so called for redemption or of such of the Series D Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series D Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing such Series D Preferred Shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series D Preferred Shares in respect whereof such deposit shall have been made, shall be and shall be deemed to be redeemed, and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited under presentation and delivery of the certificates representing the Series D Preferred Shares held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date, may be reclaimed and used by Parentco for its own purposes.

6.     Restrictions on Dividends, Retirement and Issue of Shares

  Subject to the provisions of the Act, as long as any Series D Preferred Shares are outstanding, Parentco shall not, without prior approval of the holders of such outstanding Series D Preferred Shares given in the manner hereinafter specified:

  (a)
  declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior to the Series D Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series D Preferred Shares); or

  (b)
  except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series D Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the Common Shares or shares of any other class of Parentco ranking as to capital junior to the Series D Preferred Shares; or

  (c)
  redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series D Preferred Shares; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital pari passu with the Series D Preferred Shares; or

  (e)
  issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class C Preferred Shares;

  unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption or purchase or reduction or return of capital, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series D Preferred Shares, and any accrued and unpaid cumulative dividends which have become payable and any declared and

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  unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or pari passu with the Series D Preferred Shares.

7.     Liquidation, Dissolution and Winding-Up

  In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of the Series D Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, which, for greater certainty, shall include dividends calculated in accordance with clause 1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of payment before any amount shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series D Preferred Shares. Upon payment to the holders of the Series D Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

8.     Interpretation

  In the event that any date on which any dividend on Series D Preferred Shares is payable by Parentco, or on or by which any other action is required to be taken by Parentco hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

  For the purposes of these share provisions, "Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which Parentco's registered office is located.

  In the event of the non-receipt of a cheque by the holder of Series D Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

9.     Mail Service Disruption

  If the directors of Parentco determine that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series D Preferred Share, whether in connection with the redemption of such share or otherwise, Parentco may, notwithstanding the provisions hereof:

  (a)
  give such notice by means of publication once in each of two successive weeks in one daily English language newspaper of general circulation published in each of the Provinces of Canada and once in a daily French language newspaper of general circulation published in Montreal, and notice so published shall be deemed to have been given on the date on which the first publication has taken place in the last of the Provinces of Canada;

  (b)
  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Transfer Agent for the Series D Preferred Shares at its principal offices in the cities of Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal and Halifax, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that, as soon as the directors of Parentco determine that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided. In the event that Parentco is required to mail such share certificate, such mailing shall be made by prepaid mail to the registered address of each person who, at the date of mailing, is a registered holder and who is entitled to receive such certificate.

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10.   Amendment

  Subject to the exception provided for in this clause 10, the provisions contained in clause 1 to 11 both inclusive (including this clause) attaching to the Series D Preferred Shares, or any of them, may be deleted, varied, modified, amended or amplified by Articles of Amendment but only with the prior approval of the holders of the Series D Preferred Shares given in accordance with clause 11 hereof, in addition to any vote, authorization, confirmation or approval required by the Act. Holders of Series D Preferred Shares are not entitled to vote separately as a series, nor are such holders entitled to dissent upon a proposal to amend the articles of Parentco to reclassify and change the Series D Preferred Shares as and into $25.00 Floating Rate Cumulative Redeemable Preferred Shares Series B ("Series B Preferred Shares") provided that such proposal provides that the Series D Preferred Shares are to be reclassified and changed as and into Series B Preferred Shares on a one-for-one basis, and the rights, privileges, restrictions and conditions attaching to the Series B Preferred Shares at such time are identical to the rights, privileges, restrictions and conditions attaching to the Series B Preferred Shares on the date hereof, and the Series B Preferred Shares are otherwise as constituted on the date hereof.

11.   Approval of Holders of Series D Preferred Shares

  The approval of the holders of Series D Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series D Preferred Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Series D Preferred Shares duly called for that purpose and held in accordance with the provisions of clause 8 of the provisions attaching to the Class C Preferred Shares as a class, mutatis mutandis, with Series D Preferred Shares having one vote for such purposes for each $1.00 of the issue price of each Series D Preferred Share held.

Parentco Class C Preferred Shares, Series E

        The fifth series of Class C Preferred Shares shall consist of 800,000 shares designated "Cumulative Perpetual Preferred Shares Series E" (the "Series E Preferred Shares") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class C Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

I.     PART I

        All terms used Part I of these provisions respecting the Series E Preferred Shares which are defined in Part II hereof have the meaning ascribed to them in Part II hereof:

1.     Payment of Dividends

  (a)
  For each Dividend Period falling within a Corporation Determined Term, the holders of Series E Preferred Shares shall be entitled to receive, and Parentco shall pay thereon, as and when declared by the Board of Directors of Parentco, out of the moneys of Parentco properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section I.2.(b) hereof payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

  (b)
  For each Dividend Period falling within a Dealer Determined Term, the holders of Series E Preferred Shares shall be entitled to receive, and Parentco shall pay thereon, as and when declared by the Board of Directors of Parentco, out of the moneys of Parentco properly applicable to the payment of dividends, quarterly cumulative preferential cash dividends in an amount determined in accordance with section I.2.(c) hereof payable, with respect to each such Dividend Period, on the Dividend Payment Date immediately following the end of such Dividend Period.

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  (c)
  For each Auction Dividend Period falling within an Auction Term, the holders of Series E Preferred Shares shall be entitled to receive, and Parentco shall pay thereon, as when declared by the Board of Directors of Parentco, out of the moneys of Parentco properly applicable to the payment of dividends, monthly cumulative preferential cash dividends in an amount determined in accordance with section I.2(d) hereof payable, with respect to each such Auction Dividend Period, on the Auction Dividend Payment Date immediately following the end of such Auction Dividend Period.

  Parentco shall pay such dividends on the Series E Preferred Shares to the holders of record thereof at the close of business on the sixth Business day immediately preceding the relevant Dividend Payment Date or Auction Dividend Payment Date (as applicable). Payment of any dividends may be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the dividend unless the cheque is not honoured when presented for payment.

  Dividends which are represented by a cheque which has not been presented to Parentco's bankers for payment, or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable, may be reclaimed and used by Parentco for its own purposes.

2.     Amounts of Dividends

  (a)
  Subject to section I.2.(d) hereof, for each Dividend Period included within a Corporation Determined Term, the dividend to be paid on each Series E Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by Parentco Determined Quarterly Dividend Rate for such Dividend Period.

  (b)
  Subject to section I.2(d) hereof, for each Dividend Period included within a Dealer Determined Term, the dividend to be paid on each Series E Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the amount obtained by multiplying $25.00 by the Dealer Determined Quarterly Dividend Rate for such Dividend Period.

  (c)
  For each Auction Dividend Period included within an Auction Term, the dividend to be paid on each Series E Preferred Share on that Auction Dividend Payment Date immediately following the end of such Auction Dividend Period shall be determined as follows:

  (i)
  on the Auction Dividend Payment Date immediately following the end of the first Auction Dividend Period during any Auction Term, the dividend to be paid on each Series E Preferred Share shall be the amount which is the product of (1) $25.00, (2) 75% of the Bankers' Acceptance Rate (as defined in section VI.(d) hereof) determined as of the first Business Day of such Auction Dividend Period and (3) the number of days in the first Auction Dividend Period, divided by 365; and

  (ii)
  on the Auction Dividend Payment Dates immediately following the end of the second and subsequent Auction Dividend Periods during any Auction Term, the dividend to be paid on each Series E Preferred Share shall be the amount which is the product of (1) $25.00, (2) the Current Dividend Rate for each such Auction Dividend Period as determined on the Auction Dividend Period and (3) the number of days in such Auction Dividend Period, divided by 365.

  (d)
  For the first Dividend Period included within a Corporation Determined Term or a Dealer Determined Term, in either case immediately following an Auction Term, the dividend to be paid on each Series E Preferred Share on the Dividend Payment Date immediately following the end of such Dividend Period shall be the product of (1) $25.00, (2) four times Corporation Determined Quarterly Dividend Rate or the Dealer Determined Quarterly Dividend Rate, as the case may be, for such Dividend Period and (3) the number of days in such Dividend Period, divided by 365.

  (e)
  If, for any reason the dividend rate applicable hereunder is, in respect of any particular day, not determined or not determinable in accordance with the provisions hereof, the rate applicable in respect of such day shall be the Bankers' Acceptance Rate (as defined in section V.1.(d) hereof) on such day plus 0.40%.

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3.     Cumulative Dividends

  If on any Dividend Payment Date or Auction Dividend Payment Date the dividends accrued to such date are not paid in full on all Series E Preferred Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors of Parentco on which Parentco shall have sufficient moneys properly applicable to the payment of such dividends. The holders of Series E Preferred Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

4.     Redemption at the Option of Parentco.

  Subject to the provisions of the Canada Business Corporation Act and other laws governing Parentco, as now existing or hereafter amended (such laws being hereinafter referred to as the "Act") and the articles of Parentco, Parentco may, upon giving notice as hereinafter provided, at any time redeem the whole or from time to time any part of the then outstanding Series E Preferred Shares on payment of each share to be redeemed of a price of $25.00 together, in each case, which an amount equal to all accrued an unpaid dividends thereon to but excluding the date fixed for redemption (the whole constituting and being herein referred to as the "Redemption Price"). If Parentco desires to redeem only part of the Series E Preferred Shares, the Series E Preferred Shares to be redeemed shall be selected by lot in single shares or in units of 10 shares or less in such manner as the Board of Directors of Parentco may determine or pro rata disregarding fractions.

  Any Series E Preferred Shares which are so redeemed shall be cancelled and not reissued.

5.     Manner of Redemption

  In the case of any redemption of Series E Preferred Shares pursuant to section I.4 hereof, Parentco shall, at least 30 (or, in the case of notice given during an Auction Term, 12) days before the date specified for redemption, give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series E Preferred Shares to be redeemed of the intention of Parentco to redeem such Series E Preferred Shares. Such notice shall set out the date (the "Redemption Date") on which the redemption is to take place (which date may not be a day during an Auction Term other than a Settlement Date), the Redemption Price and, unless all the Series E Preferred Shares held by the holder to whom it is addressed are to be redeemed, the number of Series E Preferred Shares so held which are to be redeemed. On and after the Redemption Date, Parentco shall pay or cause to be paid to the holders of the Series E Preferred Shares so called for redemption the Redemption Price therefor on presentation and delivery, at the registered office of Parentco or at such other place or places within Canada designated in such notice, of the certificate or certificates representing the Series E Preferred Shares so called for redemption. Payment of the Redemption Price shall be made by cheque of Parentco or its paying agent, and such payment shall be a full and complete discharge of Parentco's obligation to pay the Redemption Price owed to the holders of Series E Preferred Share so called for redemption unless the cheque is not honoured when presented for payment. From and after the Redemption Date, the holders of Series E Preferred Shares called for redemption shall not be entitled to exercise any of the rights of holders of Series E Preferred Shares in respect of such shares except the right to receive the Redemption Price therefor, provided that, if payment of such Redemption Price is not duly made by or on behalf of Parentco in accordance with the provision hereof, the rights of such holders shall remain unaffected. If part only of Series E Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

  Parentco shall have the right, at any time after giving notice of its intention to redeem any Series E Preferred Shares, to deposit the aggregate Redemption Price of the Series E Preferred Shares so called for redemption; or to such of the Series E Preferred Shares represented by certificates as have not at the date of such deposit been delivered by the holders thereof in connection with such redemption, in a special account in any chartered bank or any trust company in Canada (including any affiliate of Parentco) to be paid without interest to or to the order of the respective holders of the Series E Preferred Shares called for redemption, upon presentation and delivery to such bank or trust company of the certificates representing

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  such Series E Preferred Shares. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series E Preferred Shares in respect whereof such deposit shall have been made, shall be and shall be deemed to be redeemed, and the rights of the holders thereof after such deposit or the Redemption Date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Redemption Price so deposited upon presentation and delivery of the certificates representing the Series E Preferred Share held by them respectively. Any interest allowed on any such deposit shall belong to Parentco. Redemption moneys in respect of any Redemption Date held on deposit to a special account for a period of three years from the applicable Redemption Date, may be returned to Parentco. Redemption moneys which remain unclaimed (including moneys returned to Parentco from a special account after three years) for a period of six years from the Redemption Date, may be reclaimed and used by Parentco for its own purposes.

6.     Purchase for Cancellation

  Subject to the provisions of the Act and the articles of Parentco, Parentco may at any time or times purchase (if obtainable) the whole or any part of the outstanding Series E Preferred Shares by invitation for tenders to all the holders of record of Series E Preferred Shares outstanding at the lowest price or prices at which, in the opinion of the Board of Directors of Parentco, such shares are then obtainable but not exceeding $25.00 per share together, in each case, with an amount equal to all accrued and unpaid dividends thereon up to but excluding the date of purchase, and the costs of purchase.

  Parentco shall give notice of its intention to invite tenders to all holders of Series E Preferred Shares in accordance with the provisions from time to time of the by-laws of Parentco respecting notice to shareholders. If, upon any invitation for tenders under the provisions of section I.6, Parentco shall receive tenders of Series E Preferred Shares at the same price, which shares, when added to any Series E Preferred Shares tendered at a lower price or prices, aggregate a number greater than the number for which Parentco is prepared to accept tenders, the Series E Preferred Shares so tendered at the same price which Parentco determines to purchase shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the total number of Series E Preferred Shares so tendered by each of the holders of Series E Preferred Shares who submitted tenders at such price. Any Series E Preferred Shares so purchased shall be cancelled and not reissued. If part only of the Series E Preferred Shares representing by any certificates shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of Parentco.

7.     Restricted on Dividends and Retirement or Issue of Shares

  Subject to the provisions of the Act, as long as any Series E Preferred Shares are outstanding, Parentco shall not, without the prior approval of the holders of such outstanding Series E Preferred Shares given in the manner hereinafter specified:

  (a)
  declare or pay or set apart for payment any dividends on the Common Shares or on shares of any other class of Parentco ranking as to dividends junior the Series E Preferred Shares (other than stock dividends in shares of Parentco ranking as to capital and dividends junior to the Series E Preferred Shares); or

  (b)
  except out to the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series E Preferred Shares, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of the common shares of any other class of Parentco ranking as to capital junior to the Series E Preferred Shares; or

  (c)
  redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all of the Series E Preferred Shares; or

  (d)
  except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of any shares of any other class or series of Parentco ranking as to capital pari passu with the Series E Preferred Shares; or

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  (e)
  issue any additional Class C Preferred Shares (other than pursuant to the exercise of existing rights to convert outstanding shares of Parentco into Class C Preferred Shares of an existing series) or any shares ranking as to dividends or capital prior to or pari passu with the Class C Preferred Shares, unless, at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase, reduction, return of capital or issue, as the case may be, all accrued and unpaid cumulative dividends up to and including dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Series E Preferred Shares, and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or pari passu with the Series E Preferred Shares.

8.     Liquidation, Dissolution or Winding-up

  In the event of the liquidation, dissolution or winding-up of Parentco or other distribution of assets of Parentco among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holders of Series E Preferred Shares shall be entitled to be paid and to receive $25.00 per share plus an amount equal to all accrued and unpaid dividends thereon before any amounts shall be paid or any assets of Parentco shall be distributed to the holders of the Common Shares or of shares of any other class of Parentco ranking as to capital junior to the Series E Preferred Shares. Upon payment to the holders of Series E Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of Parentco.

9.     Information and Voting Rights

  The holders of Series E Preferred Shares shall be entitled to receive all financial statements and other information sent by Parentco to the holders of its Common Shares but they shall not, as such, except as expressly provided herein, have the right to receive notice of, or to attend or to vote at, any meetings of shareholders of Parentco unless Parentco shall have failed to pay in the aggregate dividends with respect to Dividend Periods, whether or not consecutive, aggregating at least 24 months on the Series E Preferred Shares, in which case, and so long thereafter as any dividends on the Series E Preferred Shares continue to be in arrears, the holders of Series E Preferred Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Parentco other than any meetings of the holders of any other class or series of shares of Parentco held separately as a class or series but shall have no vote thereat, and shall be entitled, voting separately as a class together with all other holders of Class C Preferred Shares having such right, to elect two members of the Board of Directors of Parentco, and, for such purpose, the holders of the Series E Preferred Shares shall have one vote for each $1.00 of the issue price of each Series E Preferred Share held.

  Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of all persons who may be directors of Parentco at any time when the right to elect directors shall accrue to the holders of Series E Preferred Shares as provided in the section, or who may be appointed as directors after such right shall have accrued and before a meeting of shareholders shall be been held, shall terminate upon the election of new directors at the next annual meeting of shareholders or at any other meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days' notice. Any such other meeting shall be called by the Secretary of Parentco upon the written request of the holders of at least 10% of the outstanding Series E Preferred Shares and, in default of the calling of such meeting by the Secretary within 5 days after the making of such request, it may be called by any holder of Series E Preferred Shares.

  Any vacancy occurring among members of the Board of Directors elected to represent the holders of Class C Preferred Shares in accordance with the foregoing provisions of this section, may be filled by the Board of Directors with the consent and approval of the remaining director elected to represent the holders of Class C Preferred Shares, but if there be no such remaining director, the Board of Directors may elect two holders of Class C Preferred Shares to fill the vacancy or vacancies. Whether or not such vacancies are so filled by the Board of Directors, the holders of at least 10% of the outstanding Series E Preferred Shares shall have the right to require the Secretary of Parentco to call a meeting of the holders of Class C Preferred

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  Shares for the purpose of filling the vacancies or replacing all or any of the persons filling such vacancies who have been appointed by the Board of Directors when there is no director in office who has been elected to represent the holders of Class C Preferred Shares, and the provisions set forth in the immediately preceding paragraph shall apply in respect of the calling of such meeting.

  Notwithstanding anything contained in the articles or by-laws of Parentco, the term of office of the directors elected by the holders of Class C Preferred Shares shall terminate forthwith when all arrears of dividends have been paid on the Class C Preferred Shares then outstanding, and the vacancies thereby created may be filled by the remaining directors of Parentco.

II.    PART II

1.     Interpretation and Application

  (a)
  For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, the following expressions have the following meanings:

  (i)
  "Auction" shall mean the periodic operation of the Auction Procedures;

  (ii)
  "Auction Date" shall mean the third Wednesday of each calendar month of each Auction Dividend Period included within an Auction Term or, if such Wednesday is not a Business Day, the next preceding Business Day;

  (iii)
  "Auction Dividend Payment Date" shall mean the first Business Day following the Settlement Date;

  (iv)
  "Auction Dividend Period" shall mean, with respect to the first Auction Dividend Period of any Auction Term, the period from and including the immediately preceding Dividend Payment Date to but excluding the first Settlement Date and, with respect to any subsequent Auction Dividend Period of such Auction Term, shall mean the period from and including each Settlement Date to but excluding the next succeeding Settlement Date; for greater certainty, the first Auction Dividend Period of an Auction Term shall commence on the day immediately following the last day of each Corporation Determined Term and each Dealer Determined Term unless the provisions of Part III or Part IV hereof shall have been implemented prior to such day so as to result in a Corporation Determined Term or Dealer Determined Term commencing on such day;

  (v)
  "Auction Procedures" shall mean the procedures set forth in Part V hereof for determining the applicable dividend rate for the Series E Preferred Shares from time to time during an Auction Term;

  (vi)
  "Auction Term" shall mean any term of not less than two consecutive Auction Dividend Periods with respect to which the Auction Procedures apply commencing on the first day of the first of such Auction Dividend Periods and terminating on the last day of any subsequent Auction Dividend Period which immediately precedes the beginning of a Corporation Determined Term or a Dealer Determined Term, as the case may be;

  (vii)
  "Average Daily Prime Rate" shall mean, for any day, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Daily Prime Rate of the Banks on such day; provided that, if on such day there shall be no Daily Prime Rate for one or more of the banks, the Average Daily Prime Rate for such day shall be the average of the Daily Prime Rates of the other Bank or Banks as the case may be, and further provided that, if on such day there shall be no Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for any of the Banks, the Average Daily Prime Rate for such day shall be 1.5% above the average yield per annum on 91-day Government of Canada Treasury bills as reported by the Bank of Canada for the most recent weekly tender preceding such day;

  (viii)
  "Average Prime Rate" shall mean, for any period consisting of one or more days, the arithmetic average, rounded to the nearest one-hundredth of one percent (0.01%), of the Average Daily Prime Rate for each day during such period;

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    (ix)
    "Banks" shall mean Canadian Imperial Bank of Commerce, The Royal Bank of Canada, The Toronto-Dominion Bank, Bank of Montreal and The Bank of Nova Scotia, and the term "Bank" shall mean one of the Banks and, for the purposes of this definition, "Banks" shall include any bank with which one or more of such Banks may merge and any bank which may become a successor to the business of one of such Banks;

    (x)
    "Business Day" shall mean a day on which The Toronto Stock Exchange or any successor stock exchange is open for business and, for the purpose of Part V hereof, the principal offices of the Auction Manager, in Toronto, Ontario, are open for business;

    (xi)
    "Corporation Determined Quarterly Dividend Rate" shall have the meaning ascribed thereto in Part III hereof;

    (xii)
    "Corporation Determined Term" shall mean a term selected by Parentco consisting of one or more consecutive Dividend Periods, commencing on a Dividend Payment Date or a Settlement Date and terminating on the last day of the last Dividend Period selected by Parentco, to which the provisions of Part III hereof shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term, provided that such term and the dividend rate applicable thereto have been approved by the holders of Series E Preferred Shares in accordance with section III.3 hereof;

    (xiii)
    "Current Dividend Rate" shall be the rate per annum which has been determined in accordance with section V.4.(b) hereof for the next succeeding Auction Dividend Period;

    (xiv)
    "Daily Prime Rate" shall mean, for any Bank, on any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest such Bank will charge on Canadian dollar loans to customers in Canada and designated by such Bank as its prime rate;

    (xv)
    "Dealer Determined Quarterly Dividend Rate" shall have the meaning ascribed to that term in Part IV hereof;

    (xvi)
    "Dealer Determined Term" shall mean a term selected by a Dealer consisting of one or more consecutive Dividend Periods, commencing on a Dividend Payment Date or Settlement Date and terminating on the last day of the last Dividend Period selected by such Dealer, to which the provisions of Part IV hereof shall apply for the purpose of determining the dividend to be paid on each Dividend Payment Date relating to such term;

    (xvii)
    "Dividend Payment Dates" shall mean the fourteenth day of each of the months of February, May, August and November in each year;

    (xviii)
    "Dividend Period" shall mean the period from and including the date of issue of the Series E Preferred Shares to but excluding the first Dividend Payment and, thereafter, the period from and including each Dividend Payment Date to but excluding the next succeeding Dividend Payment Date except for the first Dividend Period following an Auction Term, in which case "Dividend Period" shall mean the period from and including the most recent Settlement Date of the Auction Term to but excluding the next succeeding Dividend Payment Date which falls at least three calendar months after the said Settlement Date;

    (xix)
    "hereof" and similar expressions mean or refer to the provisions relating to the Series E Preferred Shares;

    (xx)
    "Reuters Screen" means the display designated as page "CDOR" on the Reuter Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for the purpose of displaying Canadian dollar bankers' acceptance rates and Government of Canada Treasury bill rates; and

    (xxi)
    "Settlement Date" shall mean the first Business Day following an Auction Date.

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  (b)
  In the event that any date on which any dividend on the Series E Preferred Shares is payable, or on or by which any other action is required to be taken by Parentco hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

  (c)
  In the event of the non-receipt of a cheque by a holder of Series E Preferred Shares entitled to such cheque, or the loss or destruction thereof, Parentco, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to Parentco, shall issue to such holder a replacement cheque for the amount of such cheque.

  (d)
  The provisions of Part III hereof with respect to the fixing of a Corporation Determined Quarterly Dividend Rate for a Corporation Determined Term may be used by Parentco from time to time during any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period (other than during the first Auction Dividend Period within an Auction Term), as the case may be, provided that in such circumstances such provisions are initiated no earlier than 60 days and no later than 45 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or are initiated no earlier than 25 days and no later than 20 days prior to the end of the current Auction Dividend Period, as the case may be.

  (e)
  The provisions of Part IV hereof with respect to the solicitation of Dealer Offers for the purpose of fixing a Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, may be used by Parentco from time to time during any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period (other than during the first Auction Dividend Period within an Auction Term), as the case may be, provided that in such circumstances such provisions are initiated no earlier than 30 days and no later than 25 days prior to the expiry of the current Corporation Determined Term or Dealer Determined Term, or are initiated no earlier than 13 days and no later than 10 days prior to the end of the current Auction Dividend Period, as the case may be.

  (f)
  The provisions of Part V hereof shall apply following the end of any Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, unless at any such time a Corporation Determined Quarterly Dividend Rate is in effect in accordance with the provisions of Part III hereof or a Dealer Determined Quarterly Dividend Rate is in effect in accordance with the provisions of Part IV hereof and the provisions of section IV.2(g) hereof are fully complied with.

  (g)
  For the purposes hereof, including Part I, Part III, Part IV and Part V hereof, "accrued and unpaid dividends" means the aggregate of (i) all unpaid dividends on the Series E Preferred Shares in respect of any Dividend Payment Date for any completed Dividend Period and in respect of any Auction Dividend Payment Date for any completed Auction Dividend Period and (ii) the amount calculated as though dividends on each Series E Preferred Share had been accruing on a day to day basis in a manner consistent with Section I.2 hereof from and including the Dividend Payment Date or Auction Dividend Payment Date in respect of the most recently completed of the Dividend Periods or Auction Dividend Periods, as the case may be, to but excluding the date on which the computation of accrued dividends is to be made; provided that, for the purpose of calculating accrued and unpaid dividends payable on (x) the Redemption Date in the event notice of redemption of the Series E Preferred Shares has been given pursuant to the provisions of Section I.5, (y) the purchase date in the case of any purchase of Series E Preferred Shares made under section I.6, or (z) the relevant date for the purposes of section I.8, the Average Prime Rate, if applicable to the calculation of Parentco Determined Quarterly Dividend Rate for a Corporation Determined Term or the calculation of the Dealer Determined Quarterly Dividend Rate for a Dealer Determined Term, shall be determined based on the period of 90 days ending on a day not more than 15 days prior to the Redemption Date or purchase date and set out in the applicable notice of redemption or invitation for tenders (as the case may be) or ending on the relevant date for the purposes of section 1.8, as the case may be.

  (h)
  The index and the headings of the various sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

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2.     Notices

  (a)
  Any notice or other communication from Parentco provided for herein, including, without limitation, any notice of redemption, shall be in writing and shall be sufficiently given if delivered or if sent by ordinary unregistered first class prepaid mail to the holders of Series E Preferred Shares at their respective addresses appearing on the securities register of Parentco or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to Parentco, or if given to such holders by telex or telecopier communication. Notwithstanding the foregoing, any notice given under Part III, IV or V hereof shall be given by telex or telecopier communication, if possible. Accidental failure to give any notices or other communications to one or more holders of Series E Preferred Shares shall not affect the validity of the notices or other communications properly given or any action, including the redemption of all or any part of the Series E Preferred Shares, taken pursuant to such properly given notices or other communications but, upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders and shall have the same force and effect as if given in due time.

  (b)
  If the Board of Directors of Parentco determines that mail service is or is threatened to be interrupted at the time when Parentco is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to the holder of any Series E Preferred Shares, whether in connection with the redemption of such shares or otherwise, Parentco may, notwithstanding the provisions hereof:

  (i)
  give such notice by means of publication once in each of the two successive weeks in newspapers of general circulation published or distributed in Toronto and Montreal; and

  (ii)
  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the transfer agent for the Series E Preferred Shares at its principal office in Toronto, and such cheque and/or certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (i) above, provided that, as soon as the Board of Directors of Parentco determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such holder, shall be sent by mail as herein provided.

  (c)
  Notice given by Parentco by mail shall be deemed to be given on the day upon which it is mailed unless on the day of such mailing an actual disruption of mail services has occurred in the province in or to which such notice is mailed. Notice given by Parentco by publication shall be deemed to be given on the day on which the first publication is completed in each city in which notice is required to be published, and notice given by Parentco by telex or telecopier shall be deemed to be given on the day on which it is sent (or, if such day is not a Business Day, on the next following Business Day). Notice given to Parentco pursuant to the provisions hereof shall be deemed to be given on the date of actual receipt thereof by Parentco.

3.     Amendment

  The provisions hereof may be repealed, altered, modified or amended but only with the prior approval of the holders of Series E Preferred Shares given in accordance with section II.4 in addition to any vote, authorization, confirmation or approval required by the Act.

4.     Approval of Holders of Series E Preferred Shares

  The approval of the holders of Series E Preferred Shares required as to any and all matters referred to herein (in addition to or as distinct from any vote, authorization, confirmation or approval required by the Act) may be given by an instrument or instruments in writing signed by the holders of all of the issued and outstanding Series E Preferred Shares or by a resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of Series E Preferred Shares duly called for that purpose and held in accordance with clause (8) of the provisions attaching to the Class C Preferred Shares as a class, mutatis mutandis.

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5.     Tax Election

  Parentco shall elect, in the manner and within the time provided under section 191.2 of the Income Tax Act (Canada) or any successor or replacement provision of similar effect, to pay tax at a rate such that, and shall take all other necessary action under such Act that, no holder of Series E Preferred Shares shall be required to pay tax on dividends received on the Series E Preferred Shares under section 187.2 of Part IV.1 of such Act or any successor or replacement provision of similar effect.

III.  PART III — CORPORATION DETERMINED RATE PROCEDURES

1.     Definitions

  For the purposes of this Part III, the following expressions have the following meanings:

  (a)
  "Bankers' Acceptance Rate", for any day, shall mean the average bid rate for three-month Canadian dollar bankers' acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the average quoted bid rates of the Banks for three-month Canadian dollar bankers' acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

  (b)
  "Corporation Determined Percentage" shall mean a percentage of the Average Prime Rate or of the Bankers' Acceptance Rate to be selected by Parentco and set forth in the notice referred to in section III.2 hereof;

  (c)
  "Corporation Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by Parentco in its notice pursuant to section III.2 hereof, which annual dividend rate shall be one of:

  (i)
  Corporation Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made based on the Average Prime Rate for the three calendar months ending on the last day of the calendar month prior to the calendar month during which the Dividend Payment Date for which the determination is being made falls;

  (ii)
  Corporation Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made; or

  (iii)
  a fixed annual percentage rate.

  Terms defined in Part II, Part IV or Part V hereof and used but not defined in this Part III shall have the meanings attributed thereto in Part II, Part IV or Part V, as the case may be.

2.     Determination of New Dividend Rate

  No earlier than 60 days and no later than 45 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or no earlier than 25 days and no later than 20 days prior to the end of the current Auction Dividend Period (and provided such Auction Dividend Period is not the first Auction Dividend Period within the Auction Term), as the case may be, Parentco may notify the holders of Series E Preferred Shares of a proposed Corporation Determined Quarterly Dividend Rate for a proposed Corporation Determined Term. Such notification to such holders shall also:

  (i)
  specify a date by which each holder must notify Parentco in writing of its acceptance of the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term, if such holder intends to accept such rate and term, which date shall be at least 35 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or at least 15 days prior to the end of the current Auction Dividend Period, as the case may be; and

  (ii)
  specify that the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term shall become effective for the purposes of determining the dividends to

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    be paid on the Dividend Payment Dates for Dividend Period during such proposed Corporation Determined Term only if all of the holders of Series E Preferred Shares accept such rate and term.

3.     Acceptance of Corporation Determined Quarterly Dividend Rate

  If,

  (i)
  by the time prescribed in paragraph (i) of section III.2 hereof, all of the holders of Series E Preferred Shares have accepted the proposed Corporation Determined Quarterly Dividend Rate and the proposed Corporation Determined Term as evidenced by notice in writing to Parentco, and

  (ii)
  at least 30 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or at least 12 days prior to the end of the current Auction Dividend Period, as the case may be, Parentco has notified all of such holders that each of them has agreed with Parentco on such rate and term;

  such Corporation Determined Quarterly Dividend Rate and Corporation Determined Term shall apply for the purposes of determining the dividend to be paid on the Series E Preferred Shares on each Dividend Payment Date in respect of Dividend Periods during such Corporation Determined Term.

4.     Termination of Application

  Notwithstanding the acceptance of a Corporation Determined Quarterly Dividend Rate and a Corporation Determined Term as provided for in this Part III, Parentco may notify the holders of Series E Preferred Shares that Parentco does not intend to implement application of Parentco Determined Quarterly Dividend Rate and Corporation Determined Term as set forth in the notification to holders provided that such notification is given by Parentco prior to the end of the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part IV hereof may be applied in accordance with such Part, failing which the provisions of Part V hereof shall be applied in accordance with such Part. Any such notification shall not limit or restrict the right of Parentco, prior to the expiry or any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend period, as the case may be, to implement the provisions of this Part III by forwarding a notification to the holders of Series E Preferred Shares.

5.     Miscellaneous

  In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part III, the Board of Directors of Parentco (or any person or persons designated by the Board of Directors) may, in such manner as it shall determine in its sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of Parentco (which shall be provided to holders of Series E Preferred Shares) shall be conclusive.

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IV.    PART IV — DEALER BIDS PROCEDURES

1.
Definitions

        For the purposes of this Part IV, the following expressions have the following meanings:

  (a)
  "Bankers' Acceptance Rate", for any day, shall mean averaged bid rate for three-month Canadian dollar bankers' acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the averaged quoted bid rates of the banks for three-month Canadian dollars bankers' acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

  (b)
  "Dealer" shall mean any registered investment dealer or other person permitted by law to perform the functions required of a Dealer in this Part IV;

  (c)
  "Dealer Determined Percentage" shall mean a percentage of the Average Prime Rate or the Bankers' Acceptance Rate to be selected by each Dealer and to be set forth in each Dealer Offer in accordance with section IV.2(b) hereof;

  (d)
  "Dealer Determined Quarterly Dividend Rate" shall mean one-quarter of the annual dividend rate specified by the Dealer in the Accepted Dealer Offer referred to in section IV.2(c) hereof which shall be one of:

  (i)
  the Dealer Determined Percentage of the Average Prime Rate determined quarterly for each Dividend Payment Date immediately following the Dividend Period for which such determination is being made based on the Average Prime Rate for the three calendar months ending on the last day of the calendar month prior to the calendar month during which the Dividend Payment Date for which the determination is being made falls;

  (ii)
  the Dealer Determined Percentage of the Bankers' Acceptance Rate determined on the first Business Day of the Dividend Period for which such determination is being made; or

  (iii)
  a fixed annual percentage rate;

  (e)
  "Dealer Offer" shall mean a written irrevocable and unconditional offer from a Dealer in response to a Notice Requesting Bids to purchase all of the Series E Preferred Shares outstanding on the last day of the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, at a purchase price per Series E Preferred Share equal to $25.00 and containing the information specified in section IV.2(b) hereof;

  (f)
  "Dealer Response Date" shall have the meaning ascribed thereto in section IV.2(a) hereof;

  (g)
  "Notice Requesting Bids" shall mean a notice from Parentco to one or more Dealers requesting them to submit Dealer Offers as provided for in section IV.2(a) hereof; and

  (h)
  "Notification to Holders" shall mean the notification from Parentco to holders of Series E Preferred Shares of the acceptance of a Dealer Offer as provided for in section IV.2(d) hereof.

  Terms defined in Part II and Part V hereof and used but not defined in this Part IV shall have the meanings attributed thereto in Part II and Part V.

2.
Bids by Dealers

(a)
No earlier than 30 days and no later than 25 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or no earlier than 13 days and no later than 10 days prior to the end of the current Auction Dividend Period (and provided such Auction Dividend Period is not the first Auction Dividend Period within an Auction Term), as the case may be, Parentco may solicit bids from one or more Dealers for the purchase of all of the Series E Preferred Shares. Such

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    solicitation shall be contained in a Notice Requesting Bids to be sent by Parentco to such Dealers which notice shall:

    (i)
    invite each Dealer to submit to Parentco a Dealer Offer; and

    (ii)
    specify a date, which date shall not be more than 10 days after the giving of such notice except if such notice is given during an Auction Dividend Period, in which case the date specified shall not be more than 5 days after the giving of such notice, by which any such offer must be received (the "Dealer Response Date") by Parentco.

  (b)
  Each Dealer receiving a Notice Requesting Bids may submit a Dealer Offer provided such Dealer does so by the Dealer Response Date and provided that such Dealer Offer specifies:

  (i)
  for the purpose of determining the Dealer Determined Quarterly Dividend Rate in the event such Dealer's Dealer Offer is accepted under section IV.2(c):

  (A)
  the Dealer Determined Percentage of the Average Prime Rate (to be determined as described in paragraph (i) of the definition hereof of "Dealer Determined Quarterly Dividend Rate");

  (B)
  the Dealer Determined Percentage of the Bankers' Acceptance Rate (to be determined as described in paragraph (ii) of the definition herein of "Dealer Determined Quarterly Dividend Rate"); or

  (C)
  a fixed annual percentage rate;

  (ii)
  a Dealer Determined Term for which the rate referred to in paragraph (i) of this section IV.2(b) shall apply; and

  (iii)
  the amount of any fees to be paid by Parentco to the Dealer in respect of the Series E Preferred Shares in the event the Dealer's Offer is accepted by Parentco.

  (c)
  If Parentco wishes to accept a Dealer Offer, it shall signify such acceptance on or before 15 days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or on or before 5 days prior to the end of the current Auction Dividend Period, as the case may be, by notice to the Dealer whose Dealer Offer it accepts (an "Accepted Dealer Offer"). The Dealer Determined Quarterly Dividend Rate and Dealer Determined Term specified in the Accepted Dealer Offer shall apply for the purposes of determining the dividends to be paid on the Series E Preferred Shares on each Dividend Payment Date in respect of Dividend Periods during such Dealer Determined Term, provided the provisions of section IV.2(g) hereof are fully complied with. The Dealer whose Dealer Offer is accepted will be required to purchase all of the Series E Preferred Shares not retained by the existing holders on the last day of the current Corporation Determined Term or the Dealer Determined Term or on the Settlement Date immediately following the current Auction Dividend Period, as the case may be, on the terms contained in the Accepted Dealer Offer.

  (d)
  Concurrently with its acceptance of a Dealer Offer, and in any event not later than 15 days prior to the end of the Current Corporation Determined Term or Dealer Determined Term, or not later than 5 days prior to the end of the current Auction Dividend Period, as the case may be, Parentco shall notify (a "Notification to Holders") each existing holder of Series E Preferred Shares that Parentco has accepted a Dealer Offer. Such notification shall:

  (i)
  specify the Dealer Determined Quarterly Dividend Rate to apply to the Series E Preferred Shares;

  (ii)
  specify the Dealer Determined Term for which the Dealer Determined Quarterly dividend Rate referred to in paragraph (i) of this section IV.2(d) shall apply;

  (iii)
  notify such holders of the right of each holder either to sell all or some of the Series E Preferred Shares it holds to such Dealer or to continue to hold all or some of the Series E Preferred Shares it holds;

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    (iv)
    notify such holders of the date (which shall be not more than ten days and not less than six days prior to the end of the current Corporation Determined Term or Dealer Determined Term, or not more than three days and not less than two days prior to the end of the current Auction Dividend Period, as the case may be) by which Parentco must have received written notice from such holder of its decision to sell all or some of the Series E Preferred Shares it holds as provided for in section IV.2(e) hereof;

    (v)
    notify such holders that any holder of Series E Preferred Shares that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Series E Preferred Shares then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders; and

    (vi)
    identify the Dealer whose Dealer Offer has been accepted.

  (e)
  Upon receipt of the Notification to Holders, an existing holder of Series E Preferred Shares may elect to sell Series E Preferred Shares in accordance with the terms specified in such Notification to Holders by notifying Parentco in writing of such decision and of the number of shares to be sold. Each holder of Series E Preferred Shares who elects to sell all or some of its Series E Preferred Shares shall, together with such notice, deposit the certificate or certificates representing the Series E Preferred Shares which such holder desires to sell (with the transfer panel on such certificate duly completed and signed or, in the alternative, with a duly completed stock transfer power of attorney accompanying such certificate or certificates) at the registered office of Parentco, or at any place where the Series E Preferred Shares may be transferred or any other place or places in Canada specified by Parentco to holders of Series E Preferred Shares in the Notification to Holders. If a holder of Series E Preferred Shares wishes to sell only some of the Series E Preferred Shares represented by any share certificate or certificates, the holder may deposit the certificate or certificates, as aforementioned, and Parentco shall issue and deliver to such holder, at the expense of Parentco, a new share certificate representing the Series E Preferred Shares which are not being delivered for sale. Any holder of Series E Preferred Shares that fails to respond to the Notification to Holders by the date specified for response therein will be deemed to have elected to continue to hold all of the Series E Preferred Shares then held by it subject to the terms and conditions as to the Dealer Determined Quarterly Dividend Rate and the Dealer Determined Term which are set forth in the Notification to Holders. Parentco shall have all such powers and authority as may be necessary to determine finally the adequacy of all transfer instruments and related matters with respect to the sale of shares by an existing holder to a Dealer hereunder. Any determination by Parentco to the effect that any instrument of transfer is incomplete or ineffective shall bind the holder intending to sell any of its Series E Preferred Shares pursuant to the provisions of this Part IV and shall also bind the Dealer in question.

  (f)
  At least one Business Day prior to the end of the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, Parentco shall notify the Dealer submitting the Accepted Dealer Offer of the number of shares to be purchased by such Dealer in accordance with section IV.2(g) hereof and of the identity of the vendor or vendors thereof.

  (g)
  On the last day of the current Corporation Determined Term, or Dealer Determined Term or on the Settlement Date immediately following the end of the Auction Dividend Period, as the case may be, the Dealer submitting the Accepted Dealer Offer shall purchase the Series E Preferred Shares from the holders specified in section IV.2(f) hereof at the purchase price set out in section IV.1(a) hereof. For the purposes of completing such purchase, the Dealer submitting the Accepted Dealer Offer shall deposit with Parentco, at its registered office, on or prior to noon (Toronto time) on such date, a certified cheque payable to Parentco, as agent for the vendor or vendors referred to in section IV.2(f) hereof, representing the aggregate purchase price for the Series E Preferred Shares to be purchased pursuant to this section IV.2(g) together with a direction as to registration particulars with respect to such Series E Preferred Shares to be purchased. Upon receipt of such certified cheque as aforesaid, Parentco shall deliver to the vendor or vendors at the registered office of Parentco cheques payable to the vendor or vendors in payment of the purchase price for such Series E Preferred Shares (less any tax

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    required to be deducted and withheld therefrom) against delivery of the certificates therefor duly completed in accordance with section IV.2(a), and delivery of such cheques by Parentco shall be deemed to be payment and shall satisfy and discharge all liability for such purchase price to the extent of the amount represented by such cheques (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheques are not paid on due presentation.

3.
Termination of Application

  Notwithstanding the acceptance of a Dealer Offer as provided for in this Part IV, Parentco may notify the holders of Series E Preferred Shares that Parentco does not intend to implement application of the Dealer Determined Quarterly Dividend Rate and Dealer Determined Term as set forth in the Notification to Holders, provided that such notification is given by Parentco prior to the end of the current Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be. In such circumstances, the provisions of Part V hereof shall be applied in accordance with such Part and, for greater certainty, the Dealer whose Dealer Offer has been accepted shall not be obliged to purchase any Series E Preferred Shares pursuant to such Dealer Offer. Any such notification shall not limit or restrict the right of Parentco, prior to the end of any subsequent Corporation Determined Term, Dealer Determined Term or Auction Dividend Period, as the case may be, to implement the provisions of this Part IV by forwarding a Notice Requesting Bids to one or more Dealers.

4.
Miscellaneous

  In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation of application of the procedures set forth in this Part IV, the Board of Directors of Parentco (or any person or persons designated by the Board of Directors) may, in such manner as it shall determine in its sole discretion, interpret such procedures in order to deal with such inconsistency, ambiguity or uncertainty and any such determination evidenced by a certificate of the Secretary of Parentco (which shall be provided to holders of Series E Preferred Shares) shall be conclusive.

V.     PART V — AUCTION PROCEDURES

1.
Definitions

  For the purposes of this Part V, the following expressions have the following meanings:

  (a)
  "Auction Manager" shall mean the trust corporation (which may be an affiliate of Parentco) duly appointed or to be appointed from time to time by Parentco as Auction Manager in respect of the Series E Preferred Shares pursuant to the Auction Manager Agreement;

  (b)
  "Auction Manager Agreement" shall mean an agreement made between the Auction Manager and Parentco which provides, among other things, that the Auction Manager will follow the procedures set forth in this Part V for the purposes of determining the Current Dividend Rate for the Series E Preferred Shares;

  (c)
  "Available Shares" shall have the meaning specified in paragraph (i) of section V.4.(a) hereof;

  (d)
  "Bankers' Acceptance Rate", for any day, shall mean the average bid rate for one-month Canadian dollar bankers' acceptances which appears on the Reuters Screen as of 10:00 a.m., Toronto time, on that day. If such rate does not appear on the Reuters Screen, the rate on that day shall be determined on the basis of the average quoted bid rates of the Banks for one-month Canadian dollar bankers' acceptances for settlement on that day accepted by the Banks as of 10:00 a.m., Toronto time, on that day;

  (e)
  "Bid" and "Bids" shall have the respective meanings specified in section V.2.(a) hereof;

  (f)
  "Bidder" and "Bidders" shall have the respective meanings specified in section V.2.(a) hereof;

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  (g)
  "Dealer" shall mean any registered investment dealer or other entity permitted by law to perform the functions required of a Dealer in this Part V, that has entered into a Dealer Agreement with the Auction Manager that remains effective;

  (h)
  "Dealer Agreement" shall mean an agreement between the Auction Manager and a Dealer pursuant to which the Dealer agrees to participate in Auctions in compliance with the procedures set forth in this Part V;

  (i)
  "Existing Holder" shall mean a holder of Series E Preferred Shares (i) who has signed a Purchaser's Letter, (ii) who has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Existing Holder submits information pursuant to section V.2.(a) hereof, and (iii) who is registered in the ledger maintained by the Auction Manager in respect of holders of Series E Preferred Shares;

  (j)
  "held by" with respect to any Series E Preferred Shares registered in the name of the Auction Manager shall include such shares beneficially owned by an Existing Holder but does not include, with respect to such shares, the Auction Manager;

  (k)
  "Hold Order" and "Hold Orders" shall have the respective meanings specified in section V.2.(a) hereof;

  (l)
  "Maximum Rate" with respect to any Auction Dividend Period shall mean the Bankers' Acceptance Rate determined on the Auction Date immediately preceding the beginning of such Auction Dividend Period plus 0.40%;

  (m)
  "Order" and "Orders" shall have the respective meanings specified in section V.2.(a) hereof;

  (n)
  "Potential Holder" shall mean any person, including any Existing Holder, (i) who has executed a Purchaser's Letter, (ii) who has delivered or caused to be delivered such Purchaser's Letter to the Auction Manager and to any Dealer to which such Potential Holder submits information pursuant to section V.2.(a) hereof and (iii) who may be interested in acquiring Series E Preferred Shares (or, in the case of an Existing Holder, additional Series E Preferred Shares);

  (o)
  "Purchaser's Letter" shall mean a letter addressed to the Auction Manager and a Dealer in which a person agrees, among other things, to be bound by the Auction Procedures in the event such person participates in an Auction;

  (p)
  "Remaining Shares" shall have the meaning specified in paragraph (iv) of section V.5.(a) hereof;

  (q)
  "Sell Order" and "Sell Orders" shall have the respective meanings specified in section V.2.(a) hereof;

  (r)
  "Submission Deadline" shall mean 11:00 a.m., Toronto time, on any Auction Date or such later time on any Auction Date, as specified by the Auction Manager from time to time, by which Dealers are required to submit Orders to the Auction Manager;

  (s)
  "Submitted Bid" and "Submitted Bids" shall have the respective meanings specified in section V.4.(a) hereof;

  (t)
  "Submitted Hold Order" and "Submitted Hold Orders" shall have the respective meanings specified in section V.4.(a) hereof;

  (u)
  "Submitted Order" and "Submitted Orders" shall have the respective meanings specified in section V.4.(a) hereof;

  (v)
  "Submitted Sell Order" and "Submitted Sell Orders" shall have the respective meanings specified in section V.4.(a) hereof;

  (w)
  "Sufficient Clearing Bids" shall have the meaning specified in section V.4.(a) hereof; and

  (x)
  "Winning Bid Rate" shall mean the dividend rate per annum determined in accordance with section V.4.(a) hereof.

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2.
Orders by Existing Holders and Potential Holders

(a)
Prior to the Submission Deadline on each Auction Date:

(i)
each Existing Holder may submit to a Dealer information as to the number of Series E Preferred Shares, if any, held by such Existing Holder, which such Existing Holder:

(A)
desires to continue to hold without regard to the Current Dividend Rate; and/or

(B)
desires to continue to hold, provided that the Current Dividend Rate shall not be less than the dividend rate per annum specified by such Existing Holder; and/or

(C)
offers to sell without regard to the Current Dividend Rate; and

(ii)
Potential Holders may submit to a Dealer offers to purchase Series E Preferred Shares, provided that any such offer shall be effective only if the Current Dividend Rate shall not be less than the dividend rate per annum specified by such Potential Holder.

The communication to a Dealer of the information referred to in this Section V.2.(a) is an "Order" and, collectively, are "Orders", and each Existing Holder and each Potential Holder placing an Order is a "Bidder" and, collectively, are "Bidders"; an Order containing the information referred to in subparagraph (i)(A) of this section V.2.(a) is a "Hold Order" and, collectively, are "Hold Orders"; an Order containing the information referred to in subparagraph (i)(B) or paragraph (ii) of this section V.2.(a) is a "Bid" and, collectively, are "Bids"; and an Order containing the information referred to in subparagraph (i)(C) of this section V.2.(a) is a "Sell Order" and, collectively, are "Sell Orders".

  (b)
  (i)  A Bid by an Existing Holder shall constitute an irrevocable offer to sell at a price per Series E Preferred Share equal to $25.00:

    (A)
    the number of Series E Preferred Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is less than the rate specified in such Bid; or

    (B)
    the number of Series E Preferred Shares specified in such Bid, or a lesser number to be determined as set forth in paragraph (iv) of section V.5.(a) hereof, if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid;

    (C)
    the number of Series E Preferred Shares specified in such Bid if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do exist; or

    (D)
    a lesser number of Series E Preferred Shares to be determined as set forth in paragraph (iii) of section V.5.(b) hereof if the rate specified in such Bid is higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

  (ii)
  A Sell Order by an Existing Holder shall constitute an irrevocable offer to sell at a price per Series E Preferred Share equal to $25.00:

  (A)
  the number of Series E Preferred Shares specified in such Sell Order if Sufficient Clearing Bids do exist; or

  (B)
  a lesser number of Series E Preferred Shares to be determined as set forth in paragraph (iii) of section V.5.(b) hereof if Sufficient Clearing Bids do not exist.

  (iii)
  A Bid by a Potential Holder shall constitute an irrevocable offer to purchase at a price per Series E Preferred Share equal to $25.00:

  (A)
  the number of Series E Preferred Shares specified in such Bid if the Winning Bid Rate determined on the applicable Auction Date is higher than the rate specified in such Bid;

  (B)
  the specified number or a lesser number of Series E Preferred Shares to be determined as set forth in paragraph (v) of section V.5.(a) hereof if the Winning Bid Rate determined on such Auction Date is equal to the rate specified in such Bid; or

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      (C)
      the specified number of Series E Preferred Shares if the rate specified in such Bid is equal to or lower than the Maximum Rate and Sufficient Clearing Bids do not exist.

  (c)
  A rate specified by an Existing Holder or Potential Holder in any Bid shall be a fixed annual percentage rate or a specified percentage of the Bankers' Acceptance Rate determined on the relevant Auction Date.

  (d)
  If none of the holders of Series E Preferred Shares is an Existing Holder for the purposes of this Part V on any date which would be an Auction Date hereunder, the Current Dividend Date for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on the Auction Date.

3.
Submission of Orders by Dealers to the Auction Manager

(a)
Each Dealer shall submit to the Auction Manager in writing in accordance with its Dealer Agreement prior to the Submission Deadline on each Auction Date all Orders obtained by such Dealer and specifying with respect to each Order:

(i)
the name of the Bidder placing such Order;

(ii)
the aggregate number of Series E Preferred Shares that are the subject of the Order;

(iii)
to the extent that the Bidder is an Existing Holder, the number of Series E Preferred Shares, if any, subject to any:

(A)
Hold Order placed by such Existing Holder;

(B)
Bid placed by such Existing Holder and the rate specified in such Bid; and/or

(C)
Sell Order placed by such Existing Holder; and

(iv)
to the extent that the Bidder is a Potential Holder, the rate specified in the Bid of such Potential Holder.

(b)
If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Manager shall round such rate up to the next highest one-thousandth of one percent (0.001%).

(c)
If for any reason an Order or Orders covering in the aggregate all the Series E Preferred Shares held by an Existing Holder is not submitted to the Auction Manager prior to the Submission Deadline, the Auction Manager shall deem a Hold Order to have been submitted on behalf of such Existing Holder covering the number of Series E Preferred Shares held by such Existing Holder and not subject to Orders submitted to the Auction Manager.

(d)
If one or more Orders covering in the aggregate more than the number of Series E Preferred Shares held by any Existing Holder are submitted to the Auction Manager, such Orders shall be considered valid as follows and in the following order of priority:

(i)
all Hold Orders shall be considered valid, but only up to and including, in the aggregate, the number of Series E Preferred Shares held by such Existing Holder, and, solely for purposes of allocating compensation among the Dealers submitting Hold Orders, if the number of Series E Preferred Shares subject to such Hold Orders exceeds the number of Series E Preferred Shares held by such Existing Holder, the number of Series E Preferred Shares subject to each such Hold Order shall be reduced pro rata to cover the number of Series E Preferred Shares held by such Existing Holder;

(ii)
(A)  any Bid shall be considered valid up to and including the excess of the number of Series E Preferred Shares held by such Existing Holder over the number of Series E Preferred Shares subject to any Hold Order referred to in paragraph (i) of this section V.3.(d);

(B)
subject to subparagraph (ii)(A) of this section V.3.(d), if more than one Bid with the same rate is submitted on behalf of such Existing Holder and the number of Series E Preferred Shares subject to such Bids is greater than such excess, such Bids shall be considered valid up

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        to the amount of such excess, and, solely for purposes of allocating compensation among the Dealers submitting Bids with the same rate, the number of Series E Preferred Shares subject to each Bid with the same rate shall be reduced pro rata to cover the number of Series E Preferred Shares equal to such excess;

      (C)
      subject to subparagraph (ii)(A) of this section V.3.(d), if more than one Bid with different rates is submitted on behalf of such Existing Holder, such Bids shall be considered valid in the ascending order of their respective rates up to the amount of such excess; and

      (D)
      in any event, the number, if any, of such Series E Preferred Shares subject to Bids not valid under this paragraph (ii) shall be treated as the subject of a Bid by a Potential Holder; and

    (iii)
    all Sell Orders shall be considered valid but only up to and including, in the aggregate, the excess of the number of Series E Preferred Shares held by such Existing Holder over the sum of the Series E Preferred Shares subject to Hold Orders referred to in paragraph (i) of this section V.3.(d) and valid Bids by Existing Holders referred to in paragraph (ii) of this section V.3.(d).

  (e)
  If more than one Bid is submitted on behalf of any Potential Holder, each Bid submitted shall be a separate Bid.

4.
Determination of Sufficient Clearing Bids, Winning Bid Rate and Current Dividend Rate.

(a)
On the Submission Deadline on each Auction Date, the Auction Manager shall assemble all Orders submitted or deemed submitted to it by the Dealers (each such Order as submitted or deemed submitted by a Dealer being individually a "Submitted Hold Order", a "Submitted Bid" or a "Submitted Sell Order", as the case may be, or a "Submitted Order" and, collectively, "Submitted Hold Orders", "Submitted Bids" or "Submitted Sell Orders", a "Submitted Bid" or a "Submitted Sell Order" as the case may be, or "Submitted Orders") and shall determine:

(i)
the excess of (a) the total number of Series E Preferred Shares held by Existing Holders issued and outstanding over (b) the number of Series E Preferred Shares that are the subject of Submitted Hold Orders (such excess being the "Available Shares");

(ii)
from the Submitted Orders, whether:

(A)
the number of Series E Preferred Shares that are the subject of Submitted Bids by Potential Holders specifying one or more rates equal to or lower than the Maximum Rate;

      exceeds or is equal to the sum of:

      (B)
      (I)  the number of Series E Preferred Shares that are the subject of Submitted Bids by Existing Holders specifying one or more rates higher than the Maximum Rate; and

      (II)
      the number of Series E Preferred Shares that are the subject of Submitted Sell Orders;

    and if such excess of equality exists (other than because all of the Series E Preferred Shares are the subject of Submitted Hold Orders), then such Submitted Bids in subparagraph (A) hereof shall be "Sufficient Clearing Bids"; and

    (iii)
    if Sufficient Clearing Bids exist, the lowest rate specified in the Submitted Bids which if the Auction Manager accepted:

    (A)
    (I)  each Submitted Bid from Existing Holders specifying that lowest rate, and

    (II)
    all other Submitted Bids from Existing Holders specifying lower rates,

      thus entitling those Existing Holders to continue to hold the aggregate number of Series E Preferred Shares that are specified in those Submitted Bids; and

      (B)
      (I)  each Submitted Bid from Potential Holders specifying that lowest rate, and

      (II)
      all other Submitted Bids from Potential Holders specifying lower rates,

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      thus entitling those Potential Holders to purchase the aggregate number of Series E Preferred Shares that are specified in those Submitted Bids;

      would result in such Existing Holders described in subparagraph (A) hereof continuing to hold an aggregate number of Series E Preferred Shares which, when added to the aggregate number of Series E Preferred Shares to be purchased by such Potential Holders described in subparagraph (B) hereof, would equal not less than the number of Available Shares. This lowest rate is the "Winning Bid Rate".

  (b)
  Promptly after the Auction Manager has made the determinations pursuant to section V.4.(a) hereof, the Auction Manager shall advise Parentco of the Bankers' Acceptance Rate and, based on such determinations, of the dividend rate applicable to the Series E Preferred Shares for the next succeeding Auction Dividend Period (the "Current Dividend Rate") as follows:

  (i)
  if Sufficient Clearing Bids exist, that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Winning Bid Rate so determined;

  (ii)
  if Sufficient Clearing Bids do not exist (other than because all of the Series E Preferred Shares are the subject of Submitted Hold Orders), that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to the Maximum Rate; or

  (iii)
  if all of the Series E Preferred Shares are the subject of Submitted Hold Orders, that the Current Dividend Rate for the next succeeding Auction Dividend Period shall be equal to 50% of the Bankers' Acceptance Rate determined on the Auction Date.

5.
Acceptance and Rejection of Submitted Bids and Submitted Sell Orders and Allocation of Shares

  Based on the determinations made pursuant to section V.4.(a) hereof, the Submitted Bids and Submitted Sell Orders shall be accepted or rejected, and the Auction Manager shall take such other action as set forth below:

  (a)
  If Sufficient Clearing Bids have been made, subject to the provisions of section V.5.(c) and V.5.(d) hereof, Submitted Bids and Submitted Sell Orders shall be accepted and rejected in the following order of priority, and all other Submitted Bids shall be rejected:

  (i)
  (A)  the Submitted Sell Order of each Existing Holder shall be accepted and (B) the Submitted Bid of each Existing Holder specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Holder to sell the Series E Preferred Shares that are the subject of such Submitted Sell Order and such Submitted Bid;

  (ii)
  the Submitted Bid of each Existing Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series E Preferred Shares that are the subject of such Submitted Bid;

  (iii)
  the Submitted Bid of each Potential Holder specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Holder to purchase the number of Series E Preferred Shares specified in such Submitted Bid;

  (iv)
  the Submitted Bid for each Existing Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus entitling each such Existing Holder to continue to hold the Series E Preferred Shares that are the subject of such Submitted Bid, unless the number of Series E Preferred Shares subject to all such Submitted Bids is greater than the total number of Available Shares minus the number of Series E Preferred Shares subject to Submitted Bids described in paragraphs (ii) and (iii) of this section V.5.(a) (the "Remaining Shares"). In this event, the Submitted Bids of each such Existing Holder described in this paragraph (iv) shall be rejected, and each such Existing Holder shall be required to sell Series E Preferred Shares, but only in an amount equal to the difference between (A) the number of Series E Preferred Shares then held by such Existing Holder subject to such Submitted Bid, and (B) the number of Series E Preferred Shares obtained by multiplying (x) the number of remaining Shares by (y) a fraction, the numerator of which shall be the number of Series E Preferred Shares held by such Existing Holder

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      subject to such Submitted Bid and the denominator of which shall be the sum of the number of Series E Preferred Shares subject to such Submitted Bids made by all such Existing Holders who specified a rate equal to the Winning Bid Rate; and

    (v)
    the Submitted Bid of each Potential Holder specifying a rate that is equal to the Winning Bid Rate shall be accepted but only in an amount equal to the number of Series E Preferred Shares obtained by multiplying (A) the excess, if any, of the total number of Available Shares over the number of Series E Preferred Shares subject to accepted Submitted Bids described in clauses (ii), (iii) and (iv) of this subjection V.5. (a) by (B) a fraction, the numerator of which shall be the number of Series E Preferred Shares specified in such Submitted Bid and the denominator of which shall be the sum of the number of Series E Preferred Shares subject to Submitted Bids made by all Potential Holders who specified a rate equal to the Winning Bid Rate.

  (b)
  If Sufficient Clearing Bids have not been made (other than because all of the Series E Preferred Shares are subject to Submitted Hold Orders), subject to the provisions of sections V.5.(c) and V.5. (d) of this Part V, Submitted Bids and Submitted Sell Orders shall be accepted or rejected in the following order of priority and all other Submitted Bids shall be rejected:

  (i)
  the Submitted Bid of each Existing Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus entitling that Existing Holder to continue to hold the Series E Preferred Shares that are the subject of such Submitted Bid;

  (ii)
  the Submitted Bid of each Potential Holder specifying any rate that is equal to or lower than the Maximum Rate shall be accepted, thus requiring such Potential Holder to purchase the number of Series E Preferred Shares specified in such Submitted Bid; and

  (iii)
  the Submitted Bid of each Existing Holder specifying any rate that is higher than the Maximum Rate shall be rejected and the Submitted Sell Order of each Existing Holder shall be accepted, in both cases only in an amount equal to the difference between (A) the number of Series E Preferred Shares then held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order and (B) the number of Series E Preferred Shares obtained by multiplying (x) the difference between the total number of Available Shares and the aggregate number of Series E Preferred Shares subject to Submitted Bids described in paragraphs (i) and (ii) of this section V.5. (b) by (y) a fraction, the numerator of which shall be the number of Series E Preferred Shares held by such Existing Holder subject to such Submitted Bid or Submitted Sell Order, and the denominator of which shall be the number of Series E Preferred Shares subject to all such Submitted Bids and Submitted Sell Orders.

  (c)
  If, as a result of the procedures described in sections V.5. (a) or V.5. (b) hereof, any Existing Holder would be entitled or required to sell, or any Potential Holder would be entitled or required to purchase, a fraction of a Series E Preferred Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, round up or down the number of Series E Preferred Shares to be purchased or sold by any Existing Holder or Potential Holder on such Auction Date so that the number of shares purchased or sold by each Existing Holder or Potential Holder shall be whole Series E Preferred Shares.

  (d)
  If, as a result of the procedures described in section V.5. (a) hereof, any Potential Holder would be entitled or required to purchase a fraction of a Series E Preferred Share on any Auction Date, the Auction Manager shall, in such manner as it shall determine in its sole discretion, allocate shares for purchase among Potential Holders so that only whole Series E Preferred Shares are purchased on such Auction Date by any Potential Holder, even if such allocation results in one or more of such Potential Holders not purchasing Series E Preferred Shares on such Auction Date.

  (e)
  Based on the results of each Auction, the Auction Manager shall determine to which Potential Holder or Potential Holders purchasing Series E Preferred Shares an Existing Holder or Existing Holders shall sell Series E Preferred Shares being sold by such Existing Holder or Existing Holders. Such purchases and sales of Series E Preferred Shares shall be completed in accordance with the procedures specified in the Purchaser's Letter on the Settlement Date by payment by each Potential Holder purchasing

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    Series E Preferred Shares, of the aggregate purchase price of the Series E Preferred Shares to be purchased from a relevant Existing Holder equal to $25.00 per Series E Preferred Share against delivery by such Existing Holder selling Series E Preferred Shares to such Potential Holder of a certificate or certificates representing the number of Series E Preferred Shares being sold, duly endorsed for transfer.

6.
Miscellaneous

  Notwithstanding the provisions of Part V hereof, the Auction Manager shall not following the Auction Procedures on the Auction Date immediately preceding: (i) the Redemption Date in the event that written notice of redemption of all the outstanding Series E Preferred Shares has been given pursuant to the provisions of section I.5. hereof or (ii) the first day of a Corporation Determined Term or Dealer Determined Term.

  In the event that there is any inconsistency, ambiguity or uncertainty in the interpretation or application of the procedures set forth in this Part, the Board of Directors of Parentco (or any person or persons designated by the Board of Directors) may, in such manner as it shall determine in its sole discretion, interpret such procedures in order to deal with any such inconsistency, ambiguity or uncertainty, and any such determination evidenced by a certificate of the Secretary of Parentco (which shall be provided to holders of Series E Preferred Shares) shall be conclusive.

Parentco Class D Redeemable Preferred Shares

E.
The Parentco Class D Redeemable Preferred Shares shall have the following rights, privileges, restrictions and conditions:

1.     Redemption

  Parentco shall, subject to the requirements of the Act, effective at 5:00 p.m. (Toronto time) on the date that the amalgamation of 4162897 Canada Limited and BPO Properties Ltd. becomes effective (or such later time as the Board of Directors of Parentco may determine by resolution) (the "Time of Redemption") redeem all of the Parentco Class D Redeemable Preferred Shares in accordance with the provisions of this Section 1. Except as hereinafter provided, no notice of redemption or other act or formality on the part of Parentco shall be required to call the Parentco Class D Redeemable Preferred Shares for redemption.

  At or before the Time of Redemption, Parentco shall deliver or cause to be delivered to CIBC Mellon Trust Company (the "Depositary"), at its principal office in the City of Toronto, a share certificate registered in the name of 4162897 Canada Limited, duly endorsed in blank for transfer, representing a number of common shares of Brookfield Properties Corporation ("Brookfield") equal to one multiplied by the number of Parentco Class D Redeemable Preferred Shares then outstanding (such common shares of Brookfield are referred to as the "Redemption Consideration"). Delivery of the aggregate Redemption Consideration in such manner shall be a full and complete discharge of Parentco's obligation to deliver the aggregate Redemption Consideration to the holders of Parentco Class D Redeemable Preferred Shares.

  From and after the Time of Redemption,

  (a)
  the Depositary shall deliver or cause to be delivered to or to the order of the respective holders of the Parentco Class D Redeemable Preferred Shares, by means of the delivery of share certificate(s) representing common shares of Brookfield registered in the names of such holders or as such holders may direct, on presentation and surrender at such office(s) of the Depositary as Parentco may determine, of the certificates representing the common shares or non-voting equity shares of BPO Properties Ltd., which were exchanged for Parentco Class D Redeemable Preferred Shares upon the amalgamation of BPO Properties Ltd. and 4162862 Canada Limited becoming effective, the total Redemption Consideration deliverable to such holders, respectively; and

  (b)
  the holders of Parentco Class D Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect of such Parentco Class D Redeemable Preferred Shares except to receive the Redemption Consideration therefor, provided that, if delivery of the Redemption

2-66

    Consideration for any Parentco Class D Redeemable Preferred Shares is not duly made by or on behalf of Parentco in accordance with the provisions hereof, the rights of such holders shall remain unaffected.

  From the Time of Redemption, the Parentco Class D Redeemable Preferred Shares in respect of which deposit with the Depositary of the Redemption Consideration is made as specified above shall be deemed to be redeemed and cancelled, Parentco shall be fully and completely discharged from its obligations with respect to the delivery of the Redemption Consideration to such holders of Parentco Class D Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Consideration deliverable to them on presentation and surrender of the said certificates held by them respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Redemption Consideration has not been fully delivered to holders of the Parentco Class D Redeemable Preferred Shares in accordance with the provisions hereof within six years of the Time of Redemption, the interest of such holders in the Redemption Consideration shall be void, and such holders shall thereupon have no interest whatsoever in the common shares of Brookfield comprising the Redemption Consideration.

  In the event that Parentco should issue any Parentco Class D Redeemable Preferred Shares subsequent to the Time of Redemption, such shares shall be redeemed for the Redemption Consideration immediately.

2.     Priority

  The Parentco Class D Redeemable Preferred Shares shall rank junior to Parentco Class C Preferred Shares and shall be entitled to a preference over the common shares of Parentco and over any other shares ranking junior to the Parentco Class D Redeemable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or any other distribution of the assets of Parentco among its shareholders for the purpose of winding up its affairs. The Parentco Class D Redeemable Preferred Shares shall rank pari passu with the Parentco Class B Exchangeable Preferred Shares and Parentco Class A Redeemable Preferred Shares.

3.     Dividends

  The holders of the Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.

4.     Voting Rights

  Except as otherwise provided in the Act, the holders of the Parentco Class D Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Parentco.

5.     Liquidation, Dissolution or Winding-Up

  In the event of the liquidation, dissolution or winding-up of Parentco, whether voluntary or involuntary, or in the event of any other distribution of the assets of Parentco among its shareholders for the purpose of winding-up its affairs, the holders of Parentco Class D Redeemable Preferred Shares shall be entitled to receive, subject to applicable law, before any amount shall be paid, or any property or assets of Parentco shall be distributed to the holders of Common Shares or to any other class of shares ranking junior to the Parentco Class D Redeemable Preferred Shares as to such entitlement, 1 common share of Brookfield in respect of each Parentco Class D Redeemable Preferred Share held. After receipt of such amount as hereinbefore provided, the holders of the Parentco Class D Redeemable Preferred Shares shall not be entitled to share in any further distribution of the property or assets of Parentco.

6.     Amendment With Approval of Holders of the Parentco Class D Redeemable Preferred Shares

  The rights, privileges, restrictions and conditions attached to the Parentco Class D Redeemable Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Parentco Class D Redeemable Preferred Shares given as hereinafter specified.

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7.     Approval of Holders of the Parentco Class D Redeemable Preferred Shares

  The approval of the holders of the Parentco Class D Redeemable Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Parentco Class D Redeemable Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of the Parentco Class D Redeemable Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of Parentco Class D Redeemable Preferred Shares or passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of the Parentco Class D Redeemable Preferred Shares duly called for that purpose.

  The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time prescribed by the by-laws of Parentco with respect to meetings of shareholders, or if not so prescribed, as required by the Canada Business Corporations Act as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Parentco Class D Redeemable Preferred Shares as a class, each holder of Parentco Class D Redeemable Preferred Shares entitled to vote thereat shall have one vote in respect of each Parentco Class D Redeemable Preferred Share held.

8.     Notices

  Any notice, cheque, notice of redemption or other communication from Parentco herein provided for shall be either sent to the holders of the Parentco Class D Redeemable Preferred Shares by first class mail, postage prepaid, or delivered by hand to such holders, at their respective addresses appearing on the securities register of Parentco or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to Parentco. Accidental failure to give any such notice, notice of redemption or other communication to one or more holders of Parentco Class D Redeemable Preferred Shares shall not affect the validity thereof, but, upon such failure being discovered, a copy of the notice, notice of redemption or other communication, as the case may be, shall be sent or delivered forthwith to such holder or holders. Unless otherwise provided herein, any notice, request, certificate or other communication from a holder of Parentco Class D Redeemable Preferred Shares herein provided for shall be either sent to Parentco by first class mail, postage prepaid, or delivered by hand to Parentco at its registered office.

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SCHEDULE B

TO APPENDIX 2

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS

OF

AMALCO SHARE CAPITAL

        The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as follows:

Common Shares

The common shares of Amalco shall have attached thereto the following rights, privileges, restrictions and conditions:

  Dividends

          Subject to the rights of the holders of any class of shares of Amalco entitled to receive dividends in priority to or rateably with the holders of the common shares, the holders of the common shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of Amalco out of the assets of Amalco properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.

  Voting Rights

          The holders of the common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each common share held at such meetings, except a meeting of holders of a particular class or series of shares other than the common shares who are entitled to vote separately as a class or series at such meeting.

  Liquidation, Dissolution or Winding-Up

          In the event of the liquidation, dissolution or winding-up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such distribution in priority to or rateably with the holders of the common shares, be entitled to receive the remaining property and assets of Amalco.

  Priority

          The common shares of Amalco shall rank junior to the Class A Preferred Shares of Amalco with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs.

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APPENDIX 3

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

        The procedure to be followed by a shareholder or preferred shareholder who intends to dissent from the special resolution (the "Special Resolution") approving the amalgamation of BPO Properties Ltd. (the "Corporation") and 4162897 Canada Limited (the "Amalgamation") described in the accompanying management proxy circular and who wishes to require the Corporation (the "Corporation") to acquire his shares or preferred shares and pay him the fair value thereof, determined as of the close of business on the day before the special resolution is adopted, is set out in section 190 of the Canada Business Corporations Act (the "CBCA").

        Section 190 provides that a shareholder may only make a claim under that section with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 190 in respect of shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

        A registered shareholder who wishes to invoke the provisions of section 190 of the CBCA must send to the Corporation a written objection to the Special Resolution (the "Notice of Dissent") at or before the time fixed for the shareholders meeting at which the Special Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the Special Resolution, but a vote either in person or by proxy against the Special Resolution does not constitute a Notice of Dissent. A vote in favour of the Special Resolution, will deprive the registered shareholder of further rights under section 190 of the CBCA.

        Within 10 days after the adoption of the Special Resolution by the shareholders, the Corporation is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Special Resolution or withdrawn his objection (a "Dissenting Shareholder") that the Special Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the Special Resolution, or, if he does not receive such notice, within 20 days after he learns that the Special Resolution has been adopted, send to the Corporation a written notice (the "Demand for Payment") containing his name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Corporation or its transfer agent. The Corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 190 of the CBCA and shall forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send his share certificates, he has no right to make a claim under section 190 of the CBCA.

        After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Corporation makes a written offer to pay (the "Offer to Pay"); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his

3-1

Demand for Payment; or (iii) the directors of the Corporation revoke the special resolution relating to the Amalgamation, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

        Not later than seven days after the later of the effective date of the Amalgamation and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days of the acceptance, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

        If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the Amalgamation or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the Superior Court of Justice of Ontario for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

        On making an application to the court, the Corporation shall give to each Dissenting Shareholder who has sent to the Corporation a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. All Dissenting Shareholders whose shares have not been purchased by the Corporation shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

        The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Amalgamation until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder. The cost of any application to a court by the Corporation or a Dissenting Shareholder will be in the discretion of the court.

        The above is only a summary of the dissenting shareholder provisions of the CBCA, which are technical and complex. It is suggested that a shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

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APPENDIX 4

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

SECTION 190 OF THE

CANADA BUSINESS CORPORATIONS ACT

        190.  (1)  Right to Dissent. — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going-private transaction or a squeeze-out transaction.

        (2)   Further right. — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

      (2.1)  If one class of shares. — The right to dissent described in subsection (2) applies even if there is only one class of shares.

        (3)   Payment for shares. — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

        (4)   No partial dissent. — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (5)   Objection. — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

        (6)   Notice of resolution. — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

        (7)   Demand for payment. — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

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        (8)   Share certificate. — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

        (9)   Forfeiture. — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

       (10)  Endorsing certificate. — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

       (11)  Suspension of rights. — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

  (a)
  the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

  (c)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

       (12)  Offer to pay. — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

  (a)
  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

       (13)  Same terms. — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

       (14)  Payment. — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

       (15)  Corporation may apply to court. — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

       (16)  Shareholder application to court. — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

       (17)  Venue. — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

       (18)  No security for costs. — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

       (19)  Parties. — On an application to a court under subsection (15) or (16),

  (a)
  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

4-2

  (b)
  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

       (20)  Powers of court. — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

       (21)  Appraisers. — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

       (22)  Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

       (23)  Interest. — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

       (24)  Notice that subsection (26) applies. — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

       (25)  Effect where subsection (26) applies. — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

  (a)
  withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

       (26)  Limitation. — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

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APPENDIX 5

INDEPENDENT VALUATION AND FAIRNESS OPINION

         May 22, 2003

The Special Committee of the Board of Directors
BPO Properties Ltd.
BCE Place
181 Bay Street, Suite 330
P.O. Box 770
Toronto, Ontario
M5J 2T3

To the Special Committee:

        RBC Dominion Securities Inc. ("RBC"), a member company of RBC Capital Markets, understands that BPO Properties Ltd. ("BPO" or the "Company") and Brookfield Properties Corporation ("Brookfield") are contemplating an amalgamation (the "Amalgamation") between the Company and a wholly-owned subsidiary of Brookfield whereby each of the common shares (the "Shares") of the Company not already held, directly or indirectly, by Brookfield will be exchanged for, at the option of each holder of Shares, either (i) $27.83 in cash per Share held, (ii) 0.9386 Brookfield common shares per Share held, (iii) $13.00 in cash plus one-half of a Brookfield common share per Share held, or (iv) any other combination of cash and Brookfield common shares as elected by the holder, provided that the total of (a) the product of the fraction of a Brookfield common share received by the holder in respect of each Share held and $29.65 and (b) the amount of cash received by the holder in respect of each Share held does not exceed $27.83. The terms of the Amalgamation will be more fully described in a management proxy circular (the "Circular") which will be mailed to holders of Shares in connection with the Amalgamation.

        RBC also understands that a committee (the "Special Committee") of members of the board of directors (the "Board") of the Company who are independent of Brookfield has been constituted to consider the Amalgamation and make recommendations thereon to the Board. RBC was instructed by the Special Committee that the Amalgamation is a "going private transaction" within the meaning of Rule 61-501 of the Ontario Securities Commission and Quebec Securities Commission Policy Statement Q-27 (collectively, the "Policies"). The Special Committee has retained RBC to provide advice and assistance to the Special Committee in evaluating the Amalgamation, including the preparation and delivery to the Special Committee of a formal valuation (the "Valuation") of the Shares in accordance with the requirements of the Policies and RBC's opinion (the "Fairness Opinion") as to the fairness of the consideration under the Amalgamation, from a financial point of view, to holders of Shares other than Brookfield and its associates and affiliates (the "Minority Shareholders"). The Valuation and Fairness Opinion have been prepared in accordance with the guidelines of the Investment Dealers Association of Canada.

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Engagement

        The Special Committee initially contacted RBC regarding a potential advisory assignment in April 2003, and RBC was formally engaged by the Special Committee through an agreement between the Company and RBC (the "Engagement Agreement") dated May 2, 2003. The terms of the Engagement Agreement provide that RBC is to be paid $350,000 for the Valuation and Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Valuation and Fairness Opinion in their entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

Relationship With Interested Parties

        Neither RBC nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Brookfield or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Brookfield or any of their respective associates or affiliates, within the past two years other than the services provided under the Engagement Agreement and as described herein. In 2003, RBC was engaged by The Residences of No. 10 Bellair Inc., an affiliate of the Company, in connection with the sale of the retail component of the Company's 100 Bloor Street West development property. In 2002, RBC was engaged by the Company in connection with the sale of a 50% interest in the Bankers Hall property in Calgary. In 2001, RBC arranged a $378 million financing relating to the Bankers Hall property in Calgary. RBC has, within the past twenty-four month period, participated as an underwriter in 11 financings totaling approximately $1.7 billion for Brascan Corporation ("Brascan"), Brookfield's majority shareholder, and certain of Brascan's associates and affiliates, including Brookfield, but RBC has not been the lead or co-lead underwriter for any such financings except for (i) two public offerings of preferred securities of Brascan totaling $250 million in 2001 and 2002, and (ii) a $175 million public offering of debentures of Falconbridge Limited, an affiliate of Noranda Inc., which is an associate of Brascan, in 2001. There are no understandings, agreements or commitments between RBC and the Company, Brookfield or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Brookfield or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Valuation or the Fairness Opinion or the successful outcome of the Amalgamation. Royal Bank of Canada, of which RBC is a wholly-owned subsidiary, provides banking services to the Company, Brookfield and certain other associates and affiliates of Brascan in the normal course of business.

        RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Brookfield or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Brookfield or the Amalgamation.

Credentials of RBC Capital Markets

        RBC is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Valuation and Fairness Opinion expressed herein represent the opinions of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

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Scope of Review

        In connection with our Valuation and Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

  1.
  the most recent draft, dated May 22, 2003, of the Circular (the "Draft Circular");

  2.
  audited financial statements of the Company for each of the five years ended December 31, 2002;

  3.
  the draft unaudited interim report of the Company for the quarter ended March 31, 2003;

  4.
  annual reports of the Company for each of the two years ended December 31, 2002;

  5.
  the Notice of Annual Meeting of Shareholders and Management Proxy Circulars of the Company for each of the two years ended December 31, 2001;

  6.
  annual information forms of the Company for each of the two years ended December 31, 2002;

  7.
  unaudited property cash flows for the Company for the year ended December 31, 2002;

  8.
  the unaudited internal management budget of the Company on a consolidated basis and segmented by property for the year ending December 31, 2003;

  9.
  unaudited projected property cash flows for the Company, prepared by management of the Company, for the years ending December 31, 2004 through December 31, 2013;

  10.
  independent appraisals of certain of the Company's properties;

  11.
  various co-ownership agreements relating to certain of the properties owned by the Company;

  12.
  documents setting out the rights, privileges, restrictions and conditions attaching to each of the Company's five series of cumulative redeemable preferred shares, and prospectus filings in respect of the three such series that are publicly traded;

  13.
  discussions with senior management of the Company;

  14.
  discussions with the Company's auditors and legal counsel;

  15.
  discussions with Davies Ward Phillips & Vineberg LLP, counsel to the Special Committee;

  16.
  site visits to certain of the Company's properties;

  17.
  public information relating to the business, operations, financial performance and stock trading history of the Company, Brookfield and other selected public companies considered by us to be relevant;

  18.
  public information with respect to other transactions of a comparable nature considered by us to be relevant;

  19.
  public information regarding the real estate industry generally and office property companies in particular;

  20.
  representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Valuation and Fairness Opinion are based; and

  21.
  such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

        RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC.

Prior Valuations

        The Company has represented to RBC that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or its securities in the past twenty-four month period.

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Assumptions and Limitations

        With the Special Committee's approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company, and their consultants and advisors (collectively, the "Information"). The Valuation and Fairness Opinion are conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

        Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Valuation and Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Amalgamation and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Amalgamation necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any if its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Valuation or Fairness Opinion.

        In preparing the Valuation and Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Amalgamation will be met and that the disclosure provided or incorporated by reference in the Draft Circular with respect to the Company, Brookfield and their respective subsidiaries and affiliates and the Amalgamation is accurate in all material respects.

        The Valuation and Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Brookfield and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Valuation and Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Amalgamation.

        The Valuation and Fairness Opinion have been provided for the use of the Special Committee and the Board and may not be used by any other person or relied upon by any other person other than the Special Committee and the Board without the express prior written consent of RBC. The Valuation and Fairness Opinion are given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation or Fairness Opinion which may come or be brought to RBC's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation or Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Valuation or Fairness Opinion.

        RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation or Fairness Opinion. The preparation of a valuation or fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Neither the Valuation nor the Fairness Opinion is to be construed as a recommendation to any holder of Shares as to whether to vote their Shares in favour of the Amalgamation.

5-4

Overview of the Company

        BPO is a leading real estate investment company focused on the ownership of premier commercial office properties in selected markets in Canada. The Company's office properties are generally in core downtown locations and are occupied by tenants of superior credit quality. The Company's 11 office properties total approximately 5.7 million square feet ("sf") based on BPO's owned share of gross leasable area ("GLA") and, by size, are located approximately 53% in Calgary, 36% in Toronto and 11% in Vancouver. BPO also owns one community shopping center in suburban Ottawa, and three development projects relating to mixed-use properties in Toronto.

Definition of Fair Market Value

        For purposes of the Valuation, fair market value means the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. RBC has not made any downward adjustment to the value of the Shares to reflect the liquidity of the Shares, the effect of the Amalgamation or the fact that the Shares held by the Minority Shareholders do not form part of a controlling interest.

Valuation of the Shares

  Valuation Methods

        RBC's primary valuation methodology in preparing the Valuation was an after-tax net asset value ("NAV") approach. As a test of the NAV range obtained, RBC also reviewed precedent transactions involving public real estate entities, including an analysis of the implied capitalization rates ("cap rates") of net operating income ("NOI") and implied multiples of funds from operations ("FFO").

        RBC also reviewed the trading multiples of comparable public companies involved in the real estate industry generally, and office property companies in particular, from the perspective of whether a public market value analysis might exceed NAV or precedent transaction values. However, RBC concluded that public company multiples implied values that were at or below NAV and precedent transaction values. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, RBC did not rely on this methodology.

  Net Asset Value Analysis

        The NAV approach ascribes a separate value for each category of asset and liability, utilizing the methodology appropriate in each case. The sum of total assets less total liabilities yields the NAV.

        There are seven key components to BPO's NAV:

  i)
  property portfolio;

  ii)
  loan portfolio;

  iii)
  secured debt;

  iv)
  preferred shares;

  v)
  income taxes and tax deductions;

  vi)
  other assets and liabilities; and

  vii)
  capitalized general and administrative ("G&A") expenses.

  Property Portfolio

        The Company's property portfolio consists of 11 office properties, one retail property and three development projects relating to mixed-use properties. RBC used primarily a discounted cash flow ("DCF") analysis approach to the valuation of BPO's office properties. The DCF approach takes into account the amount, timing and relative certainty of projected unlevered free cash flows expected to be generated by the

5-5

Company. The DCF approach requires that certain assumptions be made regarding, among other things, future cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.

        Ten-year unlevered free cash flow projections for each office property were provided by management of the Company. RBC reviewed the assumptions in the projections and determined that material adjustments were not necessary. Appropriate discount rates and reversionary cap rates for each property were selected based on precedent private market transactions and RBC's knowledge of current real estate pricing parameters. The discount rates and reversionary cap rates used by RBC for the Company's office properties ranged from 9.4% to 12.3% and 7.5% to 10.0%, respectively.

        The resultant DCF values were reviewed on the basis of price per square foot, going-in cap rate and average yield to ensure these measures were also consistent with market pricing parameters. RBC also noted that interests in approximately 62% of the Company's office properties by value have traded in the market within the past two years and RBC reviewed the prices paid in such transactions as a check on the results of the DCF analysis.

        The table below presents the aggregate projected unlevered free cash flows from the Company's interest in its existing office properties used by RBC in its base case projections. RBC has not assumed any acquisitions or disposals of properties over the forecast period.

BPO Office Property Portfolio
Consolidated Unlevered Free Cash Flows

	Years Ending December 31,
(C$ millions)	2003P	2004P	2005P	2006P	2007P	2008P	2009P	2010P	2011P	2012P	2013P
NOI	$98.9	$108.8	$111.9	$116.4	$118.9	$120.3	$124.0	$126.0	$128.3	$134.8	$132.4
Less: Capital Expenditures	13.5	7.3	6.6	4.7	4.0	4.6	4.8	5.9	1.9	2.7	3.1
Less: Leasing Costs	10.4	9.7	6.6	6.3	6.5	9.5	9.6	11.4	19.7	13.1	8.7

Free Cash Flow	$75.0	$91.8	$98.7	$105.4	$108.4	$106.2	$109.6	$108.6	$106.7	$119.1	$120.6

        The Company's one retail property is under contract for sale to a third party and for purposes of the NAV analysis it has been included at the contract price.

        For BPO's three development properties, RBC used primarily a DCF analysis approach for Hudson's Bay Centre, a price per square foot of permitted density approach for Bay-Adelaide Centre, and the expected cash proceeds from the sale of retail and condominium units for the Company's 100 Bloor Street West development which is substantially completed.

        For Hudson's Bay Centre, ten-year unlevered free cash flow projections were provided by management of the Company. RBC reviewed the assumptions in the projections and determined that material adjustments were not necessary. Based on RBC's knowledge of current real estate pricing parameters, the discount rates and reversionary cap rate used ranged from 12.0% to 12.5% and 9.0%, respectively. RBC deducted the remaining "costs to complete" associated with the redevelopment activities at this property from the DCF value.

        The Company also has interests in certain land parcels held for future development, which RBC has valued on a price per acre basis.

        The foregoing analyses resulted in a total value for the Company's property portfolio of between $1.34 billion and $1.39 billion.

  Loan Portfolio

        The Company's loan portfolio has an outstanding balance of $90.7 million including accrued interest as at March 31, 2003. Most of the loans are secured by the ownership interest of co-owners of certain of the Company's properties and the balance relate to lending activities between 1993 and 1998 prior to BPO's

5-6

transformation from a real estate and mezzanine lender to a real estate operating company. Three loans comprise approximately 80% of the portfolio. RBC reviewed the terms and coupon rates of the loans and applied a $9.0 million mark-to-market adjustment to reflect the fact that certain of the loans are on below market terms. RBC also reviewed the portfolio and the current payment record with management of the Company. Based on our review of the portfolio and discussions with management, for purposes of our NAV analysis a further provision ranging from nil to $3.2 million has been deducted. This analysis results in a value for the loan portfolio of $78.6 million to $81.7 million, compared to BPO's gross book value of $81.7 million.

  Secured Debt

        The Company has total secured property level debt of approximately $694.9 million as at March 31, 2003. For the fixed rate debt of $663.2 million, the weighted average coupon rate is slightly above market with a weighted average term of approximately 7.3 years and a weighted average interest rate of approximately 7.09%. Based on current Government of Canada Bond yields and real estate lending spreads, RBC estimates that marking the debt to market decreases the Company's NAV by approximately $34.8 million.

  Preferred Shares

        The Company has approximately $381.7 million of perpetual preferred shares outstanding in three public series and two private series that all rank pari passu. The public series total $211.7 million and pay dividends based on a yield of 70% of the prime lending rate ("Prime"). The private series total $170.0 million and pay dividends based on a yield of 40 basis points over the 30-day bankers' acceptance rate. The preferred shares are grandfathered under the taxable preferred share rules. This financing could not be replaced on competitive terms today, resulting in a significant financial benefit to the value of the Shares.

        For the purposes of our NAV analysis, RBC utilized two approaches in valuing the preferred shares:

  i)
  estimated market value; and

  ii)
  estimated repurchase pricing.

        The estimated market value approach values the preferred shares based on an appropriate market trading yield given the credit rating and quality of the preferred shares. The estimated repurchase pricing approach estimates a price at which the Company could repurchase all of the preferred shares through an offer to existing preferred shareholders. Each of these approaches represents an estimate of the financial benefit that accrues to the Shares as a result of the attractive terms of the preferred shares.

        The three public series of preferred shares closed at prices ranging from $15.30 to $15.50 per $25.00 par value on May 21, 2003, representing yields of 112% to 113% of Prime. This yield is slightly higher than other comparably rated perpetual preferred shares, in part reflecting BPO's participation in the real estate sector and the relatively low trading liquidity of the Company's preferred shares.

        Under the estimated market value approach, we have used a market trading yield of 110% of Prime, which results in a discount to book value for the preferred shares of approximately $134.2 million. This yield is slightly lower than the current market yield of the Company's preferred shares, reflecting, in part, an adjustment for the relatively low trading liquidity of the Company's preferred shares. Under the estimated repurchase pricing approach we have used a purchase price of $0.85 per $1.00 par value for the three public series and $0.90 per $1.00 par value for the two private series (reflecting, in part, their higher dividend rate versus the public series), which results in a discount to book value of $48.8 million.

  Income Taxes and Tax Deductions

        The Company has approximately $309.3 million of non-capital tax loss carryforwards ("LCFs") in its various corporate entities as at March 31, 2003. The amount of LCFs was reduced by the difference between the new cost basis that a purchaser could obtain on an acquisition of all of BPO's properties and the historical tax basis of the Company's assets. The value of the remaining LCFs has been estimated based on an analysis of the net present value ("NPV") of the incremental tax shelter available to the Company from the available losses. BPO's future taxable income was projected based on the Company's current assets and debt, assuming no acquisitions,

5-7

dispositions or refinancings. Both the cash income taxes payable during the projection period and the cash taxes payable on recaptured CCA at the end of the projection period were included. The NPV of the difference in income tax payable was calculated at $8.9 million to $17.8 million, which has been added to BPO's NAV.

  Other Assets and Liabilities

        The Company has a number of historic contingent liabilities, certain of which have been risk adjusted based on discussions with the Company's management and general counsel. Based on the above analysis, on a risk adjusted basis, RBC has deducted between $27.8 million and $37.8 million from the Company's NAV.

        BPO's other non-real estate assets and liabilities, including working capital, were valued at their book value for purposes of RBC's NAV analysis, except for (i) deferred expenses related to tenant inducements and financing costs which were given no value, and (ii) a small portfolio of private investments having a book value of value of $3.6 million which was included in BPO's NAV at a value of $1.0 million. Given that RBC's NAV analysis is based on the Company's balance sheet at March 31, 2003, RBC also added $4.2 million in estimated free cash flow generated from March 31, 2003 to the date hereof to BPO's NAV.

  Capitalized General and Administrative Expenses

        Brookfield performs all of the Company's corporate functions and provides the services of senior management under a service agreement for payment of $4.6 million annually. RBC estimates that the corporate non-recoverable G&A expenses of the Company assuming an internal management infrastructure would be approximately $7.5 million. For the purposes of our NAV analysis, we have deducted an amount of $32.2 million to $52.5 million for the capitalized cost of the G&A expenses based on a 7.0x multiple.

  Summary

        The following table summarizes RBC's NAV analysis:

(C$ millions, except per share amounts)	Low	High
Properties	$1,337.2	$1,391.8
Loan Portfolio	78.6	81.7
Cash and Equivalents	684.7	684.7
Other Assets	14.8	14.8

Total Assets	2,115.2	2,173.0
Mortgages	694.9	694.9
Mark-to-Market Adjustment	34.8	34.8
Contingencies	37.8	27.8
Other Liabilities	57.8	57.8
Capitalized G&A Expense	52.5	32.2
Preferred Shares	333.0	247.6

Pre-Tax Equity	904.05	1,078.0
Income Tax Adjustment	8.9	17.8

After-Tax Equity	913.5	1,095.9

Shares Outstanding	28.5	28.5
After-Tax NAV per Share	$32.03	$38.42

  Sensitivity Analysis

        In completing our NAV analysis, RBC performed a variety of sensitivity analyses. Variables sensitized included cap rates, occupancy rates and rental rates. A change of 0.25% in going-in cap rates changes the Company's NAV by approximately $1.20 per Share before taxes. A change of 1% in occupancy rates changes NAV by approximately $0.40 per Share before taxes. A change of $0.50 per sf in rental rates changes NAV by approximately $0.50 per Share before taxes. A change of $10 million in the value of any of the loan portfolio,

5-8

preferred shares, LCFs, other assets or liabilities, or capitalized G&A expenses changes NAV by approximately $0.35 per Share before taxes. The results of these sensitivity analyses are reflected in our judgment as to the appropriate values resulting from the NAV approach.

  Precedent Transactions Analysis

        The following table illustrates the multiples of FFO and cap rates of NOI at which recent transactions have been completed involving Canadian public real estate entities.

(C$ millions) Announcement Date	Target	Acquiror	Enterprise Value	FFO Multiple(1)	Implied Cap Rate(2)
November 12, 2001	Goldlist Properties Inc.	Acktion Corporation	$447.0	7.1x	11.1%
August 20, 2001	Oxford Properties Group Inc.	OMERS	$3,457.8	8.8x	8.4%
January 12, 2001	Bentall Corporation	SITQ Immobilier	$1,617.9	7.8x	9.1%
November 6, 2000	Revenue Properties(3)	Acktion Corporation	$1,511.8	6.6x	10.2%
July 24, 2000	Gentra Inc.(4)	Brookfield Properties Corp.	$1,668.6	5.6x	11.0%
July 21, 2000	Acanthus Real Estate Corp.	Cadim Inc.	$436.2	9.4x	9.6%
June 26, 2000	Centrefund Realty(3)	Gazit Group	$1,117.6	7.6x	9.0%
May 25, 2000	Cambridge Shopping Centres	Ivanhoe	$3,713.7	10.2x	9.4%
December 1, 1999	Cadillac Fairview	Ontario Teachers	$5,676.2	9.2x	9.4%
September 7, 1999	Avista REIT	Summit REIT	$370.9	9.1x	9.3%
March 15, 1999	RealFund Trust	RioCan REIT	$727.2	9.5x	8.0%

Notes:

(1)
FFO multiple is based on analysts' consensus current year forecasts at the time of the transaction.

(2)
Equal to NOI calculated by either (i) last quarter annualized NOI for entities owning primarily office, industrial and residential assets or (ii) latest twelve months for entities owning primarily retail assets, divided by transaction enterprise value, less non-NOI producing assets.

(3)
Partial bid.

(4)
Not successfully completed.

        In selecting appropriate FFO multiples and cap rates to apply to the Company, RBC considered the characteristics of the entities involved in the above transactions including, among other things, the size, quality and mix of their assets. Several of the precedent transactions involved entities whose properties were diversified by asset class or whose assets were smaller and perceived to be of lower quality than the Company's. RBC also notes that several of these transactions involved going private transactions or insider bids where an opinion was rendered that the consideration was inadequate from a financial point of view to the minority shareholders. Based on the foregoing, RBC considers appropriate ranges of FFO multiples and NOI cap rates for the Company to be 8.5x to 9.5x and 8.25% to 8.75%, respectively. Given the high proportion of cash and other financial assets held by BPO, we have applied these multiples and cap rates to the Company's real estate income and added back cash and loans. This analysis implies values per Share as follows:

FFO (excluding interest income)	$1.14 per Share
Multiple	8.5x	9.5x
	$9.67	$10.81
Cash and Loans per Share	$25.98	$25.98

Implied Value per Share	$35.66	$36.79
NOI	$101.9 million
Cap Rate	8.75%	8.25%
Implied Value per Share	$35.79	$38.26

5-9

  Benefits to Brookfield of Acquiring the Shares Held by Minority Shareholders

        In arriving at our opinion of the value of the Shares, we reviewed and considered whether any distinctive material value will accrue to Brookfield through the acquisition of all the Shares held by the Minority Shareholders as contemplated in the Amalgamation. We concluded that there were no material specific operational benefits that would accrue to Brookfield such as reduced operating costs, increased revenues, higher asset utilization or any other operational benefits, other than the elimination of public company costs.

  Valuation Conclusion

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the fair market value of the Shares is in the range of $32.50 to $38.00 per Share.

Fairness Opinion

  Factors Considered

        In considering the fairness of the consideration under the Amalgamation, from a financial point of view, to the Minority Shareholders, we principally considered and relied upon the following:

  i)
  an assessment of the value per Share of the consideration under the Amalgamation;

  ii)
  a comparison of the value per Share of the consideration under the Amalgamation to the range of fair market values of the Shares under the Valuation; and

  iii)
  a comparison of the range of premiums offered under the Amalgamation to premiums paid in recent Canadian going private transactions and in recent Canadian real estate transactions.

  Value of Consideration

        RBC has not prepared a valuation of the Brookfield common shares being offered as non-cash consideration under the Amalgamation. RBC understands that the Company intends to rely on an exemption under the Policies from obtaining a valuation of the Brookfield common shares on the basis that (i) a liquid market exists for Brookfield common shares, (ii) the maximum number of Brookfield common shares to be issued under the Amalgamation constitutes 10% or less of the total number of Brookfield common shares currently outstanding, (iii) the Brookfield common shares to be issued under the Amalgamation are freely tradeable, (iv) RBC is of the opinion that a valuation of the Brookfield common shares is not required, and (v) neither the Company nor Brookfield has any knowledge of any material non-public information concerning Brookfield or the Brookfield common shares that has not been generally disclosed. RBC is of the opinion that a valuation of the Brookfield common shares is not required, given that, among other things (i) under the Amalgamation, Minority Shareholders will be receiving a minority interest in Brookfield and will not be able to effect a sale of 100% of Brookfield, making it inappropriate to consider methodologies to assess the value of Brookfield common shares that are based on the assumption of a change of control transaction, (ii) the maximum number of Brookfield common shares to be issued under the Amalgamation represents less than 1.9% of the total number of Brookfield common shares currently outstanding, (iii) the average total daily trading volume of Brookfield common shares was approximately 303,000 during the 90 trading days immediately prior to Brookfield's announcement (the "Announcement") of the Amalgamation on April 28, 2003, and (iv) Brookfield common shares trade on a comparable basis and in a manner generally consistent with other comparable, publicly traded real estate entities. In assessing the value per Share of the consideration under the Amalgamation, RBC relied on the market trading value approach to determine the value of Brookfield common shares.

5-10

        The average trading prices for Brookfield common shares over various time periods are shown below:

Brookfield Common Shares
Current(1)	$29.50
Closing Price on April 25, 2003(2)	$29.65
10-Day Weighted Average(3)	$29.81
20-Day Weighted Average(3)	$29.49
30-Day Weighted Average(3)	$29.23
60-Day Weighted Average(3)	$28.54

Notes:

(1)
Closing May 21, 2003.

(2)
Last trading day prior to the Announcement.

(3)
The 10-, 20-, 30- and 60-day weighted averages are for periods ended April 25, 2003, the last trading day prior to the Announcement.

        RBC believes it is most appropriate to use the current market trading price of $29.50 per Brookfield common share for purposes of assessing the value per Share of the consideration under the Amalgamation.

        The value of the consideration received under the Amalgamation depends on the option selected by each Minority Shareholder. The implied values under the three primary alternatives available to Minority Shareholders, based upon the value of $29.50 per Brookfield common share provided above, are outlined below:

Alternative	Consideration	Implied Value
Cash Option	$27.83 cash	$27.83
Share Option	0.9386 Brookfield common shares	$27.69
Cash and Share Option	$13.00 cash plus 0.5 Brookfield common shares	$27.75

        Given that Minority Shareholders have the option to elect to exchange all of their Shares for $27.83 in cash per Share held, which is greater than the value of the consideration per Share under the other options outlined above, we have used a value per Share of the consideration under the Amalgamation of $27.83.

  Comparison of Value Per Share Under the Amalgamation to the Valuation

        The value per Share of the consideration under the Amalgamation is below the range of fair market value of the Shares under the Valuation.

  Comparable Transaction Premiums

        Our review of other transactions in the Canadian equity market where controlling shareholders successfully acquired publicly traded minority interests identified 42 such transactions with a value over $10 million over the past five years. Success was defined as acquiring at least one-half of the minority shares outstanding at the time of the transaction. Defining the premium for this purpose as the amount by which the value per share offered under the relevant transaction exceeded the closing price of the shares on the principal trading exchange on the day immediately prior to announcement of the transaction resulted in premiums as follows:

Highest	Lowest	Mean	Median
97%	-5%	32%	28%

        The range of premiums paid in the above transactions is very wide. Although every transaction has its own particular circumstances and direct comparison of any single transaction to the Amalgamation is difficult, we believe that the 42 transactions reviewed, in the aggregate, provide a useful comparison benchmark.

5-11

        The value per share under the Amalgamation of $27.83 represents a premium of 5.0% to the $26.50 closing price of the Shares on April 25, 2003, the last trading day prior to the Announcement, which is below the average premium for similar going private transactions over the past five years.

        Our review of transactions in the Canadian equity market involving real estate entities identified 24 such transactions with a value over $10 million over the past five years. Defining the premium for this purpose as the amount by which the value per share offered under the relevant transaction exceeded the closing price of the shares on the principal trading exchange on the day immediately prior to announcement of the transaction resulted in premiums as follows:

	Highest	Lowest	Mean	Median
Premium	59%	9%	29%	24%

        The range of premiums paid in the above transactions is very wide. Although every transaction has its own particular circumstances and direct comparison of any single transaction to the Amalgamation is difficult, we believe that the 24 transactions reviewed, in the aggregate, provide a useful comparison benchmark.

        The premium under the Amalgamation of 5.0% to the closing price of the Shares immediately prior to the Announcement is below the average premium for similar public real estate entity transactions over the past five years.

  Fairness Conclusion

        Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Amalgamation is inadequate from a financial point of view to the Minority Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

5-12

LETTER OF TRANSMITTAL AND ELECTION FORM

For Use by Holders of Common Shares of

BPO PROPERTIES LTD.

        This Letter of Transmittal and Election Form (the "Letter of Transmittal") must accompany certificates representing common shares (the "Shares") of BPO Properties Ltd. ("BPO") surrendered pursuant to the Amalgamation Agreement among BPO, 4162897 Canada Limited ("Subco") and 4162862 Canada Limited ("Parentco"), which is attached as Appendix 2 to the management proxy circular of BPO (the "Circular") dated May 22, 2003. Capitalized terms used and not defined herein have the respective meanings given in the Circular.

TO:	BPO PROPERTIES LTD.
AND TO:	CIBC MELLON TRUST COMPANY, at its offices set out herein.

        The undersigned hereby represents and warrants that the undersigned owns the number of Shares represented by the share certificate(s) described below and delivered herewith and that the undersigned has good title to the Shares represented by the share certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith surrender the Shares.

Certificate Number	Name in which shares are Registered	Number of Common Shares

TOTAL

        The share certificates listed above are hereby surrendered in accordance with the instructions contained in the Shareholder Election box below. For each Share surrendered, the holder of Shares will receive Parentco Class A Redeemable Preferred Shares, and/or Parentco Class B Exchangeable Preferred Shares for Eligible Shareholders or Parentco Class D Redeemable Preferred Shares for Shareholders who are not Eligible Shareholders, or a combination thereof (collectively, the "Transaction Consideration"), in accordance with the election of the holder and on the terms as described under the heading "Transaction Consideration" on the Circular. The treatment of fractional shares is also discussed in the Circular.

        Following an election by a Shareholder prior to June 25, 2003 in accordance with the terms set out in this Letter of Transmittal or, failing that, in accordance with the default rule set out in the Circular, the undersigned authorizes and directs CIBC Mellon Trust Company to issue the Transaction Consideration to which the undersigned is entitled and to mail the Transaction Consideration to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as the same appears on the share register maintained by BPO.

        The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. In order to receive the Transaction Consideration of their choice, Shareholders (other than Dissenting Shareholders and Subco) must duly complete, execute and deliver to CIBC Mellon Trust Company this Letter of Transmittal together with the certificate(s) representing Shares and such other additional documents as are set out in the Instructions, if any, at any time prior to June 25, 2003.

SHAREHOLDER ELECTION

        In connection with the amalgamation of BPO and Subco, the undersigned hereby elects to receive the following consideration for the deposited Shares represented by the Share certificate(s) described above:

ONLY ONE OF CHOICE A, B, C OR D MAY BE ELECTED

CHOICE A — CASH OPTION
I hereby deposit:
Shares in exchange for 27.83 Parentco Class A Redeemable Preferred Shares (to be redeemed on the Redemption Date for $1 per Parentco Class A Redeemable Preferred Share) for each Share deposited by the undersigned with this Letter of Transmittal.
(insert number of Shares)
OR CHOICE B — SHARE OPTION
I hereby deposit:
Shares in exchange for, in the case of Eligible Shareholders, 0.9386 Parentco Class B Exchangeable Preferred Shares (to be exchanged on the Exchange Date for one Brookfield Share per Parentco Class B Exchangeable Preferred Share) for each Share deposited by the undersigned with this Letter of Transmittal and in the case of Shareholders who are not Eligible Shareholders, 0.9386 Parentco Class D Redeemable Preferred Shares (to be redeemed on the Redemption Date for one Brookfield Share per Parentco Class D Redeemable Preferred Share) for each Share deposited by the undersigned with this Letter of Transmittal.
(insert number of Shares)
OR CHOICE C — COMBINED OPTION
I hereby deposit:	Shares in exchange for: (i) Parentco Class A Redeemable Preferred Shares (to be redeemed on the Redemption Date for $1 per Class A Redeemable Preferred Share)
(insert number of Shares)
AND

(ii) Parentco Class B Exchangeable Preferred Shares (to be exchanged on the Exchange Date for one Brookfield Share per Parentco Class B Exchangeable Preferred Share) to Eligible Shareholders or Parentco Class D Redeemable Preferred Shares (to be redeemed on the Redemption Date for one Brookfield Share per Parentco Class D Redeemable Preferred Share) to Shareholders who are not Eligible Shareholders.
Provided that (a) the number of Parentco Class A Redeemable Preferred Shares elected multiplied by $1, plus (b) the number of Parentco Class B Exchangeable Preferred Shares elected multiplied by $29.65, in the case of Eligible Shareholders, or the number of Parentco Class D Redeemable Preferred Shares elected multiplied by $29.65, in the case of Shareholders who are not Eligible Shareholders, cannot exceed $27.83 multiplied by the number of Shares deposited by the undersigned with this Letter of Transmittal.
OR CHOICE D — $13/0.5 BROOKFIELD SHARE OPTION
I hereby deposit:	Shares in exchange for: (i) 13 Parentco Class A Redeemable Preferred Shares (to be redeemed on the Redemption Date for $1 per Parentco Class A Redeemable Preferred Share)
(insert number of Shares)
AND

(ii) In the case of Eligible Shareholders, 0.5 Parentco Class B Exchangeable Preferred Shares (to be exchanged on the Exchange Date for one Brookfield Share per Parentco Class B Exchangeable Preferred Share) or in the case of Shareholders who are not Eligible Shareholders, 0.5 Parentco Class D Redeemable Preferred Shares (to be redeemed on the Redemption Date for one Brookfield Share per Parentco Class D Redeemable Preferred Share) for each Share deposited by the undersigned with this Letter of Transmittal.

If one of the foregoing elections is not made prior to June 25, 2003, or is not properly made, the undersigned will be deemed to have elected Choice D — $13/0.5 Brookfield Share Option. Shareholders who intend to vote or have voted against the Proposed Transaction but who are not Dissenting Shareholders should complete a Letter of Transmittal if they do not wish to receive Choice D — $13/0.5 Brookfield Share Option.

The tax implications of each of the Transaction Consideration options is discussed in greater detail in the Circular under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

No fractional shares will be issued in respect of the amalgamation of BPO and Subco. Each Shareholder entitled to a fractional share will receive a cash payment on the basis of $29.65 for each whole Parentco Class B Exchangeable Preferred Share, $29.65 for each whole Parentco Class D Redeemable Preferred Share and $1 for each whole Parentco Class A Redeemable Preferred Share.

2

FOR SHAREHOLDERS WHO ARE NON-RESIDENTS OF CANADA
☐
Any Shareholder must check this box if they are a non-resident of Canada for purposes of the Income Tax Act (Canada, R.S.C., 1985, c.1, (5th Suppl.), as amended. Failure to do so may result in the notification and withholding provisions of section 116 of such act applying to the receipt of any Brookfield Shares by such Shareholders as Common Share Consideration.

FOR SHAREHOLDERS WHO HAVE SHARES THAT WERE ISSUED PURSUANT TO BPO'S DIVIDEND RE-INVESTMENT PLAN
☐
By checking this box, the undersigned represents that: (i) it has Shares in BPO's dividend re-investment plan; and (ii) it elects to include shares that were issued pursuant to BPO's dividend re-investment plan with the Shares in exchange for the undersigned's Transaction Consideration. No fractional shares issued pursuant to BPO's dividend re-investment plan will be converted with the Shares in exchange for the undersigned's Transaction Consideration.

BLOCK A
ISSUE CHEQUE/CERTIFICATE IN THE NAME OF: (please print)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Social Insurance or Social Security Number)

BLOCK C
U.S. residents/citizens must provide their Taxpayer Identification Number

BLOCK B
SEND CHEQUE/CERTIFICATE (unless Box "D" is checked) TO:
(Name)

(Street Address and Number)

(City and Province or State)
(Country and Postal (Zip) Code)

BLOCK D
☐ HOLD CHEQUE/CERTIFICATE FOR PICKUP

Signature guaranteed by (if required under Instructions (f)):	Dated:	, 2003

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instructions (f) and (g))

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

3

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

  (b)
  Each shareholder holding share certificate(s) of BPO must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to the CIBC Mellon Trust Company ("CIBC Mellon") at the office listed below.

  (c)
  The method of delivery to CIBC Mellon is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

  (d)
  If this Letter of Transmittal is signed by the registered holder(s) of the certificate(s) delivered with this Letter of Transmittal, the signature(s) must correspond exactly with the name(s) as registered or as written on the face of the certificate(s).

  (e)
  If there is more than one name appearing on the face of any certificate delivered with this Letter of Transmittal, each registered holder must sign this Letter of Transmittal.

  (f)
  If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying share certificate(s) or if payment in respect of the Redemption Consideration is to be made to a person other than the registered holder(s) of the share certificate(s), the share certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s), in either case exactly as the name or names of the registered holder(s) appear on the share certificate(s). Signatures on such share certificate(s) or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as appearing on the share certificates and must be guaranteed by a bank, a trust company or a firm having membership in a recognized stock exchange, or in some other manner satisfactory to CIBC Mellon.

  (g)
  Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

  (h)
  BPO reserves the right if it so elects in its absolute discretion to instruct CIBC Mellon to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.     Lost Share Certificates

        If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to CIBC Mellon together with a letter describing the loss. CIBC Mellon will contact you to advise of the replacement requirements.

3.     Miscellaneous

  (a)
  Additional copies of the Letter of Transmittal may be obtained from the CIBC Mellon at the offices listed below.

  (b)
  Any questions should be directed to the CIBC Mellon Trust Company at 1-800-387-0825 or in the Toronto area at (416) 643-5500. Inquiries by email should be sent to inquiries@cibcmellon.com.

4.     Office of the CIBC Mellon Trust Company

By hand delivery or by courier:	By Mail:
199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9	P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4

4

BPO PROPERTIES LTD.

PROXY
Annual and Special Meeting of the Shareholders of
BPO Properties Ltd.
to be held on June 18, 2003

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
OF BPO PROPERTIES LTD.

FOR USE BY HOLDERS OF COMMON SHARES

        The undersigned shareholder of BPO Properties Ltd. (the "Corporation") hereby appoints Robert J. Harding, Chairman of the Corporation, or failing him, David D. Arthur, President and Chief Executive Officer of the Corporation, or instead of any of the foregoing ........................................................................................., as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West, Calgary, Alberta on June 18, 2003 at 1:00 p.m. (local time) and at all adjournments thereof, upon the following matters:

(1)
VOTE FOR ☐ VOTE AGAINST ☐ (or, if no specification is made, VOTE FOR) the special resolution (the "Special Resolution") approving the amalgamation of the Corporation and 4162897 Canada Limited ("Subco"), a subsidiary of Brookfield Properties Corporation, under the Business Corporations Act (Canada) (the "CBCA"), upon the terms and conditions set forth in an amalgamation agreement (the "Amalgamation Agreement") between the Corporation and Subco, and any amendments or variations thereto that may come before the Meeting. The Special Resolution and the Amalgamation Agreement are included as Appendices 1 and 2 to the management proxy circular of the Corporation (the "Circular") dated May 22, 2003.

(2)
VOTE FOR ☐ VOTE AGAINST ☐ (or, if no specification is made, VOTE FOR) the special resolution amending the articles of the Corporation to decrease the number of directors from seven to six;

(3)
VOTE ☐ WITHHOLD VOTE ☐ (or, if no specification is made, VOTE) to pass an ordinary resolution electing the directors named in the Circular;

(4)
VOTE ☐ WITHHOLD VOTE ☐ (or, if no specification is made, VOTE) to pass an ordinary resolution appointing Deloitte & Touche LLP as auditors and authorizing the directors to fix the remuneration of the auditors; and

(5)
Such other business as may properly come before the Meeting.

Dated:                                                                                                                , 2003.

Number of Common Shares

Signature of Shareholder

Name of Shareholder
                                       (Please print clearly)

NOTES:

(1)
A shareholder has the right to appoint a person to represent him or her at the Meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)
The common shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

(3)
To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company, Attn: Proxy Department, at its offices in Toronto at 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, or by fax at (416) 368-2502, not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

(4)
If the shareholder completing this proxy is an individual, please sign exactly as your shares are registered.

If the shareholder completing this proxy is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "Information Regarding Organization and Conduct of the Meeting — Non-Registered Holders" in the accompanying Circular and carefully follow the instructions of their securities dealer or other intermediary.

(5)
All holders of shares should refer to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

(6)
If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed to shareholders by management of the Corporation.

(7)
Section 190 of the CBCA entitles registered holders of common shares to dissent from the Special Resolution approving the amalgamation. A shareholder may only exercise the right to dissent under section 190 of the CBCA in respect of shares which are registered in that shareholder's name. Shareholders, including Non-Registered Holders, who wish to dissent should carefully review the section entitled "Information Regarding Proposed Transaction — Right to Dissent" in the Circular, and Appendices 3 and 4 to the Circular, which accompany this proxy. The failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

LETTER OF TRANSMITTAL AND ELECTION FORM
For Use by Holders of Preferred Shares of
BPO PROPERTIES LTD.

        This Letter of Transmittal and Election Form (the "Letter of Transmittal") must accompany certificates representing Preferred Shares, Series G (the "Series G Shares"), Preferred Shares, Series J (the "Series J Shares"), Preferred Shares, Series K (the "Series K Shares"), Preferred Shares, Series M (the "Series M Shares") and Preferred Shares, Series N (the "Series N Shares") of BPO Properties Ltd. ("BPO") surrendered pursuant to the Amalgamation Agreement among BPO, 4162897 Canada Limited ("Subco") and 4162862 Canada Limited ("Parentco"), which is attached as Appendix 2 to the management proxy circular of BPO (the "Circular") dated May 22, 2003. Capitalized terms used and not defined herein have the respective meanings given in the Circular.

TO:	BPO PROPERTIES LTD.
AND TO:	CIBC MELLON TRUST COMPANY, at its offices set out herein.

        The undersigned hereby represents and warrants that the undersigned owns the number of Series G Shares, Series J Shares, Series K Shares, Series M Shares and Series N Shares represented by the share certificate(s) described below and delivered herewith and that the undersigned has good title to the Series G Shares, Series J Shares, Series K Shares, Series M Shares and Series N Shares represented by the share certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith surrender the Series G Shares, Series J Shares, Series K Shares, Series M Shares and Series N Shares.

Certificate Number	Name in which Shares are Registered	Series of Preferred Share	Number of Preferred Shares

TOTAL

        The share certificates listed above are hereby surrendered. For each Preferred Share surrendered, the holder of Series G Shares will receive one Parentco Class C Preferred Share, Series A; the holder of Series J Shares will receive one Parentco Class C Preferred Share, Series B; the holder of Series K Shares will receive one Parentco Class C Preferred Share, Series C; the holder of Series M Shares will receive one Parentco Class C Preferred Share, Series D; and the holder of Series N Shares will receive one Parentco Class C Preferred Share, Series E (the "Transaction Consideration"), on the terms as described under the heading "Transaction Consideration" in the Circular. The treatment of fractional shares is also discussed in the Circular.

        The undersigned authorizes and directs CIBC Mellon Trust Company to deliver the Transaction Consideration to which the undersigned is entitled and to mail the Transaction Consideration to the address indicated below or, if no instructions are given, in the name and to the address, if any, of the undersigned as the same appears on the share register maintained by BPO.

        The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. In order to receive the Transaction Consideration, Preferred Shareholders must duly complete, execute and deliver to CIBC Mellon Trust Company this Letter of Transmittal together with the certificate(s) representing Series G Shares, Series J Shares, Series K Shares, Series M Shares and Series N Shares and such other additional documents as are set out in the Instructions, if any, at any time prior to June 25, 2003.

        The tax implications of the Amalgamation are discussed in greater detail in the Circular under the heading "Certain Canadian Federal Income Tax Considerations".

BLOCK A
ISSUE CHEQUE/CERTIFICATE IN THE NAME OF: (please print)
(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (Zip) Code)
(Telephone — Business Hours)
(Social Insurance or Social Security Number)

BLOCK C
U.S. residents/citizens must provide their Taxpayer Identification Number

BLOCK B
SEND CHEQUE/CERTIFICATE (unless Box "D" is checked) TO:
(Name)

(Street Address and Number)

(City and Province or State)
(Country and Postal (Zip) Code)

BLOCK D
☐ HOLD CHEQUE/CERTIFICATE FOR PICKUP

Signature guaranteed by (if required under Instructions (f)):	Dated:	, 2003

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instructions (f) and (g))

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

2

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal.

  (b)
  Each shareholder holding share certificate(s) of BPO must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to the CIBC Mellon Trust Company ("CIBC Mellon") at the office listed below.

  (c)
  The method of delivery to CIBC Mellon is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

  (d)
  If this Letter of Transmittal is signed by the registered holder(s) of the certificate(s) delivered with this Letter of Transmittal, the signature(s) must correspond exactly with the name(s) as registered or as written on the face of the certificate(s).

  (e)
  If there is more than one name appearing on the face of any certificate delivered with this Letter of Transmittal, each registered holder must sign this Letter of Transmittal.

  (f)
  If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying share certificate(s) or if payment in respect of the Transaction Consideration is to be made to a person other than the registered holder(s) of the share certificate(s), the share certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holders(s), in either case exactly as the name or names of the registered holder(s) appear on the share certificate(s). Signatures on such share certificate(s) or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as appearing on the share certificates and must be guaranteed by a bank, a trust company or a firm having membership in a recognized stock exchange, or in some other manner satisfactory to CIBC Mellon.

  (g)
  Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

  (h)
  BPO reserves the right if it so elects in its absolute discretion to instruct CIBC Mellon to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.     Lost Share Certificates

        If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to CIBC Mellon together with a letter describing the loss. CIBC Mellon will contact you to advise of the replacement requirements.

3.     Miscellaneous

  (a)
  Additional copies of the Letter of Transmittal may be obtained from the CIBC Mellon at the offices listed below.

  (b)
  Any questions should be directed to the CIBC Mellon Trust Company at 1-800-387-0825 or in the Toronto area at (416) 643-5500. Inquiries by email should be sent to inquiries@cibcmellon.com.

4.     Office of the CIBC Mellon Trust Company

By hand delivery or by courier:	By Mail:
199 Bay Street	P.O. Box 1036
Commerce Court West	Adelaide Street Postal Station
Securities Level	Toronto, Ontario
Toronto, Ontario	M5C 2K4
M5L 1G9

3

BPO PROPERTIES LTD.

PROXY
Annual and Special Meeting of the Shareholders of
BPO Properties Ltd.
to be held on June 18, 2003

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
OF BPO PROPERTIES LTD.

FOR USE BY HOLDERS OF PREFERRED SHARES

        The undersigned shareholder of BPO Properties Ltd. (the "Corporation") hereby appoints Robert J. Harding, Chairman of the Corporation, or failing him, David D. Arthur, President and Chief Executive Officer of the Corporation, or instead of any of the foregoing ........................................................................................., as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at Bankers Hall Auditorium, Bankers Hall, 855 2nd Street West, Calgary, Alberta on June 18, 2003 at 1:00 p.m. (local time) and at all adjournments thereof, upon the following matters:

(1)
VOTE FOR ☐ VOTE AGAINST ☐ (or, if no specification is made, VOTE FOR) the special resolution (the "Special Resolution") approving the amalgamation of the Corporation and 4162897 Canada Limited ("Subco"), a subsidiary of Brookfield Properties Corporation, under the Business Corporations Act (Canada) (the "CBCA"), upon the terms and conditions set forth in an amalgamation agreement (the "Amalgamation Agreement") between the Corporation and Subco, and any amendments or variations thereto that may come before the Meeting. The Special Resolution and the Amalgamation Agreement are included as Appendices 1 and 2 to the management proxy circular of the Corporation (the "Circular") dated May 22, 2003; and

(2)
Such other business as may properly come before the Meeting.

Dated:                                                                                                                , 2003.

Number of Preferred Shares

Signature of Shareholder

Name of Shareholder
                                       (Please print clearly)

NOTES:

(1)
A shareholder has the right to appoint a person to represent him or her at the Meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)
The preferred shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

(3)
To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company, Attn: Proxy Department, at its offices in Toronto at 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9, or by fax at (416) 368-2502, not less than 48 hours (excluding Saturdays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

(4)
If the shareholder completing this proxy is an individual, please sign exactly as your shares are registered.

If the shareholder completing this proxy is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "Information Regarding Organization and Conduct of the Meeting — Non-Registered Holders" in the accompanying Circular and carefully follow the instructions of their securities dealer or other intermediary.

(5)
All holders of shares should refer to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

(6)
If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed to shareholders by management of the Corporation.

(7)
Section 190 of the CBCA entitles registered holders of preferred shares to dissent from the Special Resolution approving the amalgamation. A shareholder may only exercise the right to dissent under section 190 of the CBCA in respect of shares which are registered in that shareholder's name. Shareholders, including Non-Registered Holders, who wish to dissent should carefully review the section entitled "Information Regarding Proposed Transaction — Right to Dissent" in the Circular, and Appendices 3 and 4 to the Circular, which accompany this proxy. The failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors or Officers.

        Section 124 of the Canada Business Corporations Act (the "Act") provides as follows:

124.    (1)    Indemnification — A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

        (2)   Advance of costs — A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

        (3)   Limitation — A corporation may not indemnify an individual under subsection (1) unless the individual

    (a)
    acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

    (b)
    in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

        (4)   Indemnification in derivative actions — A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

        (5)   Right to indemnity — Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

    (a)
    was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

    (b)
    fulfils the conditions set out in subsection (3).

        (6)   Insurance — A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

    (a)
    in the individual's capacity as a director or officer of the corporation; or

    (b)
    in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

        (7)   Application to court — A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

        (8)   Notice to Director — An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

        (9)   Other notice — On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

        The by-laws of Brookfield provide that Brookfield shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Brookfield's request as a director or officer of another corporation of which Brookfield is or was a shareholder or creditor, and the heirs and legal representatives of such a person to the extent permitted by the Act.

        Brookfield maintains directors and officers insurance with an annual policy limit of Cdn.$50,000,000 subject to a corporate deductible of Cdn.$250,000 per loss. Under this insurance coverage, Brookfield and certain of its associated companies (collectively, the "Organization") are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Brookfield pursuant to the foregoing provisions, Brookfield has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Exhibits

        The following exhibits have been filed as part of this Registration Statement.

Exhibit Number	Description
2.1	Form of Amalgamation Agreement (included as Appendix 2 to the management proxy circular of BPO Properties Ltd. filed as part of this Registration Statement).
3.1	Annual Information Form of BPO Properties Ltd., dated May 20, 2003.
3.2	Management's discussion and analysis of BPO Properties Ltd. for the year ended December 31, 2002.
3.3
Audited comparative consolidated financial statements of BPO Properties Ltd. and the notes thereto for the financial years ended December 30, 2002 and 2001, together with the report of the auditors thereon.
3.4	Unaudited comparative consolidated financial statements of BPO Properties Ltd. contained in the interim reports to shareholders for the period ended March 31, 2003.
3.5	Material change report of BPO Properties Ltd., dated May 1, 2003.
3.6
Annual Information Form of Brookfield Properties Corporation, dated May 20, 2003 (incorporated by reference to the Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002).
3.7
Management's discussion and analysis of Brookfield Properties Corporation for the year ended December 31, 2002 (incorporated by reference to the Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002).
3.8
Audited comparative consolidated financial statements of Brookfield Properties Corporation and the notes thereto for the financial year ended December 31, 2002, together with the report of the auditors thereon (incorporated by reference to the Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002).
3.9
Unaudited comparative consolidated financial statements of Brookfield Properties Corporation contained in the interim reports to shareholders for the period ended March 31, 2003 (incorporated by reference to the Report on Form 6-K of Brookfield Properties Corporation, filed with the Securities and Exchange Commission on May 27, 2003).
3.10
Management Information Circular of Brookfield Properties Corporation, dated March 3, 2003, in connection with the 2003 Annual Meeting of Shareholders, other than the sections entitled "Report of the Human Resources and Compensation Committee", "Performance Graph" and "Corporate Governance" (incorporated by reference to the Report on Form 6-K of Brookfield Properties Corporation, filed with the Securities and Exchange Commission on March 31, 2003).
3.11	Material change report of Brookfield Properties Corporation, dated November 7, 2002.
4.1	Consent of Torys LLP.
4.2	Consent of Deloitte & Touche LLP.
5.1	Power of attorney (included on the signature page of this Registration Statement).

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings.

        (a)   The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Registration Statement on Form F-8 or to transactions in said securities.

Item 2.    Consent to Service of Process.

        (a)   Concurrently with the filing of this Registration Statement on Form F-8, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (c)   Any change to the name or address of the agent for service of the Registrant or the trustee shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada on the 27th day of May, 2003.

Brookfield Properties Corporation
By:	/s/ STEVEN J. DOUGLAS
Name: Steven J. Douglas Title: Executive Vice President & Chief Financial Officer

POWERS OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Richard B. Clark and Steven J. Douglas, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on May 27, 2003 in the capacities indicated.

Signature	Title

/s/ RICHARD B. CLARK Richard B. Clark	President and Chief Executive Officer and a Director (principal executive officer)
/s/ STEVEN J. DOUGLAS Steven J. Douglas	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)
Gordon E. Arnell	Chairman of the Board of Directors
/s/ DAVID D. ARTHUR David D. Arthur	Director

III-2

William T. Cahill	Director
/s/ JACK L. COCKWELL Jack L. Cockwell	Director
/s/ J. BRUCE FLATT J. Bruce Flatt	Director
Lance Liebman	Director
/s/ JOHN R. MCCAIG John R. McCaig	Director
/s/ PAUL D. MCFARLANE Paul D. McFarlane	Director
/s/ ALLAN S. OLSON Allan S. Olson	Director
/s/ SAM POLLOCK, O.C. Sam Pollock, O.C.	Director
John E. Zuccotti	Director

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the United States Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Brookfield Properties Corporation in the United States, on May 27, 2003.

Torys LLP
By:	/s/ ANDREW J. BECK
Name: Andrew J. Beck Title: Partner

III-3

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Form of Amalgamation Agreement (included as Appendix 2 to the management proxy circular of BPO Properties Ltd. filed as part of this Registration Statement).
3.1	Annual Information Form of BPO Properties Ltd., dated May 20, 2003.
3.2	Management's discussion and analysis of BPO Properties Ltd. for the year ended December 31, 2002.
3.3
Audited comparative consolidated financial statements of BPO Properties Ltd. and the notes thereto for the financial years ended December 30, 2002 and 2001, together with the report of the auditors thereon.
3.4	Unaudited comparative consolidated financial statements of BPO Properties Ltd. contained in the interim reports to shareholders for the period ended March 31, 2003.
3.5	Material change report of BPO Properties Ltd., dated May 1, 2003.
3.6
Annual Information Form of Brookfield Properties Corporation, dated May 20, 2003 (incorporated by reference to the Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002).
3.7
Management's discussion and analysis of Brookfield Properties Corporation for the year ended December 31, 2002 (incorporated by reference to the Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002).
3.8
Audited comparative consolidated financial statements of Brookfield Properties Corporation and the notes thereto for the financial year ended December 31, 2002, together with the report of the auditors thereon (incorporated by reference to the Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2002).
3.9
Unaudited comparative consolidated financial statements of Brookfield Properties Corporation contained in the interim reports to shareholders for the period ended March 31, 2003 (incorporated by reference to the Report on Form 6-K of Brookfield Properties Corporation, filed with the Securities and Exchange Commission on May 27, 2003).
3.10
Management Information Circular of Brookfield Properties Corporation, dated March 3, 2003, in connection with the 2003 Annual Meeting of Shareholders, other than the sections entitled "Report of the Human Resources and Compensation Committee", "Performance Graph" and "Corporate Governance" (incorporated by reference to the Report on Form 6-K of Brookfield Properties Corporation, filed with the Securities and Exchange Commission on March 31, 2003).
3.11	Material change report of Brookfield Properties Corporation, dated November 7, 2002.
4.1	Consent of Torys LLP.
4.2	Consent of Deloitte & Touche LLP.
5.1	Power of attorney (included on the signature page of this Registration Statement).

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
BPO PROPERTIES LTD.
BPO PROPERTIES LTD. BCE Place, 181 Bay Street, Suite 330 Toronto, Ontario M5J 2T3
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
BPO PROPERTIES LTD. MANAGEMENT PROXY CIRCULAR FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
GLOSSARY OF TERMS
SUMMARY
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING
SPECIAL BUSINESS TO BE CONDUCTED AT THE ANNUAL AND SPECIAL MEETING
INFORMATION REGARDING PROPOSED TRANSACTION
OTHER SPECIAL BUSINESS
ANNUAL BUSINESS
INFORMATION REGARDING EXECUTIVE COMPENSATION
Comparison of 5-Year Cumulative Total Shareholder Return on Common Shares of the Corporation and the TSX Total Return Index
PRICE RANGE AND TRADING VOLUMES FOR THE SHARES
PRICE RANGE AND TRADING VOLUMES FOR THE PREFERRED SHARES
PRICE RANGE AND TRADING VOLUMES FOR THE BROOKFIELD SHARES
INTEREST OF PERSONS IN THE MATTERS TO BE ACTED UPON AT THE MEETING
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
CORPORATE GOVERNANCE PRACTICES
EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS
INFORMATION CONCERNING BROOKFIELD
INFORMATION CONCERNING PARENTCO
INFORMATION CONCERNING SUBCO
LEGAL MATTERS
ADDITIONAL INFORMATION REGARDING THE CORPORATION — DOCUMENTS INCORPORATED BY REFERENCE
AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT AND REPORT
APPROVAL AND CERTIFICATE
APPENDIX 1 BPO PROPERTIES LTD. SPECIAL RESOLUTION
SPECIAL RESOLUTION TO REDUCE NUMBER OF DIRECTORS
APPENDIX 2 AMALGAMATION AGREEMENT
SCHEDULE A TO APPENDIX 2 RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF PARENTCO SHARE CAPITAL
PART I
PART II
SCHEDULE B TO APPENDIX 2 RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF AMALCO SHARE CAPITAL
APPENDIX 3
SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT
APPENDIX 4
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
SECTION 190 OF THE
CANADA BUSINESS CORPORATIONS ACT
APPENDIX 5
INDEPENDENT VALUATION AND FAIRNESS OPINION
LETTER OF TRANSMITTAL AND ELECTION FORM For Use by Holders of Common Shares of BPO PROPERTIES LTD.
SHAREHOLDER ELECTION
ONLY ONE OF CHOICE A, B, C OR D MAY BE ELECTED
INSTRUCTIONS
INSTRUCTIONS
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
POWERS OF ATTORNEY
AUTHORIZED REPRESENTATIVE
INDEX TO EXHIBITS